As confidentially submitted to the Securities and Exchange Commission on February 10, 2022.

This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

MED-X, INC.
(Exact name of registrant as specified in its charter)

Nevada	2800	46-5473113
(State or other jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number	Identification Number)

8236 Remmet Avenue

Canoga Park, California 91304

(818) 349-2870

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Matthew Mills

Chief Executive Officer

Med-X, Inc.

8236 Remmet Avenue

Canoga Park, California 91304

(818) 349-2870

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Arthur Marcus, Esq. Sichenzia Ross Ference LLP 1185 Avenue of the Americas New York, New York 10036 Tel: (212) 930-9700 Fax: (212) 930-9725	David E. Danovitch, Esq. Angela Gomes, Esq. Sullivan & Worcester LLP 1633 Broadway New York, NY 10019 Tel: (212) 660-3060 Fax: (202) 660 3001

(Approximate date of commencement of proposed sale to the public)

As soon as practicable after the effective date of this Registration Statement

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided to Section 7(a)(2)(B) of the Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement relating to these securities filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	FEBRUARY 10, 2022

Shares

Common Stock

MED-X, INC.

This is a firm commitment initial public offering of           shares of our common stock, par value $0.001 per share, based on an assumed public offering price of $      per share, which is the midpoint of the range discussed below. No public market currently exists for our common stock. We are offering all of the shares of common stock offered by this prospectus. We expect the public offering price to be between $     and $     per share.

We intend to apply to list our common stock on the Nasdaq Capital Market (“Nasdaq”) under the symbol “MXRX”. No assurance can be given that our application will be approved.

We are an emerging growth company as that term is used in the Jumpstart Our Business Startups Act of 2012, and, as such, we have elected to take advantage of certain reduced public company reporting requirements for this prospectus and future filings.

We expect to effect a 1-for-8 reverse stock split of our outstanding common stock following the effective time of the registration statement to which this prospectus forms a part but prior to the closing of this offering. The number of shares of common stock offered in this prospectus and all other applicable information has been determined based on an assumed public offering price of $      per share, which is the midpoint of the range discussed above. The actual public offering price of the shares will be determined between the underwriters and us at the time of pricing, considering our historical performance and capital structure, prevailing market conditions, and overall assessment of our business. Therefore, the assumed public offering price per share of common stock used throughout this prospectus may not be indicative of the actual public offering price for the shares of common stock. See “Determination of Offering Price” for additional information.

Unless otherwise noted, the share and per share information in this prospectus reflects, other than in our financial statements and the notes thereto, a proposed reverse stock split of the outstanding common stock of the Company at an assumed 1-for-8 ratio to occur immediately following the effective time of the registration statement of which this prospectus forms a part is declared effective by the Securities and Exchange Commission (the “SEC”) but prior to the closing of the offering.

Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page ____ of this prospectus, and under similar headings in any amendments or supplements to this prospectus. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds to us, before expenses(2)	$	$

___________

(1)

In addition to the underwriting discounts and commissions, we have also agreed to issue  EF Hutton, division of Benchmark Investments, LLC,  the representative of the underwriters (the “Representative”) warrants to purchase up to 4% of the number of shares of common stock sold in this offering (the “Representative’s Warrants”), to reimburse the Representative for certain expenses, and to provide a non-accountable expense allowance equal to 1% of the gross proceeds of this offering payable to the Representative. See “Underwriting” for a description of the compensation payable to the underwriter.

(2)

We have granted a 45-day option to the Representative to purchase up to                  additional shares of common stock based on an assumed public offering price of $     per share, which is the midpoint of the range set forth above (15% of the shares of common stock sold in this offering) at the initial public offering price less underwriting discounts and commissions.  The amount of offering proceeds to us presented in this table does not give effect to any exercise of the: (i) over-allotment option (if any) or (ii) Representative’s Warrants.

The underwriters expect to deliver the securities to purchasers in the offering on or about        , 2022.

EF Hutton

division of Benchmark Investments, LLC

The date of this prospectus is                   , 2022

ii

We use our registered trademark, Med-X, in this prospectus. This prospectus also includes trademarks, tradenames and service marks that are the property of other organizations. Solely for convenience, trademarks and tradenames referred to in this prospectus appear without the ® and ™ symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these trademarks and tradenames.

You should rely only on the information contained in this prospectus. We have not, and the underwriter has not, authorized anyone to provide you with any information other than that contained in this prospectus or in any applicable prospectus supplement or free writing prospectus prepared by or on behalf of us to which we have referred you. We are offering to sell, and seeking offers to buy, the securities covered hereby only in jurisdictions where offers and sales are permitted. We are not, and the underwriter is not, making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement or free writing prospectus is accurate as of any date other than the date on the front cover of those documents. Our business, financial condition, results of operations and prospects may have changed since those dates.

For investors outside the United States: We have not, and the underwriter has not, taken any action that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of the securities covered hereby the distribution of this prospectus outside the United States.

We further note that the representations, warranties and covenants made by us in any agreement that is incorporated by reference or filed as an exhibit to the registration statement of which this prospectus is a part were made solely for the benefit of the parties to such agreement, including, in some cases, for the purpose of allocating risk among the parties to such agreements, and should not be deemed to be a representation, warranty or covenant to you. Moreover, such representations, warranties or covenants were accurate only as of the date when made. Accordingly, such representations, warranties and covenants should not be relied on as accurately representing the current state of our affairs.

Information contained in, and that can be accessed through our website, https://www.MEDX-RX.com/, shall not be deemed to be part of this prospectus or incorporated herein by reference and should not be relied upon by any prospective investors for the purposes of determining whether to purchase the shares offered hereunder.

iii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus may contain both historical and forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar matters that are not historical facts. In some cases, you can identify forward-looking statements by terms such as “anticipate”, “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potential,” “should,” “will” and “would” or the negatives of these terms or other comparable terminology. To the extent that this prospectus contains forward-looking statements regarding our business, please be advised that our actual financial condition, operating results, and business performance may differ materially from that projected or estimated by us in forward-looking statements. We have attempted to identify, in context, certain of the factors we currently believe may cause actual future experience and results to differ from our current expectations. The differences may be caused by a variety of factors, including but not limited to:

•	Our ability to continue as a going concern.
•	Our limited operating history and ability to earn a profit.
•	Our ability to effectively execute our business plan.
•	Our potential inability to compete and succeed in highly competitive and evolving industries.
•	Our potential inability to manage our research, development, expansion, growth and operating expenses.
•	Our potential inability to raise capital and the unavailability of future financing.
•

The lack of market acceptance of our Nature-Cide®, Thermal-Aid®, Home Spa™, and other products, including our newly formulated mosquito repellant and eradication solution derived from our current Nature-Cide® All Purpose Concentrate product.

•	Our unexpected costs and operating deficits.
•	Our inadequate capital and financing.
•	Our research and development of cannabis medical compounds, mosquito repellant solutions, and other potential new products may not result in commercial products available for sale by us in the future.
•	Our testing of proposed new products, such as our planned mosquito control solution, may indicate that the proposed products are not effective.
•

Our Chairman and Chief Executive Officer, Matthew Mills, owns 10,000 shares of our Series A Preferred Stock, which entitles him to control over 51% of the voting power on all matters submitted to a vote of our shareholders, and together with his common stock ownership, Mr. Mills holds approximately 57% of the total shareholder voting power of the Company.

•	Our potential inability to obtain legal permission to grow, supply and sell cannabis.
•	Our potential inability to sell our Nature-Cide® Thermal-Aid®, Home Spa™, Malibu Brands, cannabis and other products.
•	Heavy development stage expenditures by us, resulting in substantial operating deficits, especially in the early years of operation.
•	Our intense competition, including entry of new competitors.
•	The decreased demand for our products or increased supply, causing prices for our products to decline.
•	Adverse federal, state, and local government regulation and taxation, rendering it difficult for us to monetize our potential products and services.
•	Heavy government regulation, taxation and licensing requirements in markets where cannabis is legal.
•	The potential lack of new markets for cannabis.
•	Contraction of the market for medical cannabis in California, including the closing of medical cannabis dispensaries due to government order.
•	Our proprietary rights, trade secrets and other intellectual property may not be adequately protected from legal challenge or third-party infringement.
•	Our potential lower sales and revenue than we forecast.
•	Our potential defaults on leases or other indebtedness.
•	Our potential loss of suppliers and supply.
•	Our potential price increases for capital, supplies and materials.
•	A potential decline of market prices for our products due to excess supply or for other reasons.
•	Our potential failure to obtain customers, loss of customers and failure to obtain new customers.
•	Our potential loss of or inability to obtain government licenses and permits.
•	Our potential receipt of adverse publicity and news coverage.
•	Our potential inability to carry out marketing and sales plans.
•	Our potential loss of key executives.
•	Our dilution of ownership due to issuance of more securities by the Company.
•	The unavailability of banking, trademark registration, and other services to Med-X because cannabis is still illegal under federal law.

Any of the assumptions underlying forward-looking statements could be inaccurate. You are cautioned not to place undue reliance on any forward-looking statements included in this prospectus. All forward-looking statements are made as of the date of this prospectus and the risk that actual results will differ materially from the expectations expressed in this prospectus will increase with the passage of time. Except as otherwise required by the federal securities laws, we undertake no obligation to publicly update or revise any forward-looking statements after the date of this prospectus, whether as a result of new information, future events, changed circumstances or any other reason. In light of the significant uncertainties inherent in the forward-looking statements included in this prospectus, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans described in this prospectus will be achieved.

1

PROSPECTUS SUMMARY

This summary highlights selected information contained elsewhere in this prospectus and does not contain all of the information you should consider in making your investment decision. You should read the following summary together with the more detailed information regarding us and our common stock being sold in the offering, including the risks of investing in our common stock discussed under “Risk Factors,” beginning on page __ and our historical condensed combined financial statements and the related notes appearing elsewhere in this prospectus, before making an investment decision. For convenience, in this prospectus, unless the context suggests otherwise, the terms “we,” “our,” “our company,” “Company” and “us” and “Med-X” refer to Med-X,  Inc., a Nevada corporation, and its consolidated subsidiaries as a whole.

Overview

Med-X, Inc. was incorporated in Nevada in February 2014 in order to engage in the business of (a) publishing content about the cannabis industry, primarily online, for industry participants and the general public, (b) growing and selling cannabis on a wholesale basis, initially for the California medical cannabis market, (c) supplying related agricultural products to other commercial cannabis growers, and (d) developing and selling commercial medicinal supplements based on beneficial compounds extracted from cannabis. On April 16, 2018, we completed a merger with Pacific Shore Holdings, Inc. (“PSH” or “Pacific Shore”), our 99% owned subsidiary (the “Merger”). We plan to continue our efforts to acquire other companies that have similar business models to ours - developing natural products, as well as offering pest control services nationally. Our management believes it can create strong value for shareholders by acquiring companies that have growing revenue and assets in an attempt to bolster our revenue and assets. We have no current binding agreements to acquire any other entity.

We are engaged in the business of product development, distribution, and marketing. We ultimately see ourselves as a health and wellness company developing a series of all-natural and environmentally friendly products and offering products and service protocols to other companies and consumers who are also looking to reduce impact of exposer and toxins in their daily routines. We have developed a series of proprietary natural “green” branded products under division names Nature-Cide®, Thermal-Aid®, Home Spa™ and Malibu Brands. Nature-Cide products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, turf care, janitorial, hospitality, transportation and agriculture, as well as the cannabis and hemp cultivation and products industries. Thermal-Aid, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide and Thermal-Aid are distributed through ecommerce platforms and through national distribution outlets positioned around the United States. Home Spa Shower Sprays are essential oil-based products distributed through various ecommerce platforms. Malibu Brands are all-natural essential oils, including hemp and Cannabidiol (“CBD”) oil products, designed for various ailments and are still in the development stage. The Company does not intend to commence the production and sale of CBD oil products until the Federal Food & Drug Administration (the “FDA”) and the federal government provide more clarity to the current regulatory environment. as it relates to when and if legalization of cannabis is sanctioned by the federal government as well as with hemp.  We do not anticipate stocking an inventory of third-party products for sale, rather we expect to fill orders on a real time basis directly from third-party fulfilment sources.

We are currently conducting extensive research, development and testing of a newly formulated solution derived from our Nature-Cide All Purpose Concentrate product, which was studied and judged to be the most effective and environmentally friendly product when compared to the most popular synthetic chemicals for Mosquito Control. The study was conducted in 2017 and led by Rui-De Xue, PhD, Managing Director of the Anastasia Mosquito Control District in Florida.  Dr. Xue specializes in the biology and control of mosquitoes, evaluation of insect repellents, insecticide formulations, and population surveillance and control new technology, tools, and methods and has been published 231 times.  Dr. Xue’s study was titled, EVALUATION OF PYRETHROID AND BOTANICAL BARRIER INSECTICIDES AGAINST AEDES ALBOPICTUS IN THE LABORATORY AND FIELD and was published in by the Journal of the Florida Mosquito Control Association (Vol. 66, 2019). We believe that the new formulation is specifically designed to eradicate and repel mosquitos in any environment, anywhere in the world, without harmful chemicals and potentially with no environmental impact. Our research is advanced, and our anti-mosquito solution formula is currently undergoing efficacy and toxicity tests to qualify it for export and to launch sales into the international and domestic markets. See “Business – Mosquito Control Study.”

We also operate the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes media content regarding cannabis and hemp industries to generate revenue from advertisers and traffic optimizing venues. This platform has been publishing cannabis industry news and information since its launch in July 2015. The content is designed to cover a wide variety of topics relating to the cannabis and hemp industries on an ongoing basis, including news and current events, as well as the business, financial, legislative, legal, cultural, medical, scientific and technological aspects of the industry on a national and international scale. Stories, columns, advice and analysis come from a combination of regular consultants, contributors, freelance and staff writers, Company personnel and public news sources. The Company plans to eventually add online ecommerce to its website, offering branded industry products for sale from third party suppliers and from its own product lines, subject in all cases to compliance with applicable federal and state law. The network includes smart phone and tablet applications, and its original content is distributed across several digital platforms including web, Native iOS, Vimeo Video, YouTube, Apple Podcast Audio and Apple News.

2

We are in the final stages of development of another media platform called the National Investor Network, www.nationalinvestornetwork.com, which was initially built to support the Company’s capital raising efforts.  Moving forward once the Company no longer needs private capital, the network will act as a marketing publisher of content to market other companies that are looking to utilize crowdfunding to raise capital for a monthly fee. The National Investor Network is a digital platform that is designed to offer its members highly curated business news content. The member base is currently comprised of approximately 3,800 members, all of which are currently Med-X, Inc. shareholders.  Each member controls their own news feed based on the companies or industry categories they chose. The platform is built on a robust database that will allow for the tracking of member behavior giving the system the tools it needs to recommend marketing strategies in proprietary ways. Once positioned for other companies, the platform will give the equity crowdfunding or stock trading space the opportunity to publish their own content in the hopes of driving traffic or raising awareness of their company or crowdfunding initiatives. This acts as a marketing tool for other companies that are looking to be recognized as a company raising capital using the exemptions promulgated under the Jumpstart Our Business Startups Act (the “JOBS Act”), which permits crowdfunding. We also expect to assist in marketing various companies with targeted campaigns inside the National Investor Network platform to certain members as a service. In exchange for these services, we hope to generate monthly marketing revenue from other companies with the hope that more exposure will help them with their equity crowdfunding efforts. This and our media division, the MJT Network, could be profitable if and to the extent that the revenue from advertisers, sponsors, product sales and service fees exceeds the cost of the content (expected to be writers’ and content licensing fees) and products offered for online sale. We are not operating a crowdfunding platform and are only supplying information and exposure for them.

We intend to position Malibu Brands as a homeopathic, botanical, topical, all-natural alternative to traditional everyday pain management methods for consumers of all ages who may suffer from various ailments, including, but not limited to, arthritis, joint pain, headaches and back pain who seek natural pain remedies. We initially launched the Malibu Brands topical product, “Pacific Pain Relief Cream”, which is now available via ecommerce. After the launch of the first product, we began development of other versions of the product that, when completed and provided that federal legality is clarified, could potentially contain full spectrum CBD extracted from industrial hemp and cannabis. Social media marketing, advertising and public relations is continuous and is being used to spread awareness and drive traffic to the product to drive product sales with the goal of continuing to build loyalty and social proof around the product from our core, first early adapters, and take that feedback to pharmacy retailers and government and insurance-based providers that could cover the cost of the Malibu Brands “Pacific Pain Relief Cream” for the consumer patients. We plan to attend distribution and pharmacy tradeshows and educational programs as well as provide support to the public movement to hold pharmaceutical companies accountable and to help curb the opioid epidemic by educating healthcare providers and communities on the availability of alternative everyday pain relief products like the “Pacific Pain Relief Cream.”

Besides supplying Nature-Cide products to pest control, hospitality, janitorial and agricultural industries, Med-X also plans to supply proprietary and non-proprietary products, including Nature-Cide insecticides, pesticides, granular and soil blends to legally operating hemp and cannabis agricultural operators. As these core businesses evolve, and provided it becomes legal to do so, we will seek to develop and monetize techniques for the recognition and extraction of hemp and cannabis compounds for the medical industry. The Company and its subsidiary, Pacific Shore, are currently generating revenue from the Nature-Cide, Thermal-Aid, Malibu-Brands and The MJT Network divisions, however we are not yet profitable.

Our Growth Strategy

We are actively positioning the Nature-Cide and Thermal-Aid brands with major distribution and marketing. We also plan to address the needs required to support the fast-paced emerging cannabis and hemp industries. These potential innovations include new products for consumer health and welfare utilizing hemp oil and other CBD compounds. We plan to utilize 100 plus acres in Northern and Southern California owned by Dr. David Toomey, our Chief Science Officer, for hemp and other cannabis cultivation, operations, and production. If and when  the federal government finalizes methods and protocols for hemp CBD extraction production, and if and when we have the capital to do so, the Company plans to obtain the proper government licenses for indoor and outdoor farm property in California to grow, harvest and sell high quality, custom-bred organic hemp for the California medical and CBD compound markets. There can be no assurance that we will obtain such licenses.

3

We also, plan, to the extent it is legal to do so, to cultivate  custom-bred hemp and cannabis for the medical market to treat ailments, such as pain, sleep deprivation, appetite disorders, and neurological pathologies or their symptoms. According to the Brookings Institution, which is a non-profit public policy organization based in Washington, D.C. (www.brookings.edu/blog/fixgov/2018/12/14/the-farm-bill-hemp-and-cbd-explainer/), in 2018, the federal government passed the Agriculture Improvement Act of 2018 (the “Farm Bill”, which allows the cultivation of hemp. Once the guidelines have been fully established and approved by the federal government and we have sufficient funding to do so, we plan to cultivate and extract hemp CBD for the  medical industry. The Farm Bill ensures that any cannabinoid or the chemical compounds that make up the cannabis plant that come directly from hemp will be legal, if and only if that hemp is produced in a manner consistent with the Farm Bill, associated federal regulations, associated state regulations, and by a licensed cultivator. It explicitly allows the transfer of hemp-derived products across state lines for commercial or other purposes. It also imposes no restrictions on the sale, transport, or possession of hemp-derived products, so long as those items are produced in a manner consistent with the law. Under Section 10113 of the Farm Bill, state departments of agriculture must consult with their state’s governor and chief law enforcement officer to devise a plan to be submitted to the Secretary of United States Department of Agriculture (“USDA”). A state’s plan to license and regulate hemp can only commence once the Secretary of USDA approves that state’s plan. Once the state of California finalizes its hemp regulations, methods and protocols for growing hemp, and provided that the USDA approves it, the Company plans to obtain the proper government licenses to commence farming operations on an indoor and outdoor farm property in California to grow, harvest and sell high quality, proprietary, organic hemp for the U.S. medical and CBD compound markets. Management is planning to produce various hemp CBD products, such as topicals and supplements for pain management, if and when we have capital to do so. Over the past 25 years, 33 states have legalized cannabis for medical use, and over the past several years, ten states have legalized cannabis for adult recreational use. Every one of those programs is illegal under federal law, with no exceptions, and the Farm Bill does nothing to change that situation. That said, many in the cannabis community hope that the reforms to hemp policy under the Farm Bill serve as a first step toward broader cannabis reform. We will not market or sell any of these compounds, supplements or medicines made from these compounds, until it is clearly legal to do so under federal, state and applicable local law. Consequently, such products, even if successfully developed by the Company, are not expected to generate revenue in the short term.

In the future Med-X plans to research, develop and license or otherwise monetize cannabis and hemp compound identification and extraction techniques for the cannabis/hemp medical industry. Management believes that Med-X, if and when the federal government changes its stance and reschedules cannabis from a Schedule 1 to a Schedule 2 or Schedule 3 drug, or de-schedules it altogether, will eventually earn substantial revenue from growing, harvesting and selling custom-bred organic cannabis for the California medical and recreational markets. As applicable cannabis licensing and tax regulations in California are published and licenses become available, we intend to launch our planned cultivation operations in that state. As part of our growth strategy, we may acquire from third parties’ other businesses and products that fit into our business model to generate additional revenue and enhance the value of the Company.

On August 5, 2021 (the “Effective Date”), we entered into a Share Purchase Agreement (the “SPA”) with Gem Global Yield LLC SCS (“GEM” or the “Purchaser”) and Gem Yield Bahamas Limited (“GYBL”).  Pursuant to the SPA, we may sell to the Purchaser from time to time up to $100,000,000 (the “Aggregate Limit”) in shares of our common stock.  Pursuant to the SPA, the Company may issue a draw down notice pursuant to which the Company may sell the Purchaser an amount of shares that shall not exceed 400% of the average daily trading volume for the 30 days immediately preceding the Draw Down Exercise Date (as defined in the SPA). The per share price shall equal 90% of the average applicable Daily Closing Price (as defined in the SPA) of the Company’s common stock during the applicable draw down pricing period.  Following the listing of the Company’s common stock on Nasdaq, the Company may issue a Draw Down Notice (as defined in the SPA) for up to $10,000,000 of the Aggregate Limit (as defined in the SPA). Unless earlier terminated as provided thereunder, the SPA terminates automatically on the earliest of (i) thirty-six (36) consecutive months from the  from when we list on Nasdaq; (ii) five (5) years from the Effective Date (as may be extended as provided in the SPA, and (iii) the date the Purchaser shall have purchased the Aggregate Limit.

Pursuant to the SPA, in consideration for these services, we agreed to pay GEM and GYBL the following consideration: a commitment fee equal to two (2) percent of the Aggregate Limit (the "Commitment Fee"), deliverable as  described in the SPA. The Commitment Fee may be paid in cash from the proceeds of the Draw Downs (as defined in the SPA) or in freely tradeable shares of common stock of the Company valued at the Daily Closing Price at the time of such payment, at the option of Med-X. Med-X shall pay one percent (1%) of the Commitment Fee on or before the twelve (12) month anniversary of the Public Listing Date (as defined in the SPA), and Med-X shall pay the remaining amount of such Commitment Fee on or before the twenty (20) month anniversary of the date our shares of common stock are listed on Nasdaq. On the Effective Date, we issued GEM a warrant granting GYBL the right to purchase shares of our common stock having an expiration date that is the third anniversary of the date our shares are listed on Nasdaq , granting GYBL the right to purchase, at the exercise price and upon the terms set forth more fully in the SPA, up to the number of shares of common stock that is equal to 4% of the total number of common stock outstanding as of the date our shares of common stock are listed on Nasdaq.

Pursuant to a Registration Rights Agreement, dated August 5, 2021, between us, the Purchaser and GYBL (the “Registration Rights Agreement”), no later than three (3) months following the date on which our shares of common stock are first listed to trade on Nasdaq (the “Filing Deadline”), we are obligated to file a registration statement with the SEC to register the shares of common stock issuable pursuant to the SPA. Pursuant  to the Registration Rights Agreement, we are obligated to have the registration statement declared effective by the SEC on the earlier of (A) the 60th calendar day after the earlier of (1) the Filing Deadline and (2) the date on which the registration statement is filed with the SEC and (B) the fifth business day after the date the Company is notified by the SEC that the registration statement will not be reviewed.

4

Reverse Stock Split

We expect to effect a 1-for-8 reverse stock split of our outstanding common stock following the effective time of the registration statement of which this prospectus forms a part but prior to the closing of this offering. We intend for our board of directors (the “Board”) to effect such reverse stock split in connection with the consummation of this offering and our intended listing of our common stock on Nasdaq, however we cannot guarantee that such reverse stock split will be necessary or will occur in connection with the listing of our common stock on Nasdaq, or that Nasdaq will approve our initial listing application for our common stock upon such reverse stock split.

The reverse stock split will not impact the number of authorized shares of common stock which will remain at 300,000,000 shares. Unless otherwise noted, the share and per share information in this prospectus reflects, other than in our financial statements and the notes thereto, a proposed reverse stock split of the outstanding common stock and treasury stock of the Company at a 1-for-8 ratio to occur immediately following the effective time of the registration statement of which this prospectus forms a part but prior to the closing of this offering.

Implications of Being an Emerging Growth Company and Smaller Reporting Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012(the “JOBS Act”). As a result, we are permitted to, and intend to, rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. Accordingly, we have included detailed compensation information for only our three most highly compensated executive officers and have not included a compensation discussion and analysis of our executive compensation programs in this prospectus. In addition, for so long as we are an “emerging growth company,” we will not be required to:

•	engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002(the “Sarbanes-Oxley Act”);

•

comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);

•	submit certain executive compensation matters to shareholder advisory votes, such as “say-on-pay,” “say-on-frequency,” and “say-on-golden parachutes;” or

•

disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparison of the chief executive officer’s compensation to median employee compensation.

In addition, the JOBS Act provides that an “emerging growth company” can use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards.

We will remain an “emerging growth company” until the earliest to occur of:

•	our reporting of $1.07 billion or more in annual gross revenues;

•	our issuance, in a three-year period, of more than $1 billion in non-convertible debt;

•	the end of the fiscal year in which the market value of our common stock held by non-affiliates exceeds $700 million on the last business day of our second fiscal quarter; and

•	, 2027.

We are also a “smaller reporting company” (and may continue to qualify as such even after we no longer qualify as an emerging growth company) and accordingly may provide less public disclosure than larger public companies, including the inclusion of only two years of audited financial statements and only two years of management’s discussion and analysis of financial condition and results of operations disclosure. As a result, the information that we provide to our stockholders may be different than what you might receive from other public reporting companies in which you hold equity interests.

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THE OFFERING

Issuer	Med-X, Inc., a Nevada corporation

Common stock offered by us	shares, based upon an assumed public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus.

Over-allotment option

We have granted the Representative a 45-day option to purchase up to additional shares of common stock (15% of the shares of common stock sold in this offering), based upon an assumed public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, from us at a price per share equal to the public offering price per share, less the underwriting discount and commissions payable by us, solely to cover over-allotments, if any.

Shares of common stock outstanding prior to the offering (1)
Common stock to be outstanding immediately after this offering(2)	shares or shares if the Representative exercises in full its option to purchase additional shares of common stock.

Use of proceeds

We currently intend to use the net proceeds received from this offering to enhance our marketing efforts, hire key personnel in sales and management, register our products internationally, conduct research and development and for working capital including any acquisitions that we may undertake.  See “Use of Proceeds” on page     .

Representative’s Warrants

We have agreed to issue the Representative’s warrants to purchase up to            shares of our common stock (4% of the aggregate number of shares sold in the offering), based upon an assumed public offering price of $       per share, which is the midpoint of the price range set forth on the cover page of this prospectus. The Representative’s Warrants are exercisable at a per share price equal to 120% of the public offering price per share, at any time, and from time to time, in whole or in part, during the four and one-half-year period commencing six months after the effective date of the registration statement of which this prospectus forms a part.

Risk factors

This investment involves a high degree of risk. You should read the description of risks set forth under “Risk Factors” beginning on page  of this prospectus for a discussion of factors to consider before deciding to purchase our securities.

Lock-up agreements

We, along with our directors, officers and shareholders, have agreed with the Representative not to offer for sale, issue, sell, contract to sell, pledge or otherwise dispose of any of our common stock or securities convertible into common stock for a period of 180 days from the closing of this offering. See “Underwriting” beginning on page   .

Trading symbol

We intend to apply to list our common stock on Nasdaq under the symbol “MXRX”. We believe that upon completion of this offering, we will meet the standards for listing on Nasdaq, however, we cannot guarantee that we will be successful in listing our common stock on Nasdaq. We will not consummate this offering unless our common stock is approved for listed on Nasdaq.

Reverse stock split

We expect to effect a 1-for-8 reverse stock split of our outstanding common stock following the effective time of the registration statement of which this prospectus forms a part but prior to the closing of this offering.

____________

(1)

Unless we indicate otherwise, the number of shares of our common stock outstanding is based on 16,658,636 shares of common stock outstanding as of September 30, 2021, and gives effect to our planned reverse stock split at a ratio of 1-for-8, but does not include, as of that date (i)              shares of common stock to be issued to a consultant at the closing of the offering at the public offering price; (ii)            shares to be issued to GEM pursuant to the SPA; and (iii)              shares issuable upon the exercise of outstanding options and         shares of common stock issuable upon the exercise of outstanding warrants.

(2)

The number of shares of common stock shown above to be outstanding after this offering gives effect to our planned reverse stock split at a ratio of 1-for-8, but does not include, as of that date:           shares of common stock to be issued to a consultant at the closing of the offering at the public offering price.

Unless otherwise indicated, all information in this prospectus assumes no exercise by the Representative of its option to purchase additional shares of common stock solely to cover over-allotments, if any, or the exercise of any Representative’s Warrants.

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RISK FACTORS

Any investment in our securities involves a high degree of risk. You should carefully consider the risks described below as well as other information provided to you in this document, including information in the section of this document entitled “Information Regarding Forward Looking Statements.” If any of the following risks actually occur, the Company’s business, financial condition or results of operations could be materially adversely affected, the value of the Company’s common stock could decline, and you may lose all or part of your investment.

Risks Relating to Our Business

Med-X, Inc. has a limited operating history, which makes it difficult to accurately evaluate our business prospects.

We were formed in February 2014 to engage in the business of (a) publishing content about the cannabis industry, primarily online, for industry participants and the general public, (b) growing and selling cannabis on a wholesale basis, initially for the California medical cannabis market, (c) supplying related agricultural products to other commercial cannabis growers, and (d) developing and selling commercial medicinal supplements based on beneficial compounds extracted from cannabis. To date, we have built a 600 square foot state-of-the-art cultivation center. In 2015 and early 2016, a small, affiliated patient group cultivated small quantities of different strains of cannabis at the facility for personal medical research, with whom we shared data but we generated no revenues from this activity. We have also launched our cannabis news website, and commenced marketing Nature-Cide, but have not yet launched the other components of our business plan. In particular, little revenue is expected from our cannabis compound identification and extraction program until cannabis is sufficiently legalized to engage in such commerce. We have no government permits to legally grow and supply cannabis in California or any other jurisdiction, and have yet to earn significant revenue. We cannot assure at this time that we will be able to commence our planned operations, that we will operate profitably, or that we will have adequate working capital to conduct our business. We believe that our success will depend in large part on government policy, the public’s acceptance of our products and our ability to sell cannabis, Nature-Cide, Thermal-Aid and other branded and non-branded products. We intend to invest heavily in developing and marketing our products, including building and providing content for our websites, researching and developing cannabis compounds for medical uses, promoting and marketing our websites, products and services, and analyzing the market for our planned products. As a result, we will incur operating losses until we earn sufficient revenue from the sale of our products.

Our financial situation creates doubt whether we will continue as a going concern.

Since inception, the Company has not generated revenues sufficient to cover operating expenses, has incurred losses and had an accumulated deficit of $12,286,017 as of December 31, 2020 and had an accumulated deficit of $15,474,775 as of September 30, 2021. Further, we expect to incur a net loss for the fiscal year ending December 31, 2021 and thereafter, primarily as a result of increased operating expenses. There can be no assurances that we will be able to achieve a level of revenue adequate to generate sufficient cash flow from operations or obtain funding from this offering or additional financing through private placements, public offerings and/or bank financing necessary to support our working capital requirements. To the extent that funds generated from any private placements, public offerings and/or bank financing are insufficient, we will have to raise additional working capital. No assurance can be given that additional financing will be available, or if available, will be on acceptable terms. These conditions raise substantial doubt about our ability to continue as a going concern. If adequate working capital is not available, we may be forced to discontinue operations, which would cause investors to lose their entire investment. Our auditors have indicated that these conditions raise substantial doubt about our ability to continue as a going concern.

We may not have adequate capital to fund our business.

If our entire original capital is fully expended and additional costs cannot be funded from borrowings or capital from other sources, then our financial condition, results of operations, and business performance would be materially adversely affected. We may not be able to raise needed additional capital or financing due to market conditions or for regulatory or other reasons. We cannot assure that we will have adequate capital to conduct our business.

The COVID-19 pandemic has had and may continue to have a material adverse impact on our operating results, financial condition and business performance.

In December 2019, a strain of Coronavirus known as COVID-19 was reported in China, and in January 2020, the World Health Organization declared it a Public Health Emergency of International Concern. This contagious disease outbreak, which has continued to spread to other countries, and related adverse public health developments, has adversely affect the Company and its customers and suppliers as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak. The restrictions required us to furlough all but two employees. Our operations were deemed Essential, so these two employees handled our product fulfillment. Also, the Company’s Chief Executive Officer, Chief Operating Officer, Chief Financial Officer, Chief Marketing Officer and Executive Vice President supported business efforts remotely without drawing a salary for one month. After one month, the executive management team agreed as a group to take a significant salary reduction (approximately 48%). Our supply chain that supports our main product lines were impacted as well by COVID-19 which resulted in significant delays in delivery of materials for our product production causing delays in delivery to our customers. Our ability to raise capital was negatively impacted as potential investors, who were affected by COVID-19 themselves, became hesitant to invest or were not in a position to invest due to the state of the country’s economy. This resulted in the Company needing to delay payments to vendors which impacted our credit with some of our vendors.  Continued outbreaks of COVID-19 may further have a negative impact on our operations.

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We cannot assure that we will develop additional products in the future.

                We have developed only a few products lines, Nature-Cide, Thermal-Aid, and Malibu Brands. We have several other products, Energy-X, Burner Balm, and Home Spa Shower Spray, that are in progress and could develop other revenue streams in the future. We therefore do not have a diversified portfolio of proprietary products. While we are currently offering our newly developed mosquito control product based on the formulas in our Nature-Cide All Purpose product line, we cannot assure that we will successfully develop, commercialize or sell a mosquito control product or any other products besides the existing Nature-Cide, Thermal-Aid, and Home Spa Shower Spray, or that we will reach profitably or conduct any other business on a consistent basis. The lack of product diversity could adversely affect our financial condition and operating results and expose investors to a complete loss of their investment in us if our existing products fail to achieve sufficient sales to maintain us or enable us to earn a profit.

Our ability to protect our intellectual property is uncertain.

We have filed several applications with the United States Patent and Trademark Office for service marks and trademarks. While we have been granted several service marks and trademarks, we still have applications pending for other marks. We cannot assure you that we will be successful in obtaining the service marks or trademarks, that these applications will not be challenged, that others will not attempt to infringe upon our marks, or that these marks will afford us any protection or competitive advantages. If we are unable to protect our rights to our trademarks or if such marks infringe on the rights of others, our business could be materially adversely affected. In addition to the Thermal-Aid patents licensed to us by our president, we currently have one patent that was issued in October 2021 by the United States Patent and Trademark Office related to our Nature-Cide infused soil. We cannot assure you that we will be successful in obtaining patents, that these applications will not be challenged, that others will not attempt to infringe upon our patents should they be awarded, or that these patents will afford us any protection or competitive advantages. The existing patents (held by Matthew Mills, our chairman, who has licensed them to us) covering Thermal-Aid may not protect us from legal challenges by competitors or infringement by third parties.

We may not be able to successfully compete against companies with substantially greater resources.

The health and medical therapy, essential oils, and insecticide industries are intensely competitive, and we expect competition to intensify further in the future. We are also subject to intense competition from chemical insecticides, as well as other all-natural insect repellents utilizing cedar wood oil, which have been on the market longer than Nature-Cide and which are manufactured and marketed by competitors with more resources and brand recognition than us. We cannot assure you that Nature-Cide will compete effectively and experience continuing and growing sales. As a supplier of other products, we compete with several larger and better-known companies that specialize in supplying and distributing a vast array of consumer goods to retailers. We cannot assure that we will continue to obtain supply contracts with Walmart.com, Ralphs, or from any other retailers. Barriers to entry are relatively low, and current and new competitors can launch new products that compete in the marketplace. We currently or potentially compete with a number of other companies, including a number of large health and medical therapy, essential oil, and insecticide brand name manufacturers that have greater financial and managerial resources, more experience in developing products, and greater name recognition than we have.

We will not stock inventory for third-party products and will rely on filling orders on a real-time basis.

We do not have the resources or facilities to stock a large amount of inventory. As a result, we do not expect to stock any material amount of inventory for the products we will sell, and we will instead rely on third-party vendors to fill orders on a real-time basis. As a result, we may experience delays in shipping products if our third-party vendors are not able to timely fulfill our orders, which could cause our revenue to suffer.

Disruptions in our relationships with any one of our key distributors could adversely affect our results of operations.

A substantial portion of our sales is derived from our top distributors. During the nine months ended September 30, 2021, our largest distributor accounted for approximately 32% of our sales and our largest three distributors accounted for approximately 83% of our sales during such time. We cannot guarantee that we will be able to generate similar levels of sales from our largest distributors in the future. Should one or more of these distributors substantially reduce their purchases from us, our results of operations could be materially adversely affected. We anticipate this concentration to continue for the foreseeable future.

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We may be required to collect sales and other taxes from buyers outside of California.

We do not collect sales or other similar taxes with respect to goods sold by us via our website, except for buyers from the State of California. We file quarterly sales tax returns with the State of California. However, other states may seek to impose sales tax collection obligations on out-of-state companies such as us, which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of electronic commerce, and could adversely affect our opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our system could have a material adverse effect on our business, results of operations, and financial condition. Legislation limiting the ability of the states to impose taxes on Internet-based transactions has been proposed in the U.S. Congress. We cannot assure that this legislation will ultimately be enacted into law or that the final version of this legislation will not contain a limited time period in which such tax moratorium will apply. In the event that the tax moratorium is imposed for a limited time period, there can be no assurance that the legislation will be renewed at the end of such period. Failure to enact or renew this legislation could allow various states to impose taxes on Internet-based commerce and the imposition of such taxes could have a material adverse effect on our business, results of operations, and financial condition.

Our business is subject to various government regulations.

We are subject to various federal, state and local laws affecting therapeutic medical and insecticide products. The Federal Trade Commission, the Federal Food and Drug Administration and equivalent state agencies regulate advertising and representations made by businesses in the sale of products, which apply to us. We may be required to obtain permits from various states in order to ship certain of our products to those states. We are also subject to government laws and regulations governing health, safety, working conditions, employee relations, wrongful termination, wages, taxes and other matters applicable to businesses in general.

Cannabis is categorized under federal law as a Schedule 1 drug.  Accordingly, the cultivation, production, transport, export, import, distribution, sale, marketing and use of cannabis are prohibited under federal law.  Certain activities that comply with state law, such as medical cannabis in states where it has been legalized, are treated by the federal government with a non-enforcement policy under the internal guidelines of the “Cole Memorandum” published by the U.S. Department of Justice.  We may be required to obtain permits from various states in order to produce, supply and sell cannabis and certain of our other products in those states. We currently have no government permits to grow or sell cannabis in any jurisdiction.  Even if cannabis is generally legalized at the federal and state government levels, commerce in cannabis is still expected to be heavily regulated and taxed, which we believe will have a material effect on our operating results, financial condition and business performance.  We expect to be required to apply for licenses in California [to sell cannabis and certain of our other products], even though cannabis is generally legalized in that state, and there is no assurance that those licenses will be granted to us. Furthermore, because cannabis remains illegal under federal law, banking, certain advertising, and trademark registration services, among other services, are generally not available to the cannabis industry.

We are not currently subject to direct federal, state or local regulation, or laws or regulations applicable to access to or commerce on the Internet, other than regulations applicable to businesses generally. Due to the increasing popularity and use of the Internet and other online services, and recent controversial breaches of cyber security, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Although sections of the Communications Decency Act of 1996 were held to be unconstitutional by the U.S. Supreme Court, we cannot assure you that similar laws will not be proposed and adopted in the future. In addition, applicability to the Internet of existing laws governing issues, such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of such laws was adopted prior to the advent of the Internet and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. In addition, numerous states, including the State of California in which our headquarters are located, have regulations regarding the manner in which “wholesalers/retailers” may conduct business and the liability of “wholesalers/retailers” in conducting such business. We cannot assure that any state will not attempt to impose additional regulations upon us in the future or that such imposition will not have a material adverse effect on our business, results of operations, and financial condition.

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Several states have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues, including some recently proposed changes, could create uncertainty in the marketplace that could reduce demand for our services or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a material adverse effect on our business, results of operations, and financial condition. In addition, because our services are accessible worldwide, and we make sales of goods to users worldwide, other jurisdictions may claim that we are required to qualify to do business as a foreign corporation in a particular state or foreign country. We are qualified to do business in Nevada and California, and our failure to qualify as a foreign corporation in a jurisdiction where it is required to do so could subject us to taxes and penalties for the failure to qualify, resulting in our inability to enforce contracts in such jurisdictions. Any such new legislation or regulation, or the application of laws or regulations from jurisdictions whose laws do not currently apply to our business, could have a material adverse effect on our business, results of operations, and financial condition.

We cannot assure you that we will earn a profit or that our products will be accepted by consumers.

Our business is speculative and dependent upon acceptance of Nature-Cide, Pacific Pain Relief Cream, Home Spa Shower Spray, Thermal-Aid, Energy-X, Burner Balm, and our other branded and non-branded products by retail stores and consumers. Our operating performance is also heavily dependent on whether or not we are able to earn a profit on the sale of our products and the products of other manufacturers from which we supply or distribute consumer goods, if any. We cannot assure you as to whether we will be successful or earn any revenue or profit, or that you will not lose your entire investment.

We may incur uninsured losses.

Although we maintain modest theft, casualty, liability, and property insurance coverage, along with workmen’s compensation and related insurance, we cannot assure you that we will not incur uninsured liabilities and losses as a result of the conduct of our business. In particular, we may incur liability if Nature-Cide, Pacific Pain Relief Cream, Home Spa Shower Spray, Thermal-Aid, Energy-X, Burner Balm, or one of our other products is deemed to have caused a personal injury. Should uninsured losses occur, you could lose your entire investment.

We may acquire businesses, intellectual property or products, or form strategic alliances in the future, and we may not realize the benefits of such acquisitions or alliances.

We may acquire additional businesses, intellectual property or products, form strategic alliances or create joint ventures with third parties that we believe will complement or augment our existing business. If we acquire businesses with promising markets or technologies, we may not be able to realize the benefit of acquiring such businesses if we are unable to successfully integrate them with our existing operations and Company culture. We may encounter numerous difficulties in developing, manufacturing and marketing any new products resulting from a strategic alliance, joint venture or acquisition. Such difficulties may delay or prevent us from realizing the expected benefits or enhancements to our business from such transaction. We cannot assure you that, following any such acquisition, alliance or joint venture, we will achieve the expected synergies.

Like most manufacturers and sellers of consumer goods, and companies that raise capital, we are subject to potential litigation.

As a manufacturer and seller of consumer goods, and a company that raises capital, we are exposed to the risk of litigation for a variety of reasons, including product liability lawsuits, employee lawsuits, commercial contract disputes, defects in supplies and products, government investigations and enforcement actions, shareholder and investor lawsuits and other legal proceedings. We cannot assure you that future litigation in which we may become involved will not have a material adverse effect on our financial condition, operating results, business performance, and business reputation.

We cannot assure you that we will have the resources to repay all of our liabilities in the future.

We have liabilities and may in the future have other liabilities to affiliated or unaffiliated lenders. These liabilities represent fixed costs, which are required to be paid regardless of the level of business or profitability experienced by us. For example, as of September 30, 2021, we had $519,427 outstanding under accounts payable, line of credit, accrued employee vacation, equipment financing and other liabilities. We cannot assure you that we will not incur additional indebtedness in the future, that we will have sufficient funds to repay our indebtedness or that we will not default on our debt, jeopardizing our business viability. Furthermore, we may not be able to borrow or raise additional capital in the future to meet our needs or to otherwise provide the capital necessary to conduct our business. We often utilize purchase order financing from third party lenders when we are supplying or distributing consumer goods, which increases our costs and the risks that we may incur a default, which would harm its business reputation and financial condition. We cannot assure you that we will be able to pay all of our liabilities, or that we will not experience a default on our indebtedness.

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We may incur cost overruns in the development, manufacture, and distribution of our various products.

We may incur substantial cost overruns in the development, manufacture, and distribution of Nature-Cide, Thermal-Aid, Malibu Brands, and other products. Management is not obligated to contribute capital to us. Unanticipated costs may force us to obtain additional capital or financing from other sources or may cause you to lose your entire investment in us if we are unable to obtain the additional funds necessary to implement our business plan. We cannot assure you that we will be able to obtain sufficient capital to successfully continue to implement our business plan. If a greater investment is required in the business because of cost overruns, the probability of earning a profit or a return of the shareholders’ investment in us is diminished.

If we are unable to pay for material and services timely, we could be subject to liens.

                If we fail to pay for materials and services for our business on a timely basis, our assets could be subject to material men’s and workmen’s liens. We may also be subject to bank liens in the event that we default on loans from banks, if any.

Directors and officers have limited liability.

Our Articles of Incorporation provide that we will indemnify and hold harmless our and our subsidiaries’ officers and directors against claims arising from our and their activities, to the maximum extent permitted by applicable Nevada law. If we are called upon to perform under our indemnification obligations, (we have not yet signed individual separate indemnification agreements with each one of our directors and officers), then the portion of our assets expended for such purpose would reduce the amount otherwise available for our business.

If we were to lose the services of our key personnel, we may not be able to execute our business strategy.

Our success is substantially dependent on the performance of our executive officers and key employees. The loss of any of our officers, who are also directors, would have a material adverse impact on us. We will generally be dependent upon Matthew Mills, our Chairman and Chief Executive Officer, for the direction, management and daily supervision of our operations. See “Management.”

If we are unable to hire, retain or motivate qualified personnel, consultants, independent contractors, and advisors, we may not be able to grow effectively.

Our performance will be largely dependent on the talents and efforts of highly skilled individuals. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly qualified personnel for all areas of our organization. Competition for such qualified employees is intense. If we do not succeed in attracting excellent personnel or in retaining or motivating them, we may be unable to grow effectively. In addition, our future success will depend in large part on our ability to retain key consultants and advisors. We cannot assure that any skilled individuals will agree to become an employee, consultant, or independent contractor of use. Our inability to retain their services could negatively impact our business and our ability to execute our business strategy.

The cannabis industry is extremely speculative and its legality is uncertain.

The possession, consumption, production and sale of cannabis has historically been, and continues to be, illegal under federal law and in virtually all state and local jurisdictions, other than certain exceptions.  As of September 30, 2021, there are 17 states where cannabis is legal for medicinal and recreational use, 19 states where cannabis is legal for medicinal purposes only, 11 states where cannabis use is limited and 3 states that have no cannabis legislation. As indicated in California, Colorado, Washington, Oregon, Alaska, Massachusetts, Maine, Nevada, Illinois, Michigan, Vermont, Arizona, Montana, South Dakota, New Jersey, Virginia, South Dakota and Washington, D.C. where cannabis has been legalized for recreational and medical use. While management believes that legalization trends are favorable and create a compelling business opportunity for early movers, there is no assurance that those trends will continue and be realized, that existing limited markets will continue to be available or that any new markets for cannabis and related products will emerge for the Company. Our business plan is based on the premise that cannabis legalization will expand, that consumer demand for cannabis will continue to exceed supply for the foreseeable future, and that consumer demand for cannabis for medical and recreational uses will grow as it becomes legal to possess and consume it. There is no assurance that this premise will prove to be correct or that we will be profitable in the future. There is no assurance that our cannabis will be of the quality and type that will be accepted by the public or that our breeding of it will be effective. Therefore, you may lose your entire investment in us.

Cannabis remains illegal under federal law, and enforcement of cannabis laws could change.

Even in those states in which the use of cannabis has been legalized, its use remains a violation of federal law pursuant to the Controlled Substances Act (the “CSA”).  The CSA classifies cannabis as a Schedule I controlled substance, and as such, medical and adult use of cannabis use is illegal under U.S. federal law. Unless and until Congress amends the CSA with respect to cannabis (and the President approves such amendment), there is a risk that federal authorities may enforce current federal law. Since federal law criminalizing the use of cannabis pre-empts state laws that legalize its use, enforcement of federal law regarding cannabis is a risk that could harm the Company’s business, prospects, revenue, results of operation and financial condition.

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Our cannabis business plan is speculative.

Our planned businesses are speculative and subject to numerous risks and uncertainties. The research and development of our new proposed products, including those, if any, resulting from the identification and extraction of cannabis compounds for sale for medicinal use, may not succeed in creating any commercial products or revenue due to functional failure, lack of acceptance or demand from the marketplace, technological inefficiencies, competition or for other reasons. The demand for news and information regarding cannabis is unknown. The further legalization of cannabis in any state jurisdiction, or at the federal level, is not assured. The future demand for cannabis for medical or recreational use is unknown, even if favorable legislation progresses. The burden of government regulation and taxation on cannabis industry participants, including growers, suppliers and consumers, is difficult to quantify. There is no assurance that we will earn revenue or a profit.

As a company that relies upon agricultural operations, we will be exposed to the risks inherent in farming.

Planting, growing, harvesting and selling crops and farming in general, is inherently risky. Adverse weather, natural pests, fungus, agricultural and environmental diseases, falling market prices, excess supply, poor soil, lack of fertilizer and other hazards can destroy crops and inflict severe economic losses on any farm, even with greenhouse facilities. Because we rely on others to provide these agricultural operations, there is no assurance that we will not incur uninsured losses or be subject to hazards beyond our control, or that these activities will be economically successful or sustainable.

There is no assurance that any of our research and development activities will result in any proprietary technology or commercial products.

As discussed, we plan to develop new proprietary products and services for the cannabis or any other industry, including compound identification and extraction and mosquito eradication. Our development efforts for these products may fail to result in any commercial technology, products or services, or any proprietary or patentable technology. The products may not work, competitors may develop and sell superior products performing the same function, or industry participants may not accept or desire those products. We may not be able to protect our proprietary rights, if any, from infringement or theft by third parties. Government regulation may suppress or prevent marketing and sales of those products, even if they can be commercialized. We may have inadequate capital to successfully execute this aspect of our business plan.

Customer complaints regarding our products and services could hurt our business.

From time to time, we may receive complaints from customers regarding the quality of goods purchased from us. We may in the future receive correspondence from customers requesting reimbursement. Certain dissatisfied customers may threaten legal action against us if no reimbursement is made. We may become subject to product liability lawsuits from customers alleging injury because of a purported defect in our products or services, claiming substantial damages and demanding payments from us. We are in the chain of title when we supply or distribute products, and therefore are subject to the risk of being held legally responsible for them. These claims may not be covered by our insurance policies. Any resulting litigation could be costly for us, divert management attention, and could result in increased costs of doing business, or otherwise have a material adverse effect on our business, results of operations, and financial condition. Any negative publicity generated as a result of customer frustration with our products or services, or with our websites, could damage our reputation and diminish the value of our brand name, which could have a material adverse effect on our business, results of operations, and financial condition.

We may be required to collect sales and other taxes.

New excise taxes may be imposed on the sale and production of cannabis by federal and state taxing authorities, suppressing sales. New government tax regulations may require that we as the supplier be responsible to collect those excise taxes, increasing our costs and risks. We do not expect to collect sales or other similar taxes with respect to goods sold by us via our website, except for buyers from the State of California. We expect to file quarterly sales tax returns with the State of California. Other states may, however, seek to impose sales tax collection obligations on out-of-state companies such as us which engage in or facilitate online commerce, and a number of proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. Such proposals, if adopted, could substantially impair the growth of Internet commerce, and could adversely affect our opportunity to derive financial benefit from such activities. Moreover, a successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our system could have a material adverse effect on our business, results operations, and financial condition. Legislation limiting the ability of the states to impose taxes on Internet-based transactions has been proposed in the U.S. Congress. We cannot assure that this legislation will ultimately be enacted into law or that the final version of this legislation will not contain a limited time period in which such tax moratorium will apply. In the event that the tax moratorium is imposed for a limited time period, there can be no assurance that the legislation will be renewed at the end of such period. Failure to enact or renew this legislation could allow various states to impose taxes on Internet-based commerce and the imposition of such taxes could have a material adverse effect on our business, results of operations, and financial condition.

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 Risks Related to this Offering and the Ownership of Our Common Stock

The proposed reverse stock split may result in some stockholders owning “odd lots” that may be more difficult to sell or require greater transaction costs per share to sell.

The proposed reverse stock split may result in some stockholders owning “odd lots” of less than 100 shares of our common stock on a post-split basis. These odd lots may be more difficult to sell, or require greater transaction costs per share to sell than shares in “round lots” of even multiples of 100 shares.

Because of the proposed reverse stock split 1-for-8 ratio, certain stockholders may no longer have any equity interest in the Company.

As a result of the proposed 1-for-8 reverse stock split, certain stockholders might be fully cashed out in the proposed reverse stock split and thus, after the proposed reverse stock split takes effect, such stockholders would no longer have any equity interest in the Company and therefore would not participate in our future earnings or growth, if any. It will not be possible for cashed out stockholders, if any, to re-acquire an equity interest in the Company, unless they purchase an interest from a remaining stockholder or in a future offering by the Company.

 The proposed reverse stock split may not help generate additional investor interest.

There can be no assurance that the proposed reverse stock split will result in a per share price that will attract institutional investors or investment funds or that such share price will satisfy the investing guidelines of institutional investors or investment funds.

 Our stock price is expected to fluctuate significantly.

We intend to apply to list our common stock on Nasdaq; however, there can be no assurance that our application will be approved or that an active trading market for our shares of common stock will develop or be sustained following this offering. The market price of shares of our common stock could be subject to wide fluctuations in response to many risk factors listed in this section, and others beyond our control, including:

•	actual or anticipated fluctuations in our financial condition and operating results;

•	actual or anticipated changes in our growth rate relative to our competitors;

•	competition from existing companies in the space or new competitors that may emerge;

•	issuance of new or updated research or reports by securities analysts;

•	fluctuations in the valuation of companies perceived by investors to be comparable to us;

•	share price and volume fluctuations attributable to inconsistent trading volume levels of our shares of common stock;

•	additions or departures of key management or technology personnel;

•	disputes or other developments related to proprietary rights, including patents, litigation matters, and our ability to obtain patent protection for our technologies;

•	announcement or expectation of additional debt or equity financing efforts;

•	sales of our common stock by us, our insiders or our other stockholders; and

•	general economic and market conditions.

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These and other market and industry factors may cause the market price and demand for our common stock to fluctuate substantially, regardless of our actual operating performance, which may limit or prevent investors from readily selling their shares of common stock and may otherwise negatively affect the liquidity of our common stock. In addition, the stock market in general has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies.

We are subject to the rules and regulations of the SEC and comparable state agencies.

We have been subject to the reporting requirements of Regulation A+ (Tier 2) since we were declared qualified by the SEC for our offering of common stock under that regulation on November 3, 2015. We incurred a temporary suspension order by the SEC on September 16, 2016 due to a late filing of one of our required reports. While the temporary suspension order was ultimately vacated by the SEC Administrative Law Judge on May 8, 2017, lifting the suspension, we are still subject to a possible separate enforcement action against us by the SEC for the reporting violation, even though it has been rectified. An SEC enforcement action successfully asserted against us could cause us to be labeled a “bad actor” under Rules 506(d) and 507 of Regulation D of the Securities Act of 1933, as amended, and Rule 262 of Regulation A of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which may have a material adverse impact on our operating results, financial condition and business performance. Following this offering, we will be a reporting company under the Exchange Act which will increase our professional costs.

Our principal shareholders own voting control of Med-X.

                Our current officers, directors, and principal shareholders currently own a total of     shares of our common stock and 100% of our outstanding Series A Preferred Stock, or approximately       % of the total issued and outstanding voting power of the Company. Our principal shareholders will own approximately ____% of the outstanding voting power, based on the issuance of                           shares of common stock, based on the assumed public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus. These shareholders are able to exercise significant control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control and might adversely affect the market price of our common stock.  This concentration of ownership may not be in the best interests of all of our shareholders.

We are a “controlled company” within the meaning of the Nasdaq listing rules and may follow certain exemptions from certain corporate governance requirements that could adversely affect our public shareholders.

Following this offering, our officers, directors and principal shareholders will continue to own more than a majority of the voting power of our outstanding shares of common stock. Under the Nasdaq listing rules, a company of which more than 50% of the voting power is held by an individual, group, or another company is a “controlled company” and is permitted to phase in its compliance with the independent committee requirements. Although we do not intend to rely on the “controlled company” exemptions under the Nasdaq listing rules even if we are deemed a “controlled company,” we could elect to rely on these exemptions in the future. If we were to elect to rely on the “controlled company” exemptions, a majority of the members of our board of directors might not be independent directors and our nominating and corporate governance and compensation committees might not consist entirely of independent directors until we are no longer a “controlled company”. Accordingly, if we rely on the exemptions, during the period we remain a controlled company and during any transition period following a time when we are no longer a controlled company, you would not have the same protections afforded to shareholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

Future sales of shares by existing stockholders could cause our stock price to decline.

If our existing stockholders sell, or indicate an intent to sell, substantial amounts of our common stock in the public market, the trading price of our common stock could decline significantly and could decline below the initial public offering price. Based on the shares outstanding as of the date of this prospectus, upon the completion of this offering, we will have                 outstanding shares of common stock. Of these shares, ,                              shares of common stock, plus any shares sold pursuant to the underwriters’ option to purchase additional shares, will be immediately freely tradable, without restriction, in the public market.

After the lock-up agreements pertaining to this offering expire, as the case may be, and based on shares outstanding as of the date of the prospectus, an additional                       shares will be eligible for sale in the public market. If our existing stockholders sell substantial amounts of our common stock in the public market, or if the public perceives that such sales could occur, this could have an adverse impact on the market price of our common stock, even if there is no relationship between such sales and the performance of our business.

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We will have broad discretion in how we use the net proceeds of this offering. We may not use these proceeds effectively, which could affect our results of operations and cause our stock price to decline.

We will have considerable discretion in the application of the net proceeds of this offering, including for any of the purposes described in the section entitled “Use of Proceeds.” We currently intend to use the net proceeds received from this offering to enhance our marketing efforts, hire key personnel in sales and management, register our products internationally, conduct research and development and for working capital including any acquisitions that we may undertake. As a result, investors will be relying upon management’s judgment with only limited information about our specific intentions for the use of the net proceeds of this offering. We may use the net proceeds for purposes that do not yield a significant return or any return at all for our stockholders. In addition, pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Management and the Representative will determine the price of the shares of common stock in the offering.

The offering price of the shares of common stock will be determined by management and the Representative. The price should not be regarded as an indication of any future market price of the Company’s stock, and it will not be necessarily reflective of the value of the Company’s stock.  We cannot assure you that price of the shares is the fair market value of the shares or that investors will earn any profit on them.

We have never paid dividends on our capital stock and we do not anticipate paying any dividends in the foreseeable future. Consequently, any gains from an investment in our common stock will likely depend on whether the price of our common stock increases.

                We do not currently anticipate declaring and paying dividends to our shareholders in the near future. It is our current intention to apply net earnings, if any, in the foreseeable future to increasing our capital base and marketing resources in order to increase our sales. Prospective investors seeking or needing dividend income or liquidity should therefore not purchase shares of our common stock in this offering. We cannot assure that we will ever have sufficient earnings to declare and pay dividends to the holders of our common stock, and in any event, a decision to declare and pay dividends is at the sole discretion of the Board.

Failure to maintain effective internal control over our financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 (“Sarbanes-Oxley Act”) could cause our financial reports to be inaccurate.

We are required pursuant to Section 404 of the Sarbanes-Oxley Act to maintain internal control over financial reporting and to assess and report on the effectiveness of those controls. This assessment includes disclosure of any material weaknesses identified by our management in our internal control over financial reporting. Although we prepare our financial statements in accordance with generally accepted accounting principles in the United States, our internal accounting controls may not meet all standards applicable to companies with publicly traded securities. In either case, we could become subject to regulatory sanction or investigation. Further, these outcomes could damage investor confidence in the accuracy and reliability of our financial statements.

Investors in this offering will pay a higher price than the book value of our common stock.

If you purchase our common stock in this offering, you will pay more for your shares than the amounts paid by our existing stockholder for its shares. You will incur immediate and substantial dilution of $                   per share, representing the difference between our as adjusted net tangible book value per share after giving effect to this offering and the assumed initial public offering price of $                 per share, which is the midpoint of the range set forth on the cover page of this prospectus. In the past, we issued restricted stock at prices significantly below the initial public offering price.

If equity research analysts do not publish research or reports about our business or if they issue unfavorable commentary or downgrade our common stock, the price of our common stock could decline.

The trading market for our common stock may be affected by the research and reports that equity research analysts publish about us and our business. We do not control these analysts. The price of our common stock could decline if one or more equity analysts downgrade our common stock or if analysts issue other unfavorable commentary or cease publishing reports about us or our business.

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We have elected to take advantage of specified reduced disclosure requirements applicable to an “emerging growth company” under the JOBS Act and to “smaller reporting companies”, the information that we provide to stockholders may be different than they might receive from other public companies.

As a company with less than $1 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” under the JOBS Act. As an emerging growth company, we may take advantage of specified reduced disclosure and other requirements that are otherwise applicable generally to public companies. These provisions include:

•

only two years of audited financial statements in addition to any required unaudited interim financial statements with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	reduced disclosure about our executive compensation arrangements;

•	no non-binding advisory votes on executive compensation or golden parachute arrangements;

•

exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting and delaying the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies.

We have elected to take advantage of the above-referenced exemptions and we may take advantage of these exemptions for up to five years or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company if we have more than $1 billion in annual revenues, we have more than $700 million in market value of our stock held by non-affiliates, or we issue more than $1 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced burdens. We have not taken advantage of any of these reduced reporting burdens in this prospectus, although we may choose to do so in future filings. If we do, the information that we provide stockholders may be different than you might get from other public companies that comply with public company effective dates.

Additionally, we are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our shares of common stock held by non-affiliates exceeds $250 million as of the end of the prior June 30th, or (2) our annual revenues exceeded $100 million during such completed fiscal year and the market value of our shares of common stock held by non-affiliates exceeds $700 million as of the prior June 30th. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

Additional stock offerings in the future may dilute your percentage ownership of our company.

Given our plans and expectations that we may need additional capital and personnel, we may need to issue additional shares of common stock or securities convertible or exercisable for shares of common stock, including convertible preferred stock, convertible notes, stock options or warrants. The issuance of additional securities in the future will dilute the percentage ownership of then current stockholders.

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USE OF PROCEEDS

We estimate that the net proceeds of this offering will be approximately $                       million (or $                             million if the Representative exercises in full its over-allotment option) after deducting the underwriting discounts and commission and estimated offering expenses payable by us), based upon an assumed public offering price of $            per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus. The public offering price per share will be negotiated between us and the underwriter based on market conditions at the time of pricing.

A $1.00 increase or decrease in the assumed public offering price of $            per share of common stock would increase or decrease the proceeds from this offering by approximately $            million, assuming that the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1,000,000 shares of common stock offered would increase or decrease our proceeds by approximately $            million, assuming the assumed public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                We currently intend to use the net proceeds received from this offering to enhance our marketing efforts, hire key personnel in sales and management, register our products internationally conduct research and development and for working capital including any acquisitions that we may undertake. We currently have no binding agreements to acquire any other entity.

Changing circumstances may cause us to consume capital significantly faster than we currently anticipate. The amounts and timing of our actual expenditures will depend upon numerous factors, including the progress of our global marketing and sales efforts, the development efforts and the overall economic environment.  Therefore, our management will retain broad discretion over the use of the proceeds from this offering. We may ultimately use the proceeds for different purposes than what we currently intend. Pending any ultimate use of any portion of the proceeds from this offering, if the anticipated proceeds will not be sufficient to fund all the proposed purposes, our management will determine the order of priority for using the proceeds, as well as the amount and sources of other funds needed.

Pending our use of the net proceeds from this offering, we may invest the net proceeds in a variety of capital preservation investments, including short-term, investment grade, interest bearing instruments and U.S. government securities.

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DILUTION

If you invest in our common stock in this offering, your interest will be diluted to the extent of the difference between $                            , the assumed public offering price per share of our common stock, which is the midpoint of the range set forth on the cover page of this prospectus, and the as adjusted net tangible book value per share of our common stock immediately after this offering.

The net tangible book value (negative) of our common stock as of September 30, 2021 was $2,129,091, or  $.02 per share of common stock. Net tangible book value per share represents our total tangible assets less our total liabilities, divided by the number of outstanding shares of common stock.

Net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of common stock in this offering and the as adjusted net tangible book value per share of our common stock immediately after the completion of this offering. After giving effect to our sale of                            shares in this offering at an assumed initial public offering price of $                    per share, which is the midpoint of the range set forth on the cover page of this prospectus, and after deducting estimated underwriting discounts and commissions and estimated offering expenses, and with a reverse stock split of                                , our as adjusted net tangible book value as of                               , 2021 would have been $                                           or $             per share. This represents an immediate dilution in net tangible book value of $                 per share to purchasers of common stock in this offering, as illustrated in the following table:

Assumed initial public offering price per share			$
Net tangible book value per share as of , 2021	$	)
Increase in net tangible book value per share attributable to new investors

As adjusted net tangible book value per share at , 2021 after giving effect to the offering			$

Dilution per share to new investors			$

If the underwriters exercise their option to purchase additional shares in full, the as adjusted net tangible book value as of                                        , 2021 would increase to $                                          or $                                 per share, and dilution would be $                          per share.

A $1.00 increase or decrease in the assumed initial public offering price of $             per share of common stock would increase or decrease our as adjusted net tangible book value per share of common stock after this offering by $             and the dilution per share of common stock to new investors by $             , assuming the number of shares of common stock offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We may also increase or decrease the number of shares of common stock we are offering. An increase or decrease of 1,000,000 in the number of shares of common stock offered by us would increase or decrease our as adjusted net tangible book value after this offering by approximately $             million and the increase or decrease as adjusted net tangible book value per share of common stock after this offering by $             per share of common stock and would increase or decrease the dilution per share of common stock to new investors by $         , assuming the assumed initial public offering price remains the same and after deducting estimated underwriting discounts and estimated offering expenses payable by us.

The information above assumes that the Representative does not exercise its over-allotment option. If the Representative exercises its over-allotment option in full, the as adjusted net tangible book value for the offering will increase to $             per share of common stock, representing an immediate increase to existing shareholders of $             per share of common stock and an immediate dilution of $             per share of common stock to new investors, based on the assumed public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus.

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The following table summarizes, on a as adjusted basis as of                             , 2021, the differences between the number of shares of common stock purchased from us, the total consideration and the average price per share paid by existing stockholders and by investors participating in this offering, after deducting estimated underwriting discounts and commissions and estimated offering expenses, at an assumed initial public offering price of $                              per share, which is the midpoint of the range set forth on the cover page of this prospectus.

	Shares Purchased			Total Consideration			Avg. price per
	Number	Percent		Amount	Percent		share
Existing stockholders			%	$		%	$
New investors			%	$		%	$
Total			%	$		%	$

                The table above assumes no exercise of the Representative’s over-allotment option. If the Representative’s over-allotment option is exercised in full, the number of shares of common stock held by existing stockholders will be reduced to                 % of the total number of shares of common stock to be outstanding after this offering, and the number of shares of common stock held by investors participating in this offering will be further increased to             % of the total number of shares of common stock to be outstanding after this offering.

The above discussion and tables are based on                           shares of common stock issued and outstanding as of               , 2021, and excludes $120,000 worth of restricted common stock that will be issued to a consultant upon the closing of the offering with the number or shares being based on the assumed public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus.

 To the extent that shares are issued upon  outstanding options and warrants are exercised, or shares are issued under our equity incentive plan, you will experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities may result in further dilution to our stockholders.

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CAPITALIZATION

The following table sets forth our cash, cash equivalents and capitalization as of September 30, 2021:

•	on an actual basis; and

•

on an as adjusted basis to give effect to our issuance and sale in this offering of                      shares of common stock at an assumed initial public offering price of $             per share, which is the midpoint of the range set forth on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

	Actual	As Adjusted (Unaudited)
Cash and Cash Equivalents	$1,650,742	$
Total debt	$317,919	$
Stockholders (deficit) equity:
Common Stock, $0.001 par value per share, 300,000,000 shares authorized	$133,269	$
Additional Paid-in Capital	$17,565,182	$
Accumulated deficit	$15,474,775	$
Total Stockholders’ Equity	$2,223,676	$
Total Capitalization	$2,541,595	$

The information above is illustrative only and our capitalization following the completion of this offering will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing, assumes no exercise of the Representative’s over-allotment option and no exercise of the Representative’s Warrants issued pursuant to this offering and excludes $120,000 worth of restricted common stock that will be issued to a consultant upon the closing of the offering with the number or shares being based on the assumed public offering price of $      per share, which is the midpoint of the range set forth on the cover page of this prospectus.  Actual numbers do not give effect to our planned reverse stock split.

You should read this table in conjunction with the section titled  “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included elsewhere in this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price of  $                      per share shown on the cover page of this prospectus, would increase (decrease) the amount of cash and cash equivalents, additional paid-in capital, total stockholders’ equity (deficit) and total capitalization on an as adjusted basis by approximately $                      million, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase (decrease) of one million shares offered by us would increase (decrease) cash and cash equivalents, total stockholders’ equity (deficit) and total capitalization on an as adjusted basis by approximately $               million, assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis summarizes the significant factors affecting our consolidated operating results, financial condition, liquidity and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with our consolidated financial statements and the related notes thereto included elsewhere in this prospectus. The discussion contains forward-looking statements that are based on the beliefs of management, as well as assumptions made by, and information currently available to, our management. Actual results could differ materially from those discussed in or implied by forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly in the sections titled “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements”.

Overview

We are a Nevada corporation formed in February 2014 engaged in the business of product development, distribution, and marketing. On April 16, 2018, we completed the Merger with Pacific Shore Holdings, Inc. (“PSH” or “Pacific Shore”), pursuant to which PSH became our 99% owned  subsidiary, on April 16, 2018. We have developed a series of proprietary natural “green” branded products under division names Nature-Cide®, Thermal-Aid®, Home Spa™ and Malibu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, janitorial, hospitality, transportation and agriculture, as well as the Cannabis cultivation industry. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national distribution outlets positioned around the United States. Home Spa Shower Sprays are essential oil-based products distributed through various ecommerce platforms. Malibu Brands are all-natural essential oils, including Hemp and CBD oil products, designed for various ailments and are still in the development stage. We also operate the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes high quality media content regarding Cannabis to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and also publishes a daily news video through social and news applications. Med-X also plans, to the extent it is legal to do so, to cultivate high quality custom-bred Cannabis for the medical market to treat such aliments as pain, sleep deprivation, appetite disorders, and neurological pathologies or their symptoms.

We have created the National Investor Network, which is an ever-evolving platform, at www.nationalinvestornetwork.com. The National Investor Network is a membership based digital platform that is designed to offer its members highly curated business news content. Each member controls their own news feed based on the companies or industry categories they chose. The platform is built on a robust database that will allow for the tracking of member behavior giving the system the tools it needs to recommend marketing strategies in proprietary ways. Member profiles are then curated and scored as potential leads. The platform gives other companies in the equity crowdfunding or stock trading space the opportunity to publish their own content in the hopes of driving traffic or raising awareness of their company or crowdfunding initiatives. This acts as a marketing tool for other companies that are looking to be recognized as a company raising capital using the exemptions promulgated under the Jobs Act which permit crowdfunding. We later expect to also assist in marketing various companies with targeted campaigns inside the National Investor Network platform to certain members as a service. In exchange for these services, we hope to generate revenue and small percentages of equity in each company with the hope that more exposure will help them with their equity crowdfunding efforts. Our media division, the MJT Network, could be profitable if and to the extent that the revenue from advertisers, sponsors, product sales and service fees exceeds the cost of the content (expected to be writers’ and content licensing fees) and products offered for online sale.  We do not anticipate stocking an inventory of third-party products for sale, rather, we expect to fill orders on a real time basis directly from third party fulfillment sources.

Besides supplying Nature-Cide products to pest control, hospitality, janitorial and agricultural industries, Med-X also plans to supply proprietary and non-proprietary products, including Nature-Cide insecticides, pesticides, granular and soil blends to legally operating Cannabis agricultural operators. As these core businesses evolve, and it becomes legal to do so, we will seek to develop and monetize techniques for the recognition and extraction of Cannabis compounds for the medical industry.

We plan to supply products to the agricultural and supply industries, including Nature-Cide® brands such as Nature-Cide’s® Pest Management and All-Purpose formulations, which were licensed to Med-X in perpetuity in 2014 and 2015. We also plan to do the same with our Nature-Cide special insecticidal soil, for which Med-X and Matthew Mills were recently issued a Patent. Nature-Cide® is a proprietary all-natural essential oil insecticide/miticide/nematicide that repels and kills a wide variety of pests, including insects that are commonly known to damage Cannabis crops. Nature-Cide® is owned, manufactured and distributed by PSH, a 99% owned subsidiary of Med-X as a result of the Merger, which was effective on April 16, 2018.

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If and only when its legally permitted to do so, our planned compound identification and extraction research and development operation will be conducted primarily at our existing 600 square foot indoor cultivation center in Los Angeles County, California, where controlled quantities of high quality Cannabis were being grown, harvested and stored for research and medical use in 2015 and early 2016, to the extent permitted by California law.  The fundamental premise of the operation is to make Cannabis oil from the plant, extract a variety of medicinal compounds from the oil, especially the non-THC Cannabidiol (CBD) compounds found in Cannabis and, when seeking supplements for pain management and relief, also THC compounds, testing the efficacy of the supplement prototypes, and producing, marketing and selling natural supplements containing these compounds.  We have purchased and utilized special equipment designed to facilitate the compound identification and extraction process.  Preliminary research in the industry indicates that CBD-based compounds from Cannabis may be effective in treating the symptoms of certain neurological pathologies, but there is much additional research needed to reliably commercialize CBDs for medical purposes. There is no assurance that the Company will be successful in making or selling any medicinal supplements from the CBD or THC compounds identified and extracted by it.

The Company may acquire sufficient indoor and outdoor farm property in California to grow, harvest and sell high quality, custom-bred Cannabis for the California medical and recreational markets, for compound identification and extraction, and for other markets that become legally available to the Company in the future as a California grower.

Our primary sources of revenue are expected to be revenue from Nature-Cide, Thermal-Aid and the proceeds from sales of Malibu Brands products, advertising dollars generated from content published on our media outlet, www.marijuanatimes.org, as well as through the sale of industry related merchandise.  Management also believes that substantial revenue can be earned from the online sale of Nature-Cide® and other proprietary products and services to medicinal use patients who are engaged in legal Cannabis cultivation as well as the Cannabis agricultural business, including indoor greenhouse operations. We may also earn revenue from providing consulting services to other Cannabis industry participants. In the long run, revenue is anticipated from our planned Cannabis compound identification and extraction system and our planned Cannabis products, assuming our research and development of those planned products and services are successful. No revenue is expected from the sale of Cannabis or medicinal Cannabis compounds for medical or recreational use until such sale is legal, if it becomes legal. Management believes it will eventually see revenue from growing, harvesting and selling high quality, custom-bred Cannabis for the California medical and recreational Cannabis markets.  As a California grower, we will approach other markets that become legally available to it in the future, if any.

Our operational expenditures are primarily related to development of The Marijuana Times platform, marketing costs associated with getting users to join our network and engage with other users, and the costs related to being a fully reporting company with the SEC. Since its inception in 2015, The Marijuana Times has built a growing network of users. This growth has been aided by the growing use of mobile applications and the popularity of the Cannabis legalization movement among young adults.

Results of Operations

For the Years Ended December 31, 2020 and December 31, 2019

Revenue. Revenue for the year ended December 31, 2020 was $1,033,750 compared to $801,874 for the year ended December 31, 2019. The increase in revenue of $231,876 is mainly attributable to an increase in sales of our Nature-Cide and Thermal-Aid product lines.

As of December 31, 2020, the Company’s trade accounts receivable was $150,929 from 66 customers. For the year ended December 31, 2020 the Company received 85% of its revenue from four customers and for the year ended December 31, 2019, the Company received 54% of its revenue from two customers. For 2020, the specific concentration was Customer A at 26%, Customer B at 22%, Customer C at 19% and Customer D at 18%. For 2019, the specific concentration was Customer A at 30% and Customer B at 24%.

Operating Expenses. Operating expenses for the year ended December 31, 2020 were $3,839,611 compared to $4,736,569 for the year ended December 31, 2019. The decrease in operating expenses is attributable mainly to a decrease in professional fees, personnel related expenses partially due to the impact of COVID-19 as well as lower non-cash compensation expense related to the Company’s Stock Option Plan and an increase related to the issuance of shares for consulting services.

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Other Income/(Expense). Other income/(expense) for the year ended December 31, 2020 was interest expense of $9,731 as compared to other income of $428,044 resulting from debt extinguishment arising from reversal of accounts payable to supplier arising in 2015 which was offset minimally by interest expense compared to minimal interest expense of $2,237 for the year ended December 31, 2019.

Net Loss. Net loss for the year ended December 31, 2020 was $3,527,412 compared to $4,060,029 for the year ended December 31, 2019. This decrease in net loss is due to a decrease in operating expenses which is attributable mainly to a decrease in professional fees, personnel related expenses, as well as lower non-cash compensation expense related to the Company’s Stock Option Plan and an increase related to the issuance of shares for consulting services. Currently operating costs exceed revenue due to revenue growing at a slower pace than anticipated. We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

We had cash and equivalents of $752,823 at December 31, 2020 and $219,983 at December 31, 2019, the increase of which is primarily from the proceeds of capital raised by the Company’s second Regulation A+ Offering of common stock which commenced in August 2019 and the Company’s private placement of common stock pursuant to Rule 506(c) of the Securities Act of 1933.

During the year ended December 31, 2020, we used $3,232,484 of cash for operating activities. A portion of the funds was used to pay general and administrative costs, professional fees and sales and marketing activities. During the year ended December 31, 2019, we used $4,145,257 of cash for operating activities. A large portion of the funds was used to pay general and administrative costs, professional fees and support of significant sales and marketing activities.

Cash provided by financing activities during the year ended December 31, 2020 was $3,543,421. Of this amount, $3,431,210 was related to the issuance of shares of common stock. Repayment of principal on debt was $34,196, borrowing against bank line of credit was 62,106 and proceeds from the Paycheck Protection Plan Loan  (the “PPP Loan”) and Economic Injury Disaster Loan advance (the “EIDL Advance”) were $305,000 during the year ended December 31, 2020. The $295,000 PPP loan was forgiven on May 20, 2021. On July 22, 2020, we were notified that the $10,000 EIDL Advance we had received would not need to be repaid. Cash provided by financing activities from the issuance of shares of common stock during the year ended December 31, 2019 was $3,656,291. Since our inception, our capital needs have primarily been funded from net proceeds from private placements.

We will have additional capital requirements during the remainder of 2021 and 2022. We do not expect to be able to satisfy our cash requirements through sales of the Nature-Cide and Thermal-Aid product lines as well as digital media advertising, and therefore we will attempt to raise additional capital through the sale of our common stock, including through this offering. We believe that the proceeds of this offering may be sufficient to fund our operations for at least the next 18 months.

On November 27, 2012, PSH entered into a Loan and Security Agreement (the “Loan Agreement”) and a promissory note (the “Note”) with Crestmark Bank (“Crestmark”) for a $1,500,000 bank loan (the “Loan”). The Note has an annual interest of 2% in excess of the prime reported by the Wall Street Journal, provided at any given time the interest rate shall not be less than 5.25% per annum. Pursuant to the Loan Agreement, PSH granted Crestmark a security interest in all of its assets, including goods, inventory, equipment, and deposit accounts.  In connection with the Loan Agreement, an irrevocable personal guaranty (the “Guaranty”) was provided by Matthew Mills (the “Guarantor”) for the performance of the obligations under the Loan Agreement by PSH including the payment of the Loan and any accrued interest therein. Pursuant to the Guaranty and the Loan Agreement, on November 27, 2012 PSH entered into a security agreement with Crestmark (the “Security Agreement”), providing Crestmark with a continuing security interest over Guarantor’s personal property including, (a) accounts; (b) goods; (c) inventory; (d) equipment; (e) chattel paper; (f) instruments, including promissory notes; (g) investment property; (h) documents; (i) deposit accounts; (j) commercial tort claims specifically identified by Crestmark; (k) money (I) letter of credit rights; (m) general intangibles; (n) supporting obligations; and (o) to the extent not listed above as original collateral, all proceeds and products of the foregoing. As of December 31, 2021, the Company had an outstanding balance of $85,210 under the Loan.

Without the proceeds from this offering, we cannot assure you that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

For the Nine Months Ended September 30, 2021 and September 30, 2020

Revenue. Revenue for the nine months ended September 30, 2021 was $709,259 compared to $769,281 for the nine months ended September 30, 2020. The decrease in revenue of $60,022 is mainly attributable to a decrease in sales of our Thermal-Aid product lines.

As of September 30, 2021, the Company’s trade accounts receivable was $92,630 from 78 customers. For the nine months ended September 30, 2021, the Company received 83% of its revenue from three customers and for the nine months ended September 30, 2020, the Company received 88% of its revenue from four customers. For 2021, the specific concentration for the top three customers was 32%, 30%, and 21%. For 2020, the specific concentration for the top 4 customers was 34%, 22%, 17% and 15%.

Operating Expenses. Operating expenses for the nine months ended September 30, 2021 were $3,685,657 compared to $2,600,706 for the nine months ended September 30, 2020. The increase in operating expenses is attributable mainly to a decrease in professional fees, personnel related expenses partially due to the impact of COVID-19 as well as an increase in non-cash compensation expense related to the Company’s issuance of shares for consulting services.

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Other Income/(Expense). Other income/(expense) for the nine months ended September 30, 2021 was interest expense of $9,731, forgiveness of the PPP Loan of $295,000 and the EIDL Advance of $10,000 and gain on sale of an asset of $14,605 as compared to other expense for the nine months ended September 30, 2020 of $12,271 in interest expense.

Net Loss. Net loss for the nine months ended September 30, 2021 was $3,188,757 compared to $2,344,466 for the nine months ended September 30, 2020. This increase in net loss is due to a decrease in operating expenses which is attributable mainly to a decrease in professional fees, personnel related expenses, as well as lower non-cash compensation expense related to the Company’s issuance of shares for consulting services. Currently operating costs exceed revenue due to revenue growing at a slower pace than anticipated. We cannot assure when or if revenue will exceed operating costs.

Liquidity and Capital Resources

We had a cash balance of 1,650,742 at September 30, 2021 and $752,823 at December 31, 2020. This increase is primarily from the proceeds of capital raised by the Company’s second Regulation A+ Offering of common stock which commenced in August 2019 and the Company’s private placement of common stock pursuant to Rule 506(c) of the Securities Act of 1933.

During the nine months ended September 30, 2021, we used $2,858,117 of cash for operating activities. A portion of the funds was used to pay general and administrative costs, professional fees and sales and marketing activities. During the nine months ended September 30, 2020, we used $2,320,054 of cash for operating activities. A large portion of the funds was used to pay general and administrative costs, professional fees and support of significant sales and marketing activities.

Cash provided by financing activities during the nine months ended September 30, 2021 was $3,640,205. Of this amount, $3,673,324 was related to the issuance of shares of common stock. Repayment of principal on debt was $299, borrowing against bank line of credit was ($23,622) and proceeds from the PPP Loan EIDL Advance were $305,000 during the nine months ended September 30, 2021. The $295,000 PPP loan was forgiven on May 20, 2021. We were also notified that the $10,000 EIDL Advance we had received would not need to be repaid. Cash provided by financing activities from the issuance of shares of common stock during the nine months ended September 30, 2020 was $2,305,037. Since our inception, our capital needs have primarily been funded from net proceeds from private placements.

We will have additional capital requirements during the remainder of 2022. We do not expect to be able to satisfy our cash requirements through sales of the Nature-Cide and Thermal-Aid product lines as well as digital media advertising, and therefore we will need to find additional financing sources, including through the sale of our common stock, including through this offering. We believe that the net proceeds of this offering may be sufficient to fund our operations for at least the next 18 months.

On November 27, 2012, PSH entered into the Loan Agreement and  the Note with Crestmark for a $1,500,000 bank loan. The Note has an annual interest of 2% in excess of the prime reported by the Wall Street Journal, provided at any given time the interest rate shall not be less than 5.25% per annum. Pursuant to the Loan Agreement, PSH granted Crestmark a security interest in all of its assets, including goods, inventory, equipment, and deposit accounts.  In connection with the Loan Agreement, the Guaranty was provided by Matthew Mills for the performance of the obligations under the Loan Agreement by PSH including the payment of the Loan and any accrued interest therein. Pursuant to the Guaranty and the Loan Agreement, on November 27, 2012 PSH entered into the Security Agreement, providing Crestmark with a continuing security interest over Guarantor’s personal property including, (a) accounts; (b) goods; (c) inventory; (d) equipment; (e) chattel paper; (f) instruments, including promissory notes; (g) investment property; (h) documents; (i) deposit accounts; (j) commercial tort claims specifically identified by Crestmark; (k) money (I) letter of credit rights; (m) general intangibles; (n) supporting obligations; and (o) to the extent not listed above as original collateral, all proceeds and products of the foregoing. As of September 30, 2021, the Company had an outstanding balance of $61,587.

Without the proceeds from this offering, we cannot assure you that we will have sufficient capital to finance our growth and business operations or that such capital will be available on terms that are favorable to us or at all. We are currently incurring operating deficits that are expected to continue for the foreseeable future.

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Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations. The list is not intended to be a comprehensive list of all of our accounting policies. In many cases, the accounting treatment of a particular transaction is specifically dictated by generally accepted accounting principles in the U.S., with no need for management's judgment in their application. The impact and any associated risks related to these policies on our business operations is discussed throughout this Management's Discussion and Analysis where such policies affect our reported and expected financial results. Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Topic 605 “Revenue Recognition in Financial Statements” which is at the time customers are invoiced at shipping point, provided title and risk of loss has passed to the customer, evidence of an arrangement exists, fees are contractually fixed or determinable, collection is reasonably assured through historical collection results and regular credit evaluations, and there are no uncertainties regarding customer acceptance.

Stock Based Compensation Expense

We expect to account for any share-based compensation pursuant to SFAS No. 123 (revised 2004) Share-Based Payment, or SFAS No. 123R. SFAS No. 123R requires measurement of all employee share-based payments awards using a fair-value method. When a grant date for fair value is determined, we will use the Black-Scholes-Merton pricing model. The Black-Scholes-Merton valuation calculation requires us to make key assumptions such as future stock price volatility, expected terms, risk-free rates and dividend yield. The weighted-average expected term for stock options granted was calculated using the simplified method in accordance with the provisions of Staff Accounting Bulletin No. 107, Share-Based Payment. The simplified method defines the expected term as the average of the contractual term and the vesting period of the stock option. We will estimate the volatility rates used as inputs to the model based on an analysis of the most similar public companies for which Med-X has data. We will use judgment in selecting these companies, as well as in evaluating the available historical volatility data for these companies.

SFAS No. 123R requires us to develop an estimate of the number of share-based awards which will be forfeited due to employee turnover. Annual changes in the estimated forfeiture rate may have a significant effect on share-based payments expense, as the effect of adjusting the rate for all expense amortization after January 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. We have never paid cash dividends, and do not currently intend to pay cash dividends, and thus have assumed a 0% dividend yield.

Med-X will continue to use judgment in evaluating the expected term, volatility and forfeiture rate related to its stock-based awards on a prospective basis, and in incorporating these factors into the model.  If our actual experience differs significantly from the assumptions used to compute its stock-based compensation cost, or if different assumptions had been used, we may record too much or too little share-based compensation cost.  Med-X recognizes expense using the straight-line attribution method.

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BUSINESS

 Overview

We are a Nevada corporation formed in February 2014, engaged in the business of product development, distribution, and marketing. We have developed a series of proprietary natural “green” branded products under division names Nature-Cide, Thermal-Aid, Home Spa and Malibu Brands. Nature-Cide products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, turf care, janitorial, hospitality, transportation and agriculture, as well as the hemp and cannabis cultivation industry. Thermal-Aid, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide and Thermal-Aid are distributed through ecommerce platforms and through national distribution outlets positioned around the United States. Home Spa Shower Sprays are essential oil-based products distributed through various ecommerce platforms. Malibu Brands initial products are all-natural homeopathic topical botanical blends that include essential oils, including versions that include hemp and CBD oil products, designed for various ailments. The first planned product in the Malibu Brands category is “Pacific Pain Relief Cream” along with CBD from hemp and cannabis versions of the product which are still in the development stage.

We also operate the MJT Network® through our online media platform, www.marijuanatimes.org, which publishes high quality media content regarding cannabis and hemp industries to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and also publishes a daily news video through social and news applications. We have also developed another media platform called the National Investor Network, www.nationalinvestornetwork.com, which was initially built to support the Company’s capital raising efforts.  Moving forward once the Company no longer needs private capital, the network will act as a marketing publisher of content to market other companies that are looking to utilize crowdfunding to raise capital for a monthly fee. The National Investor Network is a digital platform that is designed to offer its members highly curated business news content. The member base is currently comprised of approximately 3,800 members, all of which are currently Med-X, Inc. shareholders. Each member controls their own news feed based on the companies or industry categories they chose. The platform is built on a robust database that will allow for the tracking of member behavior giving the system the tools it needs to recommend marketing strategies in proprietary ways. Once positioned for other companies, the platform will give other companies in the equity crowdfunding or stock trading space the opportunity to publish their own content in the hopes of driving traffic or raising awareness of their company or crowdfunding initiatives. This acts as a marketing tool for other companies that are looking to be recognized as a company raising capital using the exemptions promulgated under the Jobs Act which permits crowdfunding. We expect to also assist in marketing various companies with targeted campaigns inside the National Investor Network platform to certain members as a service. In exchange for these services, we hope to generate monthly marketing revenue from other companies with the hope that more exposure will help them with their equity crowdfunding efforts. This and our media division, the MJT Network, could be profitable if and to the extent that the revenue from advertisers, sponsors, product sales and service fees exceeds the cost of the content (expected to be writers’ and content licensing fees) and products offered for online sale. We are not operating a crowd funding platform and are only supplying information and exposure for them.

We have developed a new all-natural formulation of mosquito repellant and eradication product. This proposed product is derived from our Nature-Cide All Purpose formulation and is designed to be free of harmful chemicals. This solution has undergone a third-party lab and field study which has shown favorable results. We plan to aggressively market this product on an international scale, including exports into heavily mosquito infested areas of the world, and for sales in the United States.

In 2018, the federal government legalized hemp production as part of the Farm Bill. Once the federal government finalizes methods and protocols for hemp CBD extraction production, and if and when we have capital to do so, we plan to obtain the proper government licenses for indoor and outdoor farm property in California to grow, harvest and sell high quality, custom-bred organic hemp for the California medical and CBD compound markets

Med-X also plans, to the extent it is legal to do so, to cultivate high quality custom-bred cannabis for the medical market to treat such aliments as pain, sleep deprivation, appetite disorders, and neurological pathologies or their symptoms. Besides supplying Nature-Cide products to pest control, hospitality, transportation, janitorial, turf care and agricultural industries, Med-X also plans to supply proprietary and non-proprietary products, including Nature-Cide insecticides, pesticides, granular and soil blends, to legally operating hemp and cannabis agricultural operators. As these core businesses evolve, and provided it becomes legal to do so, we will seek to develop and monetize techniques for the recognition and extraction of cannabis compounds for the medical industry.

We expect the demand for the Company’s proprietary products to increase significantly. We and Pacific Shore, our subsidiary, are currently generating revenue from the Nature-Cide, Thermal-Aid, Malibu Brands and The MJT Network divisions but they are yet to be profitable.

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Acquisition of Pacific Shore.

In April 2018, Med-X closed an Agreement of Merger and Plan of Reorganization with its affiliate, Pacific Shore Holdings, Inc., pursuant to which Pacific Shore has become a wholly owned subsidiary of the Company. The Merger did not result in significant dilution to Med-X shareholders upon its closing on April 16, 2018. In order to prevent dilution to existing Med-X shareholders, our current Chairman and Chief Executive Officer, Matthew Mills, and PSH collectively tendered to Med-X for cancellation approximately 55 million outstanding shares of Med-X common stock on the closing. Upon closing of the Merger, we issued to Mr. Mills 10,000 shares of newly authorized super-voting Series A Preferred Stock, having de minimus economic rights (i.e. no conversion right, no dividend rights, and virtually no liquidation preference), but conferring on him 51% voting control of the Company. See “Business-Merger with Pacific Shore.” We plan to continue similar efforts to acquire other companies that have similar business models of developing natural products, as well as offering pest control services nationally. Our management believes it can create strong value for shareholders by acquiring companies that have growing revenues and assets.

The primary sources of revenue for Med-X and Pacific Shore moving forward are expected to be the proceeds from continued sales of Nature-Cide and Thermal-Aid through our national distribution channels. We also expect to generate revenue from advertising and the online sale of products on the Company’s media platform, www.marijuanatimes.org.   We have launched various online sales venues for this purpose, such as www.nature-cide.com, www.thermalaidproducts.com, www.malibu-brands.com  www.homespashowerspray.com, and www.nationalinvestornetwork.com. We plan to aggressively market our Nature-Cide and Thermal-Aid brands while positioning our media venues, www.marijuanatimes.org and www.nationalinvestornetwork.com, to attract sponsorship and advertisers as well as companies that desire to utilize the crowdfunding initiatives under the Jobs Act. During this cycle, we  plan to ramp up our Malibu Brands, Home Spa products and our ready-to-use consumer version of the Nature-Cide products scheduled to be on retail shelves in 2022.

Nature-Cide.

Comprised of various essential oils such as cedar oil, cinnamon oil, clove oil, cottonseed oil and other natural ingredients, Nature-Cide is a pleasantly aromatic, chemical free insecticide/pesticide/miticide/ nematicide and repellent that kills or deters a variety of different pests, including cockroaches, bed bugs, ants, spider mites, white flies, caterpillars, and other pests associated pest control operations, janitorial, turf care, hospitality, transportation and agriculture. Nature-Cide products are also proven in commercial and residential environments and kill or deter a wide variety of household insects including, flies, fleas, and mosquitoes, which sometimes can carry deadly diseases.

Nature-Cide contains no harmful poisonous chemicals to humans most commonly found in many other insecticides and insect repellents. In addition to cedar oil, cinnamon oil, clove oil and cottonseed oil, Nature-Cide may also contain citronella oil, garlic oil, mint oil, peppermint oil, geranium oil, lemon grass oil, and rosemary oil, all of which are recognized by the EPA as FIFRA 25b MINIMUM RISK PESTICIDE compounds. Cedar oil is a natural repellent found to be effective in the states with swamps for eradicating mosquitoes without harming the ecosystem. By the same token, cinnamon oil is known in Guam for warding off snakes from train cars and shipping containers. One of our Nature-Cide formulas is an insecticide that kills various insects on contact, including but not limited to ants, fleas, mites, slugs, snails, silverfish, mosquitoes, cockroaches and a variety of other insects. The Nature-Cide Pest Management X2 formula also acts as an effective repellent for other insects, reptiles and rodents.

Nature-Cide is classified as a MINIMUM RISK PESTICIDE under FIFRA (25b) and is exempt from federal registration by the Environmental Protection Agency (“EPA”). Unlike other repellents and insecticide products which contain toxic chemicals, Nature-Cide is safe for use in all environments. Pacific Shore has developed several formulations of Nature-Cide for use indoors, outdoors, on humans, and on pets. As of July 31, 2014, the Nature-Cide All-Purpose and Pest Management X2 insecticide formulations have been registered in most states that require EPA registration. In addition, the Colorado, Oregon and Washington Departments of Agriculture have approved the Nature-Cide All-Purpose product for use on cannabis crops grown in those states.

Nature-Cide products have been field tested for over seven years on ranch homes in the Santa Monica Mountains, from Bel Air to Malibu as well as being third party tested in laboratory settings. Nature-Cide’s research and development and field testing has evolved into a Pest Management Service, a division of Pacific Shore, and is now recognized and licensed in the State of California as a state applicator with a Qualified Applicators License # 133658 for agricultural and landscape use in commercial and residential settings. This being said, the Nature-Cide products and services division has also begun supplying and servicing small cannabis cultivators in Southern California.

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Nature-Cide products are currently offered nationally to commercial pest control, janitorial, hospitality, transportation, turf care and agricultural professionals nationally through various commercial distributors such as Rentokil Initial, Target Specialty Products, Veseris/Univar and American Hotel Registry. Collectively the pest management market encompasses a wide variety of sectors that encompass a substantial revenue stream worldwide. The demand for all-natural products like Nature-Cide is becoming continuous as regulatory bodies continue to ban traditional poisonous pest control applications around the world. Currently Nature-Cide products are being utilized by a gamut of professional applicators using the products in such places as school districts, hospitals, hotels/motels, zoos, food plants, livestock farms, greenhouses, passenger rail cars, passenger and cargo aircraft and agricultural settings including hemp and cannabis cultivation. In 2017 Target Specialty Products’ parent company, “Rentokil Initial”, began testing Nature-Cide in Hong Kong, Macau, China and Mumbai, India. Results from testing warranted an immediate focus on registration in Hong Kong, Macau and Mumbai, where product orders have been received and usage has commenced. Rentokil Initial operates in multiple countries such as New Zealand, Australia, Singapore, Malaysia and the United Kingdom, where we are now focused on testing protocols for Nature-Cide products. In early 2018, Univar Solutions, who is revered as one of the largest chemical distributors in the world, has now begun ordering the full Nature-Cide line within the United States.

In January 2019, the Nature-Cide team achieved for the Nature-Cide product line a platinum marketing designation with Target Specialty Products (TSP) and Veseris / Univar (VES/UNI). We have attended annual sales meetings in Savannah, Georgia with TSP and Chicago, Illinois with UNI. During these meetings, both distributors announced that Nature-Cide will be represented as a top-level platinum sponsor, and our Nature-Cide product line will be presented to the entire customer base of both distributors, which consists of over 15,000 customers nationally. Going forward, due to the platinum sponsorship designation, Nature-Cide will be showcased as the go to 25b minimum risk green program. We are working closely with two of its distributors, TSP and VES/UNI, to distribute samples and information to both customer bases, and collectively monitor and record results from the applications of Nature-Cide in places around the country as well as in Asia, for social media to share with potential new customers who can understand the vast amount of applications that can be realized for the Nature-Cide brand. TSP and VES/UNI have solid footprints in the USA as suppliers of products for pest control, turf grass care, and for professional use in the hospitality, parks and recreation, transportation, sanitation, and golf care industries, as well as the recent addition of the cannabis cultivation industry. Management of the Company as well as distributor management agrees that the 25b minimum risk market has a solid future in the pest control sector. VES/UNI and TSP, along with TSP’s parent company, Rentokil, are constantly working with the Nature-Cide team to deploy and plan ways that the product can be utilized, and to build scalable programs for the various industries where Nature-Cide can receive the best positioning for long term sales growth.

Due to the continued planning and sponsorship coupled with the positive reception of Nature-Cide by the professional end user, the Nature-Cide product development team has entered into discussions with TSP product development personnel to create a unique product designed for turf grass applications in golf and other turf grass venues, including parks and recreation, by combining Nature-Cide with a proprietary blend of TSP Turf Fuel for the golf and turf care industries. The Turf Fuel and Nature-Cide product blend is currently in laboratory production. The Company is also in discussion with TSP management to register Nature-Cide in Canada. In 2017, Nature-Cide announced a new compressed air 16-ounce all-purpose insecticide prototype which was eventually produced for professional use. Due to the response and continued professional usage, along with social media promotion, we are in the process of finalizing development of a ready to use group of compressed air products to release to consumers. These products consist of the All-Purpose, Flea & Tick, Insect Repellent, and an outdoor formulation that was released in early 2020.

Thermal-Aid Headache Relief System. One of our directors, Dr. Morton Hyson, is the inventor and grantee of three patents which have been provided to Pacific Shore in perpetuity to commercialize the Thermal-Aid Headache Relief System and Malibu Brands Pain Relief Cream. Patent details are as follow:

DEVICE AND METHOD FOR TREATMENT OF HEADACHE

Patent Number 5,700,238

Date Granted: December 23, 1997 – United Stated Patent Office

MEDICATED WRAP

Patent Number 6,313,370 B1

Date Granted: November 6, 2001 - United Stated Patent Office

MEDICATED WRAP

Patent Number: 7186260

Date Granted: March 6, 2007 - United Stated Patent Office

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Nature-Cide License and Patent Application. Pacific Shore has an exclusive royalty-free worldwide master license in perpetuity from Matthew Mills, one of the founders of the Company and Pacific Shore, to commercialize the Nature-Cide brand and line of products. The master license can be terminated by Mr. Mills in certain circumstances, such as a material breach of the agreement by Pacific Shore or its insolvency. Upon the closing of the Merger on April 16, 2018, a Nature-Cide sublicense agreement between Pacific Shore, as sublicensor, and Med-X, as sublicensee, was merged and terminated. Accordingly, Pacific Shore can sell Nature-Cide directly to all potential customers for the product throughout the world.

In June 2015, Med-X filed a patent application with the United States Office of Patents and Trademarks for its proprietary process of infusing Nature-Cide and other beneficial substances into growing soil for the agricultural and hemp and cannabis industries. Matthew Mills, our Chief Executive Officer, is named as the inventor. The patent was granted October 19, 2021 with Patent No. US 11,147,266 B2. Med-X plans to market and sell its Nature-Cide insecticidal soil to hemp, cannabis and other agricultural cultivators.

The MJT Network. We also operate the MJT Network® through our online media platform, www.marijuanatimes.org, which publishes media content regarding cannabis and hemp industries to generate revenue from advertisers and traffic optimizing venues. This platform has been publishing cannabis industry news and information since its launch in July 2015. The content is designed to cover a wide variety of topics relating to the cannabis and hemp industries on an ongoing basis, including news and current events, as well as the business, financial, legislative, legal, cultural, medical, scientific and technological aspects of the industry on a national and international level. Stories, columns, advice and analysis may come from a combination of regular consultants, contributors, freelance and staff writers, our personnel and public news sources. We plan to eventually add online ecommerce to its website, offering branded industry products for sale from third party suppliers and from its own product lines, subject in all cases to compliance with applicable federal and state law. The network includes smart phone and tablet applications, and its original content is distributed across several digital platforms including web, Native IOS, Vimeo Video, YouTube, Apple Podcast Audio and Apple News.

We are in the final stages of development and is currently beta testing another media platform called the National Investor Network, www.nationalinvestornetwork.com. The network will act as an artificial intelligence lead generator for  publishing of content for other companies that are looking to utilize crowdfunding to raise capital. The National Investor Network is a membership based digital platform that is designed to offer its members highly curated business news content. Each member controls their own news feed based on the companies or industry categories they chose. The platform is built on a robust database that will allow for the tracking of member behavior giving the system the tools it needs to recommend marketing strategies in proprietary ways. Member profiles are then evaluated and scored as potential leads for our current crowdfunding efforts. The platform gives other companies in the equity crowdfunding or stock trading space the opportunity to publish their own content in the hopes of driving traffic or raising awareness of their company and crowdfunding initiatives. This acts as a marketing tool for other companies that are looking to be recognized as raising capital using the exemptions promulgated under the Jobs Act which permit crowdfunding. We later expect to also assist in marketing various companies with targeted campaigns inside the National Investor Network platform to certain members as a service. In exchange for these services, we hope to generate revenue with the hope that more exposure will help them with their equity crowdfunding efforts. Our media division, the MJT Network, could be profitable if and to the extent that the revenue from advertisers, sponsors, product sales and service fees exceeds the cost of the content (expected to be writers’ and content licensing fees) and products offered for online sale. We do not anticipate stocking an inventory of third-party products for sale, rather, we expect to fill orders on a real time basis directly from third-party fulfillment sources.

Compound Identification and Extraction. There are various types of hemp and cannabis strains that produce beneficial medicinal effects, including pain and nausea control, appetite stimulation, reduced muscle spasm, improved sleep, and other indications. Individual strains will have differing cannabinoid and terpene content, producing noticeably different effects. For instance, strains with more CBD tend to produce better pain and spasticity relief. Effects will also vary for an individual based on the setting in which it is used and the person's physiological state when using it. Recently, the federal government legalized hemp production as part of the Farm Bill. Once the federal government finalizes methods and protocols for hemp CBD extraction production, and if and when we have capital to do so, we plan to identify various strains of hemp and obtain the proper government licenses for indoor and outdoor farm property in California to grow, harvest and sell high quality, custom-bred organic hemp and other cannabis for the California medical CBD compound markets.

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There are more than 400 different compounds in cannabis, and continuous testing and recognition of these compounds is in high demand. If and when it is federally legal, we are planning to conduct laboratory studies to identify the expected potential of each compound as well as acquiring the machinery needed to properly extract those compounds to treat patients suffering from pain and nausea, to stimulate appetite when needed, and to address stress and sleep management. There may be other neurological pathologies that can be treated with these compounds and the benefits may or may not be limited to controlling the symptoms of those diseases. Considerably more research of cannabis compounds is needed to assess the commercial potential of them for medical applications. We  will not market or sell any of these compounds, or supplements or medicines made from these compounds, unless it becomes clearly legal to do so under federal, state and applicable local law. Consequently, such products, even if successfully developed by the Company, are not expected to generate revenue in the short term.

The Company’s planned compound identification and extraction research and development operations, and testing of the Nature-Cide products, are expected to be conducted primarily in outside laboratories contracted by us in the future to validate our research results and claims. Related cultivation and genetic research was conducted in 2015 and early 2016 on the Company’s leased property in an existing 600 square foot indoor cultivation center in Los Angeles County, California, where patients with whom we shared data cultivated controlled quantities of high quality cannabis and harvested and stored it for research and medical use to the extent permitted by California law. The fundamental premises of the operation were (i) to test the Nature-Cide pesticide and insecticide products, and (ii) to produce hemp and other cannabis oils from the plant life cultivated, eventually extract a variety of medicinal compounds from the oil, especially the hemp-based non-THC  CBD compounds found in hemp and other types of cannabis, test the efficacy of the supplement prototypes, and eventually produce, market and sell natural supplements containing these compounds. The Company may purchase and utilize additional special equipment designed to facilitate the compound identification and extraction process. Preliminary research in the industry indicates that CBD-based compounds from cannabis may be effective in treating the symptoms of certain neurological pathologies, but there is much additional research needed to reliably commercialize CBDs for medical purposes. There is no assurance that the Company will be successful in making or selling any medicinal supplements from the CBD or THC compounds identified and extracted by it.

Distributors

Most of the Company’s revenue is generated through a number of large distributors. Currently, Nature-Cide products are distributed by multiple pest control distributors such as Veseris, Target Specialty Products and Forshaw and deployed to hundreds of pest control companies nationwide.  Nature-Cide products can also be found within the Amazon, Kroger and Walmart marketplaces. You can see some of these customers within our partner network using the following link: https://nature-cide.com/pages/store-locator. We also have begun supplying our products to Rentokil International in various countries such as India, Singapore and Hong Kong.

During the nine months ended September 30, 2021, our largest distributor accounted for approximately 32% of our sales and our largest three distributors accounted for approximately 83% of our sales during such time. We cannot guarantee that we will be able to generate similar levels of sales from our largest customers in the future. Should one or more of these customers substantially reduce their purchases from us, our results of operations could be materially adversely affected. We anticipate this concentration to continue for the foreseeable future

Vendors

The Company uses single supplier relationships for its raw materials purchases and filling capacity due to the unique formulation and components of each product line, which potentially subjects the Company to a concentration of business risk. If these suppliers had operational problems or ceased making product available to the Company, operations could be adversely affected.

The Company had two vendors that accounted for 66% of purchases during the period ended September 30, 2021. Specific concentration for the two vendors was 56% and 10%. The Company had two vendors that accounted for 73% of purchases during the period ended September 30, 2020. Specific concentration for the two vendors was 37% and 36%.  If significant suppliers become unable or unwilling to provide inventory in a timely manner, the Company believes that other suppliers are available to provide similar inventory at comparable prices.

                Business of Pacific Shore.

Pacific Shore is a Delaware corporation which, through its 99% owned subsidiary, Pacific Shore Holdings, Inc., a California corporation formed in January 2010 (hereinafter, “PSH-CA”), is engaged in the business of product development, distribution, and marketing. On December 31, 2012, Pacific Shore, which prior to this date was an inactive public shell company without material assets or liabilities, consummated the acquisition of PSH-CA, a privately-held company, through a share exchange (the “Business Combination”). The closing of the Business Combination resulted in PSH-CA’s security holders becoming the controlling security holders of Pacific Shore, and PSH-CA becoming a 99% owned subsidiary of Pacific Shore. Pacific Shore had a trading symbol, “PSHR”, which we expect will remain inactive for the foreseeable future. Pacific Shore’s Chairman and Chief Executive Officer, Matthew Mills, is the President, a director, and a principal shareholder of Med-X, Inc.

Pacific Shore manufactures and distributes two 100% natural essential oil products owned by us, Nature-Cide  and Home Spa Shower Spray. Our Nature-Cide products have been tested in various regions across the United States and in Asia with positive results by multiple pest control companies, hotel and motel operators, agricultural personnel for various pests, and fire department personnel for snake control. Extensive testing by us and an independent third-party laboratory also indicates that our Nature-Cide products kill or deter a wide variety of pests, including but not limited to bed bugs, ants, fleas, ticks, cockroaches, crickets, and stink bugs, while repelling and or deterring various birds, rodents, and reptiles.

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After years of research and development, in February 2014, we became a certified and licensed pest control applicator in California for agricultural commercial pest control. In July 2015, we received our pest control business main license and officially launched as a California licensed pest control company in Los Angeles, California. In 2016, we became licensed to maintain landscaping in residential and commercial settings and we obtained our applicator license, which allows us to provide pest control services for both the exterior and interior of structures. Our pest management service is growing and is servicing numerous ranch style and upscale homes and properties in Los Angeles and Ventura Counties. Management’s intention is to franchise and or partner with other pest control service companies to offer the services and methods of our Nature-Cide service division as the Nature-Cide brand matures in the pest control, janitorial, transportation, and hospitality arenas. We also plan to increase its service foot print nationally by acquiring other established pest control service businesses that practice Integrated Pest Management protocols, if we have sufficient capital or financing to do so.

In 2014, we began registering our Nature-Cide products with multiple state Environmental Protection Agency (“EPA”) offices around the country. Our Ready to Use Nature-Cide All-Purpose Insecticide, Flea & Tick Insecticide, and Nature-Cide All-Purpose Commercial Concentrate in one and five-gallon containers for indoor and outdoor professional use were our first products to be registered with state EPA offices in 39 states. In 2016, we registered our Nature-Cide Ready to Use Outdoor insecticide as well as our Pest Management X2 Commercial Concentrate in one, two and a half, five, and 55 gallons for outdoor professional use. In 2018, Pacific Shore developed and released two new products, the Nature-Cide Insecticidal Dust for indoor and outside use, and Nature-Cide Pest Management Granular, for outdoor use. Both of the products are also in the process of being registered where applicable.

Currently the Nature-Cide products are positioned with national distributors including Target Specialty Products (TSP), Veseris/Univar (VES/UNI) and American Hotel Registry (AHR). Nature-Cide and its distributors have been able to promote Nature-Cide as a recognizable product line in the pest control industry in multiple states, as well as to promote the brand in social media (i.e. Facebook, Twitter, and LinkedIn) as the newest highly regarded and one of the fastest growing green products in the pest control industry. Target Specialty Products, headquartered in Santa Fe Springs, California has approximately 35 distribution centers nationally, and Veseris/Univar has approximately 30 distribution centers nationally.

Our Home Spa Shower Spray is a 100% natural essential oil aromatherapy spray that gives any shower or bath a spa-like scent. The Home Spa Shower Spray is available in four different aromas: eucalyptus, tangerine, grapefruit, and lavender. The Home Spa Shower Spray is currently available for purchase on the internet. We are planning development of other products that fit within the Home Spa brand, such as developing a high-end Thermal-Aid pack that will be branded with the Home Spa brand. We are currently in discussions with several entities to distribute this line into hotel spas and health clubs on a national basis, although there can be no assurance that we will reach such arrangements.

We are selling our products to consumers worldwide via the Internet and through domestic and international distribution channels. We are currently selling Thermal-Aid online through various web sites including but not limited to FSAStore.com, and Amazon.

There is no assurance that the Merger will be successful or profitable for investors. As a 99% owned subsidiary of Med-X, Inc., Pacific Shore will pose risks to Med-X, Inc. and its shareholders, including but not limited to those described under “Risk Factors” in this prospectus.

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Thermal-Aid

In addition to developing our own products, we also currently own an exclusive worldwide royalty-free license to sell a patented 100% natural therapeutic heating/cooling treatment pack called Thermal-Aid. Thermal-Aid is a clinically proven microwaveable heat treatment pack that doubles as a cold therapy source to assist with reducing swelling and relieving pain. In a four-month, 96 patient clinical trial, the Thermal-Aid arthritis packs proved to reduce arthritis medications by 20% and it was perceived to have a 35% reduction in pain. During 2014, the entire Thermal-Aid product line, which includes 23 different configurations, became eligible for Flexible Spending Accounts for consumers nationally as well as being eligible for Worker Compensation reimbursement for patients nationally. Our full line of Thermal-Aid products is currently available through the Cardinal Health Distribution network, which includes FSAStore.com, AssuraMed, and Independence Medical. The entire Thermal-Aid line is also being carried by WBC Healthcare Distribution venues, which include Meyer Chiropractic Distribution, Meyer Physical Therapy, Meyer DC, Milliken Medical and Elivate Fitness. The Cardinal Health distribution network, of which AssuraMed and Independence Medical are a part, now also offers all Thermal-Aid products. Our Thermal-Aid Zoo Animals are also available at all California Kroger owned Ralphs Grocery Pharmacy locations as well as Colorado Kroger owned King Soopers locations, Utah Kroger owned City Market locations, and Kroger locations in Georgia, which encompass approximately 376 locations. We continue negotiating with Kroger to place our Thermal-Aid products in all Kroger chains nationally but there can be no assurance that we will reach such an agreement. Cardinal Health carries inventory of Thermal-Aid products in 22 distribution centers throughout the United States. This is in addition to various “As Seen on TV” stores located around the United States. Thermal-Aid has been seen on the Home Shopping Network and on NBC’s ShopHQ. In addition, we continue to run a Thermal-Aid Zoo infomercial in a national television campaign in the “As Seen on TV” category. The Kroger chain continues to invite the Thermal-Aid showcasing team to present the Thermal-Aid line to pharmacists that operate its pharmacy divisions.

Our chairman and founder, Matthew Mills, has licensed two trademarks to the Company on a perpetual royalty free basis that  he recently acquired for “Thermal-Aid” and “Nature’s Therapeutic Source.” He also owns two patents related to Thermal-Aid. The first is a patent for a thermal device for applying thermal energy to the body of a person, animal, or other surface utilizing segmented organic filler. The second is for a thermal device and ornamental design for applying thermal energy to the body of a person, animal, or other surface utilizing segmented organic filler that may have the general appearance of a child’s toy or other configuration.. Our chairman and founder Matthew Mills, has granted us an exclusive worldwide royalty-free license in perpetuity to utilize these trademarks and patents to market, distribute, and sell Thermal-Aid, for which he was issued 4,605,337 shares of PSH-CA’s common stock which he subsequently exchanged for shares of our common stock.

On June 22, 2012, we entered into an exclusive license agreement with Dr. Morton I. Hyson, M.D., P.C., d.b.a. Hyson Medical Products, pursuant to which we were granted an exclusive license to utilize three patents currently owned by Dr. Hyson: (1) Device and Method for Treatment of Headache – 5,700,238 (December 23, 1997), (2) Medicated Wrap – 6,313,370 (November 6, 2001), and (3) Medicated Wrap – 7,186,260 (March 6, 2007). We are using the technology and case study covered by these patents to market additional proprietary private label consumer products under our brand to address headache pain relief, both migraine and tension. Dr. Hyson already sells his own line of headache pain relief and medicated wrap products for consumers. We have a license to utilize these patents for any branded products developed by us during the term of the license agreement. For such branded products, Dr. Hyson receives a license fee equal to 5% of net sales made by us of those products. We will own the intellectual property to all of our branded products developed under this license agreement. The initial term of the license agreement is five (5) years with options exercisable for one-year extensions, subject to termination after two (2) years if by then we have not brought a branded product to market. We commercialized this technology within two (2) years by the launch of our Thermal-Aid Headache Relief System.

Mosquito Control Study

In a 2017 study authored by Rui-De Xui and published by the Journal of the Florida Mosquito Control Association, (Vol. 66, 2019), the Nature-Cide All-Purpose Concentrate outperformed all other products in a testing protocol on Aedes albopictus, also known as the Asian Tiger Mosquito. Until recently, only the use of toxic pyrethroids with brand names such as Onslaught (produced by MGK), Cyzmic CS (produced by Control Solutions Inc.), Delta-Gard (produced by Bayer), and others in the respected chemical manufacturing world, have been the only option for barrier sprays in mosquito control world-wide. In light of the suggestion of the published study stating, “the positive results using Nature-Cide as an outdoor residual treatment in this study demonstrates that botanically based formulations are ready to be investigated further and possibly incorporated operationally into mosquito control programs”, the Nature-Cide liquid concentrates are undergoing various toxicity testing as a first step to enable the product to be exported. The concentrated formula is already registered with multiple state EPA offices where required for use and sale. The product is being offered to Vector Control companies available in multiple countries that are requesting importation

The beginning of the third-party Abstract provides: Outdoor residual insecticide applications are useful for preventing or reducing mosquito populations at focal areas. Until recently, they have been the only option for barrier sprays in mosquito control. In this study, which the state undertook on its own initiative in an attempt to deal with the mosquito problem, three pyrethroid (Onslaught, Cyzmic CS, Delta-Gard) and two botanical (Nature-Cide, Essentria IC3) outdoor residual insecticides were comparatively tested at low, mid, and high label rates against adult Aedes albopictus in both laboratory bioassays and field trials in St. Augustine, Florida, from May to August 2017. Bioassays indicated Nature-Cide and Cyzmic CS were the most effective across all three dilution ratios followed by Delta-Gard, Onslaught, and Essentria IC3, respectively. In field trials Nature-Cide and Onslaught were the only products that reduced mosquito abundance at the low rate. However, at the mid-rate Nature-Cide and Onslaught causeda~90% percent reduction of adult female Ae. albopictus in the field, the highest of all tested products. The performance of Delta-Gard (79% reduction in field counts), Essentria IC3 (64%), and Cyzmic CS (36%) in the field were not similar to the laboratory results. The universally high performance of Nature-Cide indicates that mosquito control operations should expand consideration to botanical based insecticides for field operations.

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The “Results and Discussion” states:

Results from the laboratory bioassays are summarized in Fig. 3. We found significant performance differences among the 5 formulations for both knockdown (F = 11.67, df = 4, 44, P < 0.0001) and mortality (F = 28.39, df = 4, 44, P < 0.0001). Nature-Cide and Cyzmic CS caused the highest knock- down across all three dilution rates with 20-50% knockdown at the low rate, 100% knockdown at mid and high rates, and a mean mortality of ≥ 90% at all rates. Delta- Gard, Onslaught, and Essentria IC3 had 0% knockdown and less than 20% mortality at the low rate. Delta-Gard performed better at mid and high rates than Onslaught and Essentria IC3, with the latter two formulations performing poorly overall.

Analysis of field collections indicated significantly different performance among the 5 formulations (χ2 = 10148, df = 15, P < 0.0001). Weekly changes in relative abundance of adult Ae. albopictus at field sites are shown in Fig. 4. Unfortunately, we were not able to conduct field trials at the high label rate because of limitations of time. Collections of adult female Ae. albopictus from Nature-Cide and Onslaught treatment sites showed a net reduction of 80% by Week 8 (i.e., 4 weeks post treatment with the low rate). On the other hand, after 4 weeks with the low rate the site treated with Cyzmic had no meaningful change in relative abundance, while sites treated with Delta-Gard and Essentria IC3 had a net increase in Ae. albopictus between 10% and 20%. With mid-rate applications, however, sites treated with Nature-Cide and Onslaught had 90% net reductions in mosquito collections 4 weeks post treatment, compared to Delta-Gard (79% net reduction), Essentria IC3 (64%), and Cyzmic (36%). In the GLM for the week-by-week comparison the treatment used (χ2 = 6554.87, df = 5, P < 0.0001) explained most of the variation, followed by the duration of weeks across the study (χ2 = 3593.13, df = 10, P < 0.0001).

It was surprising to find that Nature-Cide, formulated with clove and cottonseed oil as a multi-purpose insecticide, outperformed all other products in both laboratory (Fig. 3) and field (Fig. 4) trials. In contrast, the other tested botanical product, Essentria IC3, had zero to low effects in laboratory bioassays yet low to moderate efficacy for reducing field populations of Ae. Albopictus, which could imply effects besides toxicity in a field environment.

FIG #3

Figure 3. Average percent 24 h mortality with standard errors of the mean (ANOVA/Tukey HSD at 95% confidence, P < 0.001) of Aedes albopictus (Skuse) for each of five residual spray formulations, Nature-Cide All-Purpose Commercial Concentrate (clove oil, cottonseed oil; 25-100 mL/L), Cyzmic CS (lambda-cyhalothrin; 1.5-3.0 mL/L), DeltaGard (deltamethrin; 2-12 mL/L), Onslaught (fenvalerate; 4-8 mL/L), and Essentria IC3 (Rosemary oil, peppermint oil; 23-47 mL/L) applied at low, mid, and high label rates. Control bioassays produced 0% mortality.

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FIG #4

Figure 4. Field collections of adult Ae. albopictus from 5 sites treated with residual insecticides paired with 5 untreated control sites, with rainfall data (cm) from a centrally located weather station to provide context for patterns of mosquito population change. Each graph includes results from collections for 3 weeks prior to application of the residual treatment that confirmed presence of Ae. albopictus at all treatment and control sites. We initiated experimental treatments at Week 4 with the low rate which, with the exception of Nature-Cide, did not substantially reduce Ae. albopictus abundance. We applied mid-rate treatments at Week 8 resulting in Ae. albopictus reduction at all treatment sites: Nature-Cide and Onslaught (~90% reduction), Delta-Gard (~79%), Essentria IC3 (64%), and Cyzmic CS (~36%). We were not able to conduct field trials at the high label rate because of time limitations.

Pyrethroids are the most commonly used insecticides for adult mosquito control because of low environmental impact, high insecticidal potency, and good mammalian safety profiles (Amoo et al. 2008). However, the Federal, Insecticide, Fungicide, and Rodenticide Act (FIFRA) restricts the frequency that pyrethroids may be applied to the environment for adult mosquito control, spurring demand for research emphasizing green chemistry. The Environmental Protection Agency (EPA) allows minimum risk pesticides to be exempt from FIFRA (40 C.F.R. §152.25 2015). Therefore, exempt pesticides containing for example the botanical ingredients described above can be applied more frequently than FIFRA labeled products. This intrinsically appeals to mosquito control programs when treatments need frequent reapplication, for example during significant mosquito outbreaks or when mitigating arbovirus transmission. Furthermore, exempt pesticides could provide different chemical classes for mosquito control programs, potentially reducing the risks of both resistance and environmental impact.

Dr. Xue and his team concluded the study stating that “The positive results using Nature-Cide as an outdoor residual treatment in this study demonstrate that botanically based formulations are ready to be investigated further and possibly incorporated operationally into mosquito control programs.”

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The scope of testing for efficacy and toxicity of the Company’s new mosquito control product depends on the jurisdiction for which it is sold and intended to be used. The Company is currently supplying Nature-Cide products to Target Specialty Products and Veseris / Univar Solutions which supply a number of United States based pest control companies. Some of these companies also currently handle Mosquito Vector Control. The Company also exports the Nature-Cide All-Purpose concentrate to Rentokil Initial in Mumbai, India and Macau, China, for various uses, which also includes Mosquito Vector Control. In these particular countries the Nature-Cide product can be shipped as is, without toxicity testing. Countries such as South Africa, Mexico and Peru for example, require testing for Acute Oral Toxicity, Acute Dermal Toxicity, Acute Inhalation Toxicity, Acute Eye Irritation, and Acute Dermal Irritation. These tests have just been completed by the Company. Some countries have more restrictions than others such as Canada and Hong Kong, which both also require Environmental Impact Testing and Aquatic Sea Life Testing which the Company plans to complete in the future.

Agreement with the Dalmore Group

In March 2021, we entered into an engagement agreement with the Dalmore Group, LLC (“Dalmore”).  Pursuant to the agreement, Dalmore is to provide certain services in connection with our Regulation A+ offerings.  Prior to this offering we commenced a Regulation A+ offering which we terminated on , 2022 in connection with this offering. Also pursuant to the agreement, we paid Dalmore a fee equal to 100 basis points on the aggregate amount raised by the Company in the Regulation A+ offering and 7% commission on investors that were specifically introduced by Dalmore to the Company. We also paid Dalmore a one-time consulting fee of $20,000 and $5,000 for out-of-pocket expenses. To date we have paid Dalmore no commissions.

Competition

The sale of insecticides and other products for business and consumer customers, and the sale of cannabis are intensely competitive. We expect competition to intensify further in the future. Barriers to entry are relatively low. Current and new competitors can launch new products and can compete in the marketplace. We currently compete or potentially will compete with a number of other companies such as Bayer, Ecolabs, Envincio and Essentra, whose numbers will increase in the future, many of which are larger and possess greater human and capital resources than us, and already have well-established brand recognition. We face competition for readers and advertisers for our online news service. Nature-Cide will encounter intense competition from other all-natural and chemical-based pesticides that have been on the market for years, including those designed for the agricultural markets such as cannabis cultivators. We face competition from larger well-established cannabis growers and other industry participants that have greater financial and managerial resources, more experience in developing effective growing, branding and marketing techniques, and have greater name recognition than Med-X. Competitors are already researching and developing cannabis compounds for medicinal use, which are offered for sale in gel cap and other forms in legal jurisdictions. In addition, we are faced with formidable challenges in obtaining legal permits to grow and sell cannabis in the State of California. Management believes we can compete effectively, but we cannot assure that competition will not impair the maintenance and growth of our planned businesses.

Government Regulation

We are  subject to government regulations in the conduct of its business which tend to increase costs and potentially have a material adverse impact on our operating results, financial condition and business performance, including but not limited to (1) employment laws generally applicable to all businesses, including laws covering wages, working conditions, health, safety, working hours and similar matters, (2) laws designed to protect the environment, including those applicable to farming operations, (3) laws enforced by the Federal Trade Commission (FTC) and equivalent state agencies governing advertising and representations made by businesses, (4) laws enforced by the FDA which govern safety and claims made with respect to food and other products consumed by the public, and (5) laws enforced by the Drug Enforcement Agency  relating to possession, consumption, production, transport and sale of controlled substances such as cannabis. Compliance with laws, rules and regulations applicable to conducting commerce on the Internet is also a challenge for the Company. See “Risk Factors - Our business is subject to various government regulations.”

The cannabis industry is subject to intense government regulation at the federal, state and local levels. Cannabis is still categorized as a Schedule 1 drug by the federal government. Consequently, the possession, use, consumption, production, transport and sale of cannabis are illegal under federal law and in most state jurisdictions, except for ten states (i.e. Colorado, Washington, Oregon, Alaska, California, Massachusetts, Maine, Vermont, Michigan and Nevada), and Washington D.C., where cannabis has been legalized for medical and recreational purposes, subject to government oversight, licensing and taxing authority. There are an additional 33 states where cannabis is permitted for medical purposes, again subject to government regulation. In California, cannabis for medical and recreational use is legal, but the establishment of dispensaries is tightly controlled and limited at the local level. Doctor prescriptions are required, and resale of medical cannabis is prohibited.

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In 2014, the United States House of Representatives passed an amendment (the “Rohrabacher-Blumenauer Amendment”) to the Commerce, Justice, Science, and Related Agencies Appropriations Bill, which funds the United States Department of Justice (the “DOJ”). The Rohrabacher-Blumenauer Amendment prohibits the DOJ from using funds to prevent states with medical cannabis laws from implementing such laws. In August 2016, the Ninth Circuit Court of Appeals ruled in United States v. McIntosh that the Rohrabacher-Blumenauer Amendment bars the DOJ from spending funds on the prosecution of conduct that is allowed by state legislation titled the Compassionate Access, Research Expansion, and Respect States Act (the “CARERS Act”) was introduced, proposing to allow states to regulate the medical use of cannabis by changing applicable federal law, including by reclassifying cannabis under the Controlled Substances Act to a Schedule II controlled substance and thereby changing the plant from a federally-criminalized substance to one that has recognized medical issues. More recently, the Respect State Marijuana Laws Act of 2017 has been introduced in the U.S. House of Representatives', which proposes to exclude persons who produce, possess, distribute, dispense, administer or deliver marijuana in compliance with state laws from the regulatory controls and administrative, civil and criminal penalties of the CSA. These developments previously were met with a certain amount of optimism in the cannabis industry, but (i) neither the CARERS Act nor the Respect State Marijuana Laws Act of 2017 have yet been adopted, and (ii) the Rohrabacher-Blumenauer Amendment, being an amendment to an appropriations Bill that must be renewed annually, has not currently been renewed beyond February 18, 2022.

Employees

As of September 30, 2021, we had fourteen (14) full-time employees, five of whom are executive officers of Med-X. We plan to actively hire employees at such time as we have sufficient capital or financing to fund the expanded launch of its business plan.

Property

Effective October 15, 2020, Pacific Shore along with Med-X entered into the 1st Amendment to the Lease of 8236 Remmet Avenue Canoga Park, CA 91304 in order to extend the term of the lease for an additional five years. The facility is approximately 30,000 square feet of which Med-X currently occupies approximately 2,500 square feet of office space. Pacific Shore. Pacific Shore leases that space from an unaffiliated landlord pursuant to a five-year commercial lease that was renewed for an additional five years in October 2020 in an arms-length transaction (See Note 5 to the financial statements). We pay $23,950.50 a month for rent for this facility. We also occupy a 600 square foot indoor cannabis cultivation research facility in Los Angeles County, California, that we lease from our Mr. Mills at no cost (except for payment of utility costs) on a five-year term. We are not currently cultivating cannabis at the facility. We plan to conduct research and development associated with the cannabis compound identification and extraction operation at this facility at a later time when it is federally legal to do so. Our product development team is currently positioning for hemp cultivation, now that the passage of the federal Farm Bill has recently legalized hemp production in the United States.

Seasonality

Our operations may be materially affected by seasonality for outdoor cultivation operations. Nature-Cide is likely to have high sales volumes during the spring and summer months when insects and pests are more likely to be present and agricultural operations are at their peak. Lower sales volumes may be experienced at other times during the year. The Company’s planned cannabis and hemp cultivation operations along with sales and operations in general are not expected to be materially affected by seasonality, as we plan to grow, harvest and sell cultivated cannabis on a year-round basis utilizing indoor techniques including greenhouses for a portion of the farming. Our outdoor cannabis production may, however, be adversely affected by weather conditions such as cold or excessively warm temperatures and excess wetness or drought, to the extent that our crops are grown outdoors and not in the controlled environmental conditions of greenhouses.

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Credit Facility

On November 27, 2012,  PSH entered the Loan Agreement the Note with Crestmark for a $1,500,000 bank loan. The Note has an annual interest of 2% in excess of the prime reported by the Wall Street Journal, provided at any given time the interest rate shall not be less than 5.25% per annum. Pursuant to the Loan Agreement, PSH granted Crestmark a security interest in all of its assets, including goods, inventory, equipment, and deposit accounts.  In connection with the Loan Agreement the Guaranty was provided by the Guarantor for the performance of the obligations under the Loan Agreement by PSH including the payment of the Loan and any accrued interest therein. Pursuant to the Guaranty and the Loan Agreement, on November 27, 2012 PSH and Crestmark entered into the Security Agreement, providing Crestmark with a continuing security interest over Guarantor’s personal property including, (a) accounts; (b) goods; (c) inventory; (d) equipment; (e) chattel paper; (f) instruments, including promissory notes; (g) investment property; (h) documents; (i) deposit accounts; (j) commercial tort claims specifically identified by Crestmark; (k) money (I) letter of credit rights; (m) general intangibles; (n) supporting obligations; and (o) to the extent not listed above as original collateral, all proceeds and products of the foregoing. As of December 31, 2021, the amount outstanding under the Loan was $14,642.

Corporate Information

We were formed in February 2014 in Nevada.  Our subsidiaries consist of Pacific Shore Holdings, Inc., a Delaware corporation, and Pacific Shore Holdings, Inc., a California corporation. Our executive offices are located at 8236 Remmet Avenue, Canoga Park, California 91304 and our telephone number is (818) 349-2870. Our website address is www.MEDX-RX.com.   Information contained on, or accessible through, our website is not a part of this prospectus or the registration statement of which it forms a part.

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MANAGEMENT

The following table sets forth the names and ages of all of our directors and executive officers. Our Board is currently comprised of eight members, who are elected annually to serve for one year or until their successor is duly elected and qualified, or until their earlier resignation or removal. Executive officers serve at the discretion of the Board and are appointed by the Board.

Name	Position	Age	Term of Office

Dr. David E. Toomey	Director and Chief Science Officer	57	Inception to Present (1)

Matthew A. Mills	Chairman of the Board and Chief Executive Officer	57	Inception to Present (1)

Ronald J. Tchorzewski	Director and Chief Financial Officer	71	Inception to Present (1)

Jennifer J. Mills	Director, President and Corporate Secretary	51	Inception to Present (1)

Nick Phillips	Chief Media Officer	39	September 19, 2019 to Present

Dr. Morton I. Hyson(2)	Director	72	April 15, 2015 to Present(1)

Dr. Allan Kurtz(2)	Director	64	April 15, 2015 to Present(1)

Fred Dashiell, Jr. (2)	Director	79	July 1, 2018 to Present(1)

Michael Kuntz(2)	Director	58	October 29, 2021 to Present(1)

Dennis Kemmesat	Director	59	October 29, 2021 to Present(1)

__________

(1)

This person serves in those positions until the person resigns or is removed or replaced by a duly authorized action of the Board or the shareholders. This person has been in the indicated position with the Company since the Company’s inception in February 2014, or since the date indicated, if not since inception.

(2)	This person is an independent director of the Company.

David E. Toomey, D.O., A.C.O.F.P., has served as our Chief Science Officer and a director since our inception. From our inception in February 2014 until October 2021, Dr. Toomey was the Company’s Chief Executive Officer. In October 2021, Dr. Toomey resigned as our Chief Executive Officer and became the Company’s Chief Science Officer. He has been the Executive Vice President and a Director of Pacific Shore Holdings, Inc. since its inception in December 2007. Dr. Toomey is a board-certified family physician specializing in family medicine, geriatric care, and hospice and palliative care for more than twenty years. He has served on the Physician Consultant Board of several Fortune 500 insurance companies, where he was responsible for developing physician practice guidelines. He has participated in numerous phase 3 and 4 study protocols for several multi-national pharmaceutical companies. Dr. Toomey is currently the President of TDP Enterprises, LLC. Medical Group, a position he has held for the last 15 years. Dr. Toomey is a Medical Director for several hospice and palliative care organizations, a position he has held for the last 8 years. He continues to actively practice clinical medicine. Dr. Toomey attended Saint Joseph’s University in Philadelphia, Pennsylvania and graduated in 1991 from the Philadelphia College of Osteopathic Medicine. We believe that Dr. Toomey is qualified to serve as a member of the Board  because of his background in science and medicine.

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Matthew A. Mills has been our Chairman of the Board, President and Chief Operating Officer since our inception in February 2014 through October 2021.  In October 2021, he resigned as president and Chief Operating Officer and became our Chief Executive Officer. He is also the Chairman, Chief Executive Officer, and President of Pacific Shore, positions he has held since January 2008. From July 2001 to June 2003, Mr. Mills was the Chief Operating Officer of Bidz.com Inc., an online auction company (“Bidz”). He began working for Bidz in 1998 where his responsibilities included operations, banking, marketing, investor relations, public relations, and business development. In January 2002, Mr. Mills was promoted to the position of Investor Relations Director of Bidz. From 1999 through 2014, Bidz sold over one billion dollars of merchandise. From March 2001 to January 2002, Mr. Mills was the Vice President of Marketing for Bidz and was responsible for managing all areas of marketing for Bidz. From December 1995 to August 1998, Mr. Mills was a regional manager for Ford Motor Company in Los Angeles, California, where he was responsible for financing documentation, customer service and returned vehicle processing. From November 1993 to November 1995, he owned and operated Imports Plus, a private company that imported floral products from Mexico to Los Angeles, California. From June 1987 to September 1993, Mr. Mills was a wholesale auction manager for Sports Cars West Ltd. located in Reseda and Oceanside, California. Mr. Mills attended the University of Arizona from January 1983 until June 1986, where he concentrated in Psychology and Economics. We believe that Mr. Mills is qualified to serve as a member of the Board because of his extensive business background.

Ronald J. Tchorzewski has been one of our Director and our Chief Financial Officer since our inception in February 2014. He is also the Chief Financial Officer of Pacific Shore, a position he has held since June 2010. Mr. Tchorzewski has over 35 years of experience in financial accounting and reporting. He is currently the owner of CFO Consultancy in Escondido, California. Founded by Mr. Tchorzewski in 2009, CFO Consultancy is an independent consulting service providing chief financial officer level support, including business plan development, capital raising advice, and day-to-day accounting services to start-up and developmental stage companies. From 2008 to 2009, Mr. Tchorzewski was the chief financial officer and corporate controller of TV Magic, Inc., a full service technology company encompassing all aspects of systems design, engineering, procurement of equipment and materials, installation, testing, and maintenance of broadcast quality television, and audio visual installations located in San Diego, California. From 2005 to 2008, he was the chief financial officer and corporate controller of Framemax, Inc., a light gauge steel prefabricated panelized wall systems manufacturer and installer located in Poway, California. From 2003 to 2005, he was the chief financial officer and corporate controller of Skyriver Communications, Inc., a high-speed wireless broadband internet access and Wi-Fi solution provider located in San Diego, California. From 1999 to 2001 he was chief financial officer for Internet Appliance and iPolicy Networks which were startups in the Internet space. From 1996 to 1999 he was chief financial officer for SoloPoint, a consumer telephonic device company which was a publicly traded company. From 1993 to 1996 he was chief financial officer for ULTRADATA Corporation, a financial services software company which he managed through an IPO. From 1987 to 1993 he was Vice President and Corporate Controller for Cadence Design Systems, a public company which is a world leader in Electronic Design Automation software. Mr. Tchorzewski holds a master’s degree in business administration (finance) and a Bachelor of Science degree in business administration (accounting) from Seton Hall University. We believe that Mr. Tchorzewski is qualified to serve as a member of our Board because of his background in finance and accounting.

Jennifer J. Mills has been one of our Directors and our Executive Vice President and Corporate Secretary since our inception in February 2014 and a director and Corporate Secretary of Pacific Shore since January 2011. In October 2021, she was appointed President of the Company. From September 1993 to November 2000, Mrs. Mills worked for McNutt & Taylor, CPAs as a bookkeeper. Her duties included handling accounts payable, accounts receivable, and payroll, reconciling financial and bank statements, preparing month-to-date, quarter-to-date, and year-to-date financial reports, and corresponding with clientele. From June 1992 to September 1993, Mrs. Mills was a member of the accounting department for South Pacific Rehab Services (“SPRS”) in Encino, California. Her responsibilities at SPRS included assisting the Vice President, handling accounts payable, accounts receivable, and payroll and corresponding with therapists and rehab facilities. From March 1990 to June 1992, Mrs. Mills was the office manager of Park Place Management, where she was in charge of all rental agreements, accounts payable, accounts receivable, and payroll. Mrs. Mills received her bachelor’s degree in liberal studies with an emphasis in mathematics from California State University, Northridge in 1994. We believe that Ms. Mills is qualified to serve as a member of our Board because of her accounting background and knowledge of the Company.

Nick Phillips has been our Chief Media Officer since September 19, 2019. In 2010, Mr. Phillips became the Digital Marketing Director of Pacific Shore, and in 2015, our Vice President of Business Development. Before working for Pacific Shore, Mr. Phillips started a boutique digital marketing agency called Bloczone that managed local and corporate business digital marketing efforts. From 2005 to 2009, Mr. Phillips worked in Hollywood at GMT Studios and Raleigh Studios. It was there that he worked on numerous film, television, and commercial productions. Nick holds a bachelor's degree in English from Michigan State University.

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Dr. Allan Kurtz has been one of our directors since April 15, 2015 and a director of Pacific Shore since January 2011. Dr. Kurtz is board certified in internal medicine and has owned and operated Allan Kurtz, a Professional Medical Corporation, since 1986. Dr. Kurtz received his medicine doctor degree from the College of Health Sciences in Des Moines, Iowa in 1980 and completed a rotating internship and an internal residency at Botsford General Hospital in Farmington Hills, Michigan in 1984. Since 1986, Dr. Kurtz has been the Medical Director of Warner Medical Center and the California Center of Longevity Medicine. He is also a long time member of the American Osteopathic College of Internal Medicine.  We believe that Dr. Kurtz is qualified to serve as a member of our Board of because of his background in medicine.

Dr. Morton I. Hyson has been one of our directors since April 15, 2015. Since November 1990, Dr. Hyson has been in private practice as a Board Certified Neurologist in Las Vegas, Nevada. He is also a Clinical Assistant Professor at Touro University in San Francisco, California, where he has been teaching since September 2000. He also serves as a Clinical Associate Professor at the University of Nevada, School of Medicine, where he has been teaching since October 1993. He was a Neurologist in private practice in Arlington, Texas from 1983 until 1990, where he also served as a Clinical Associate Professor at the University of Texas, Southwestern Medical School in Dallas, Texas from October 1983 until October 1990. Dr. Hyson also served as the Medical Director of the Muscular Dystrophy Association in Las Vegas, Nevada from September 1991 until June 1993. Dr. Hyson earned a Bachelor of Arts in Music in 1992 from the Cleveland Institute of Music, Case Western Reserve University, after attending the University of Michigan from 1967 to 1969 in pre-medical studies. From 1972 until 1974, Dr. Hyson attended Cincinnati Conservatory of Music, where he studied Opera. Dr. Hyson returned to his medical studies in 1974 when he attended Columbia University from September 1974 until May 1975. He earned his M.D. from Wayne State University School of Medicine in 1979, and was an Intern in Internal Medicine at Sinai Hospital of Detroit from 1979 until 1980. Dr. Hyson did his Neurology Residency at McGill University, Montreal Neurological Hospital from 1980 to 1983. He is certified by the American Board of Psychiatry and Neurology and the National Board of Medicine Examiners. His professional affiliations include the American Medical Association, the American Academy of Neurology, the American Academy of Neurological and Orthopedic Surgeons, the American Headache Society, the Clark County Medical Society, the Nevada State Medical Association and the Conroe Regional Medical Center. Dr. Hyson is the inventor and grantee of three patents in the medical field issued by the United States Office of Patents and Trademarks, which he has licensed to Pacific Shore. We believe that Dr. Hyson is qualified to serve as a member of our Board of because of his background in medicine.

Fred Dashiell, Jr. has been a director of Pacific Shore since June 2011. Mr. Dashiell has been an adjunct professor at Chapman University in Orange, California since 2010 and a visiting scholar at the University of California at Los Angeles in Los Angeles, California since 2007. From 2000 to 2009, he was a senior computer scientist at MindBox, Inc., a software technology company located in Greenbrae, California. From 1995 to 2000, Mr. Dashiell was a computer scientist at Brightware, Inc., an artificial intelligence company located in Novato, California. From 1984 to 1995, Mr. Dashiell worked and consulted for Inference Corporation, a software technology company. From 1981 to 1984, he was a principal member of the technical staff of Citicorp, Transaction Technology, Inc. From 1977 to 1981, Mr. Dashiell was a senior research scientist with R and D Associates. From 1975 to 1977, Mr. Dashiell was a Bateman Research Instructor in mathematics at the California Institute of Technology. From 1973 to 1975, he was an adjunct assistant professor in mathematics at the University of California at Los Angeles in Los Angeles, California. Mr. Dashiell received a Bachelor of Science degree in physics from the University of North Carolina at Chapel Hill in 1963 and a Ph.D. in mathematics from the University of California at Berkeley in 1973.

Michael J Kuntz. has been one of our directors since October 29, 2021.  Mr. Kuntz is currently Managing Director of Young America Capital, a boutique investment bank focused exclusively on middle- market growth companies, a position that he has held since 2016.   For the last 32 years, he has worked exclusively with middle market and start-up growth companies, both as an investment banker and as Chief Financial Officer/Chief Operating Officer. From 1989-1999, he worked at Pacific Growth Equities,  Ferris, Baker Watts and Pennsylvania Merchant Group where he raised over $1.2 billion for companies in the technology, healthcare, medical devices and consumer products industries. From 1999-2005,  he worked on the operational side as CFO/COO for 2 start-up technology companies, CyberAction, a developer of digital collectable cards and Wet Electrics/Cyberaction a developer of video integration software targeted at the theatrical community. In 2000, he founded Cirrus Digital, a broadband deliver company focused on providing internet protocol based cable television services over legacy copper wire infrastructure.  In 2006, he joined ROGO Capital, as Head of Investment Banking.  He received his MBA from the Fuqua School of Business at Duke University and is B.S. in finance. We believe that  Mr. Kuntz is qualified to serve as a member of our Board because of his executive and management experience.

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Dennis Kemmesat has been one of our directors since October 29, 2021.  Mr. Kemmesat founded Frontier Precision in 1988  in Bismarck, ND .  He has been CEO of Frontier Precision for the past 33+ years growing the company from 2 employees to now over 100 employees, with 14 locations throughout the United States.  His company has been Trimble Geospatial’s #1 distributor in the world for the past 4 years with revenues exceeding $60M. Frontier Precision  specialize in all types of measurement technology for the land survey, civil engineering and construction including high precision GPS systems, robotics, UAS/ROVs and other unmanned systems. We believe that Mr. Kemmesat is qualified to serve as a member of our Board because of his executive and management experience.

Family Relationships and Other Arrangements

Jennifer Mills, our President and Corporate Secretary, is the spouse of Matthew Mills, our Chairman and Chief Executive Officer.

Other than as set forth above, there are no familial relationships or arrangements or understandings between or among our executive officers and directors pursuant to which any director or executive officer was or is to be selected as a director or executive officer.

Involvement in Certain Legal Proceedings

To our knowledge, during the last ten years, except as set forth below, none of our directors, executive officers (including those of our subsidiaries), promoters or control persons have:

•	had a bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time;

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding, excluding traffic violations and other minor offenses;

•

been subject to any order, judgment or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities;

•

been found by a court of competent jurisdiction (in a civil action), the SEC, or the Commodities Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended or vacated; and

•

been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization, any registered entity, or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Settlement Agreement with the California Department of Business Oversight

In May 2017, the Company was verbally informed by the California Department of Business Oversight (“DBO”) that a former employee of the Company, Arthur Avanesov (“Avanesov”), had been the subject of a Desist and Refrain Order by the DBO in July 2010 (the “Order”). We had no knowledge of Mr. Avanesov’s Order when we hired him on April 1, 2015. Thus, the Company did not have knowledge of Mr. Avanesov’s past hearing decision or Final Order. We believe we can demonstrate reasonable care in conducting our due diligence of Mr. Avanesov.

Initially, the DBO requested that we consent to an order covering the omission of Mr. Avanesov’s Order in our disclosure documents. We declined because we did not believe it was legally required (he was not an officer or director), we were unaware of the Order, and we did not want to risk triggering SEC disqualification from the exemptions under Regulation A+ or Regulation D for being deemed a “bad actor” pursuant to Rules 262 and 506 under these Regulations.

The Company and the DBO continued to discuss the merits of the matter. The DBO eventually indicated it was not their intent to trigger any “bad actor” disqualification, and that litigating the matter would be time-consuming, costly and uncertain. No formal case or complaint was ever filed. On September 4, 2017, a voluntary Settlement Agreement was entered into by the Company and the DBO, avoiding an Order. In the Settlement Agreement, the Company agreed not to violate Section 25401 of the California Corporations Code, which governs disclosures in selling securities within California. This Settlement Agreement became effective on September 6, 2017 when it was signed by the DBO Commissioner. The Company terminated Mr. Avanesov’s employment on June 3, 2017.

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Administrative Order and Settlement with State Securities Commissions

In July 2011, the Pennsylvania Securities Commission issued a Summary Order to Cease and Desist against Pacific Shore and our President, Matthew Mills. The Summary Order directed respondents to cease from making telephone solicitations to persons with whom they did not have a pre-existing business relationship. We achieved a settlement with the Pennsylvania Securities Commission which resulted in the Summary Order being rescinded on November 22, 2011.

On August 7, 2013, the California Department of Business Oversight issued a Desist and Refrain Order (the “DBO Order”) against Pacific Shore and Matthew Mills. The DBO Order asserted that in June 2011, the respondents had offered shares from the State of California by calling a person with whom they did not have a pre-existing relationship. Respondents believe that this DBO Order stems from the same facts as the Pennsylvania Summary Order that was rescinded. The DBO Order stated that the respondents were to desist and refrain from further offer or sale of securities in the State of California until qualification is made or unless the offer and sale are exempt from qualification. In October 2013, Pacific Shore commenced a private placement of common stock in compliance with Rule 506(c) of Regulation D of the Securities Act of 1933, as amended, which is exempt from qualification in California and permits general solicitation.

 Board Leadership Structure and Role in Risk Oversight

The Board, as a unified body and through its committee participation, will organize the execution of its monitoring and oversight roles and does not expect the Chairman to organize those functions. Our primary rationale for separating the positions of Chairman and CEO is the recognition of the time commitments and activities required to function effectively as the Chairman and as the CEO of a company with a relatively flat management structure. The separation of roles has permitted the Board to recruit senior executives into the CEO position with skills and experience that meet the Board’s planning for the position, some of which such individuals may not have extensive public company board experience.

The Board has three standing committees: Audit, Compensation and Corporate Governance/Nominating. The membership of each of the committees of the Board is comprised of independent directors, with each of the committees having a chairman, each of whom is an independent director. The charter of each committee to be adopted effective as of the effective date of the registration statement of which this prospectus forms a part will be posted on our investor website as of such date.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. Management is responsible for the day-to-day management of the risks we face, while the Board, as a whole and through its committees, has responsibility for the oversight of risk management. In its risk oversight role, the Board is responsible for ensuring that the risk management processes designed and implemented by management will be effective.

The Board believes that establishing the right “tone at the top” and that full and open communication between executive management and the Board are essential for effective risk management and oversight. Our CEO communicates frequently with members of the Board to discuss strategy and challenges facing our company. Each quarter, the Board will receive presentations from senior management on matters involving our key areas of operations.

Director Independence

 Our Board currently consists of eight directors. Dr. Morton Hyson, Dr. Allan Kurtz and Fred Dashiell, Jr., Michael Kuntz and Dennis Kemmesat are “independent” as defined in Rule 4200 of FINRA’s listing standards. We may appoint additional independent directors to our Board in the future, to serve on our planned committees.

Audit Committee

Effective October 29, 2021, we have a separately-designated standing audit committee (the “Audit Committee”) established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee’s responsibilities include, among other things: (i) selecting and retaining an independent registered public accounting firm to act as our independent auditors, setting the compensation for our independent auditors, overseeing the work done by our independent auditors and terminating our independent auditors, if necessary, (ii) periodically evaluating the qualifications, performance and independence of our independent auditors, (iii) pre-approving all auditing and permitted non-audit services to be provided by our independent auditors, (iv) reviewing with management and our independent auditors our annual audited financial statements and our quarterly reports prior to filing such reports with the SEC including the results of our independent auditors’ review of our quarterly financial statements, and (v) reviewing with management and our independent auditors significant financial reporting issues and judgments made in connection with the preparation of our financial statements. The charter of the Audit Committee to be adopted effective as of the effective date of the registration statement of which this prospectus forms a part will be posted on our investor website as of such date.

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The Audit Committee consists of three members: the chairman and financial expert of the Audit Committee and two independent directors. Under the applicable rules and regulations of Nasdaq, each member of must be considered independent in accordance with Nasdaq Listing Rule 5605(c)(2)(A)(i) and (ii) and Rule 10A-3(b)(1) under the Exchange Act. The Board has determined that each of the members is “independent” as that term is defined under applicable Nasdaq and SEC rules.

Compensation Committee

Effective October 29, 2021, we have a separately-designated compensation committee (the “Compensation Committee”). The purpose of the Compensation Committee is to discharge the Board’s responsibilities relating to compensation of our directors and executive officers. The Compensation Committee has responsibility for, among other things, (i) recommending to the Board for approval the overall compensation philosophy for our company and periodically reviewing the overall compensation philosophy for all employees to ensure it is appropriate and does not incentivize unnecessary and excessive risk taking, (ii) reviewing annually and making recommendations to the Board for approval, as necessary or appropriate, with respect to our compensation plans, (iii) based on an annual review, determining and approving, or at the discretion of the Compensation Committee, recommending to the Board for determination and approval, the compensation and other terms of employment of each of our officers, (iv) reviewing and making recommendations to the Board with respect to the compensation of directors, (v) overseeing our regulatory compliance with respect to compensation matters, (vi) reviewing and discussing with management, prior to the filing of our annual proxy statement or annual report on Form 10-K, our disclosure relating to executive compensation. The Compensation Committee has the power to form one or more subcommittees, each of which may take such actions as may be delegated by the Compensation Committee.

The charter of the Compensation Committee will grant the Compensation Committee authority to select, retain, compensate, oversee and terminate any compensation consultant to be used to assist in the evaluation of director, chief executive officer, officer and our other compensation and benefit plans and to approve the compensation consultant’s fees and other retention terms. The Compensation Committee is directly responsible for the appointment, compensation and oversight of the work of any internal or external legal, accounting or other advisors and consultants retained by the Compensation Committee. The Compensation Committee may also select or retain advice and assistance from an internal or external legal, accounting or other advisor as the Compensation Committee determines to be necessary or advisable in connection with the discharge of its duties and responsibilities and will have the direct responsibility to appoint, compensate and oversee any such advisor.  The charter of the Compensation Committee to be adopted effective as of the effective date of the registration statement of which this prospectus forms a part will be posted on our investor website as of such date.

The Compensation Committee consists of two independent members. The Board has determined that all of the members are “independent” under Nasdaq Listing Rule 5602(a)(2) and applicable SEC rules.

Corporate Governance/Nominating Committee

Effective October 29, 2021 we have, a  corporate governance/nominating committee (the “Governance/Nominating Committee”), which has responsibility for assisting the Board in, among other things, (i) effecting Board organization, membership and function, including identifying qualified board nominees, (ii) effecting the organization, membership and function of the committees of the Board, including the composition of the committees of the Board and recommending qualified candidates for the committees of the Board, (iii) evaluating and providing successor planning for the chief executive officer and our other executive officers, (iv) identifying and evaluating candidates for director in accordance with certain general and specific criteria, (v) developing and recommending to the Board Corporate Governance Guidelines and any changes thereto, setting forth the corporate governance principles applicable to us, and overseeing compliance with the our Corporate Governance Guidelines, and (vi) reviewing potential conflicts of interest involving directors and determining whether such directors may vote on issues as to which there may be a conflict. The Governance/Nominating Committee is responsible for identifying and evaluating candidates for director. Potential nominees are identified by the Board based on the criteria, skills and qualifications that are deemed appropriate by the Governance/Nominating Committee. The Governance/Nominating Committee believes that candidates for director should have certain minimum qualifications, including high character and integrity, an inquiring mind and vision, willingness to ask hard questions, ability to work well with others, freedom from conflicts of interest, willingness to devote sufficient time to the Company’s affairs, diligence in fulfilling his or her responsibilities and the capacity and desire to represent the best interests of the Company and our stockholders as a whole and not primarily a special interest group or constituency. While our nominating criteria does not prescribe specific diversity standards, the Governance/Nominating Committee and its independent members seek to identify nominees that have a variety of perspectives, professional experience, education, difference in viewpoints and skills, and personal qualities that will result in a well-rounded Board. The charter of the Governance/Nominating Committee to be adopted effective as of the effective date of the registration statement of which this prospectus forms a part will be posted on our investor website as of such date.

The Governance/Nominating Committee consists of two members:                         (chairperson of the committee) and                         .   The Board has determined that all of the members are “independent” under Nasdaq Listing Rule 5605(a)(2) and applicable SEC rules.

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Code of Business Conduct and Ethics

As of the effective date of the registration statement this prospectus forms a part of, we will have adopted a formal Code of Business Conduct and Ethics applicable to all Board members, officers and employees. Our Code of Business Conduct and Ethics will be found on our website medx-rx.com. We intend to disclose any future amendments to our Code of Business Conduct and Ethics, or any waivers of such code, on our website or in public filings.

EXECUTIVE COMPENSATION

Summary Compensation Table

                During the Company’s fiscal years ended December 31, 2021 and 2020, we paid the following aggregate salaries to their current executive officers:

Name and Principal Position	Year	Salary ($)	Non-Equity Incentive Plan Compensation ($)(1)	Option Awards ($)	Stock Awards ($)	Total ($)

Dr. David Toomey,	2021	120,000				120,000
Chief Science Officer	2020	75,000			-	75,000

Matthew A. Mills,	2021	383,281				383,281
Chief Executive Officer	2020	211,552	46,010	-	-	257,562

Ronald J. Tchorzewski	2021	251,239				251,239
Chief Financial Officer	2020	166,223	-	-	-	166,233

Jennifer J. Mills,	2021	185,933				185,933
President and Corporate Security	2020	164,991	9,998		-	174,989

Nick Phillips	2021	165,724				165,724
Chief Media Officer	2020	129,583		-	-	129,583

___________

1.

Commencing in March 2020, the executive officers of the Company voluntarily accepted an aggregate reduction of total salaries equal to 48% of the aggregate salaries paid in 2019. These reductions were implemented to improve the financial condition of the Company to enable it to better operate during the COVID-19 pandemic. The figures in the above table include compensation paid in 2021 and 2020 and therefore reflect the salary reductions made in 2021 and 2020. The Company anticipates returning to pre COVID-19 salary levels in the future.

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Employment Agreements

We have not entered into any employment agreements with our executive officers or other employees to date. We may enter into employment agreements with them in the future.

Stock Option Plan

On May 2, 2016, the Company adopted its 2016 Stock Incentive Plan (the “Plan”). The Plan allows the Company to offer an option or a share purchase right to an employee, director, consultant or a member of the Board. Under the Plan, the maximum number of shares that may be issued will not exceed 10,000,000. The term of the option will not exceed 10 years from the date of grant. As of December 31, 2021, there are a total of 3,965,000 stock options outstanding. The exercise price of the stock options is $0.60 per share for 2,680,000 of them, $0.66 per share for 1,000,000 and $.80 per share for 285,000 of them. During 2018 the Company granted 50,000 stock options to Fred Dashiell, Jr., a recently appointed member of the Board. These options vested 12,500 options during 2019 and 12,500 during 2020.

The fair market value of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period:

(1) Risk-free interest rate - Risk-free interest rate was based on the US Treasury bond yield for a similar duration, as of the day of grant.

(2) Volatility - Volatility was based on the volatility of the Company, analyzed over historical weekly share prices for one year immediately prior to the day of grant.

(3) Dividend yield - Dividend yield was estimated by the Company based on its expected dividend policy over the contractual life of the options.

(4) FV of the ordinary shares - When estimating the FV of the ordinary shares on the grant dates, management used the pricing in the most recent financing activities.

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OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table summarizes the total outstanding equity awards as of December 31, 2021, for each Named Executive Officer:

Option awards
Named Executive Officers	Number of securities underlying unexercised options (#) exercisable	Option exercise price ($)	Option expiration date
Dr. David Toomey	500,000	$0.60	5/1/2026

Ronald Tchorzewski	500,000	$0.60	5/1/2026

Matthew Mills	500,000	$0.66	5/1/2026

Jennifer Mills	500,000	$0.66	5/1/2026

Nick Phillips	400,000	$0.60	5/1/2026

The following is a summary of the Company’s stock option activity for the year ended December 31, 2021:

Plan Category	(A) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(B) Weighted Average Exercise Price of Outstanding Options, Warrants and Rights		(C) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column(A))
Equity Compensation Plans approved by stockholders	3,965,000		$0.63	3,965,000
Equity Compensation Plans not approved by stockholders	—		—	—
Total		$

Director Compensation

We currently do not pay our directors any compensation for their services as Board members. Upon completion of this offering, we plan to pay our non-employee directors $100 per Board meeting attended in person or telephonically. In addition, we plan to compensate members of the Board committees as follows:  (i) each member of the audit committee will receive $100 per meeting, (ii) each member of the compensation committee will receive $100 per meeting and (iii) each member of the compensation and governance committee will receive $100 per meeting.

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CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Policies for Approval of Related Party Transactions

Our Board reviews and approves transactions with directors, officers and holders of 5% or more of our voting securities and their affiliates, or each, a related party. Prior to this offering, the material facts as to the related party’s relationship or interest in the transaction are disclosed to our Board prior to their consideration of such transaction, and the transaction is not considered approved by our Board unless a majority of the directors who are not interested in the transaction approve the transaction. Further, when stockholders are entitled to vote on a transaction with a related party, the material facts of the related party’s relationship or interest in the transaction are disclosed to the stockholders, who must approve the transaction in good faith.

In connection with this offering, we intend to adopt a written related party transactions policy that such transactions must be approved by our audit committee or another independent body of our Board.

Related Party Transactions

On April 18, 2018, Matthew Mills, in connection with the Merger of PSH and Med-X, exchanged 48,164,149 of his shares of the Company’s common stock for shares of our Series A Preferred Stock.

Matthew Mills has received an advance from the Company in the amount of $57,711 which will be paid back by him from the proceeds of future sales of shares of the Company’s common by Mr. Mills. This amount has been repaid as of December 31, 2021.

The Company leases and shares office space with Pacific Shore on a five-year lease basis for our executive offices. The Company also has a five-year lease at no cost, except payment of utility costs, for a 600 square foot cannabis research and cultivation center. The building is owned by our Chief Executive Officer, and the cultivation center and related equipment are owned by the Company.

The Company has been granted a license in perpetuity for the existing patents and trademarks held by Matthew Mills, our chairman. Additionally, one of our directors, Dr. Hyson, has granted us an exclusive license for his patents for Thermal-Aid and Malibu Brands Pain Relief Cream.

Mark J. Richardson, the Company’s special counsel, is a partner of Richardson & Associates, which performs legal services for Med-X as outside SEC legal counsel. Mr. Richardson owns five million shares of our outstanding common stock.

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SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding beneficial ownership of our common stock as of January 31, 2022 and as adjusted to reflect the sale of shares of our common stock offered in this Offering, by:

•	each of our directors and the named executive officers;

•	all of our directors and executive officers as a group; and

•	each person or group of affiliated persons known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock; and

Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC and includes voting or investment power with respect to shares of stock. This information does not necessarily indicate beneficial ownership for any other purpose.

Unless otherwise indicated and subject to applicable community property laws, to our knowledge, each stockholder named in the following table possesses sole voting and investment power over their shares of common stock, except for those jointly owned with that person’s spouse. Percentage of beneficial ownership before the offering is based on 137,208,464 shares of common stock outstanding as of January 31, 2022, plus the voting power of the outstanding Series A Preferred Stock owned by our Chairman, and Chief Executive Officer as of January 31, 2022. Unless otherwise noted below, the address of each person listed on the table is c/o Med-X, Inc., 8236 Remmet Avenue, Canoga Park, California 91304.

Name of Beneficial Owner (1)	Shares of Common Stock Beneficially Owned Prior to Offering		Shares of Series A Preferred Stock		Percentage Prior to the Offering(2)		Percentage After the Offering
Matthew Mills, Chairman, and Chief Executive Officer	156,064,332	(2)(4)	10,000	(2)	55.7%
Ronald Tchorzewski, Chief Financial Officer and Director	5,000,000	(5)			1.8%
Jennifer Mills, President, Corporate Secretary and Director	(3	)(4)			(3	)(4)
Dr. David Toomey, Chief Science Officer	4,016,195	(6)			1.4%
Nick Phillips, Chief Media Officer (10)	*				*
Dr. Allan Kurtz, Director	*				*
Dr. Morton I. Hyson, Director	*				*
Fred Dashiell, Jr., Director (8)	*				*
Michael Kuntz, Director (12)	*				*
Dennis Kemmesat., Director (12)					*
	*
All directors and executive officers as a group (ten persons)	166,655,507				59.5%

________

*Indicates beneficial ownership of less than 1%.

(1) Assumes                 shares of our common stock are issued pursuant to this offering, based on the assumed public offering price of $ per share, which is the midpoint of the range set forth on the cover page of this prospectus.

(2) Reflects 10,000 shares of Series A Preferred Stock owned by Matthew Mills conferring on him the right to vote 51% of the total outstanding shareholder voting power, plus 13,288,863 shares of outstanding voting common stock owned by him before this offering. These shares are owned jointly with Jennifer Mills, the wife of Matthew Mills, under applicable community property laws.

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(3) Jennifer Mills is the wife of Matthew Mills and may be deemed to be a beneficial owner of the shares of our common stock owned by him.

(4) Does not include vested stock options to purchase up to 500,000 shares of the Company’s common stock at an exercise price of $0.66 per share, exercisable until May 2, 2026.

(5) Does not include vested stock options to purchase up to 500,000 shares of the Company’s common stock at an exercise price of $0.60 per share, exercisable until May 2, 2026.

(6) Does not include vested stock options to purchase up to 500,000 shares of the Company’s common stock at an exercise price of $0.60 per share, exercisable until May 2, 2026.

(7) Does not include vested stock options to purchase up to 50,000, shares of the Company’s common stock at an exercise price of $0.60 per share, exercisable until May 2, 2026.

(8) Does not include vested stock options to purchase up to 30,000 shares of the Company’s common stock at an exercise price of $0.60 per share, exercisable until May 2, 2026.

(9) Mr. Dashiell was granted 50,000 options to purchase the Company’s common stock at an exercise price of $0.60 per share in July 2018 when he accepted a position on the Board. These options vest 25% on the first anniversary of his Board appointment and 25% annually on his anniversary date over the remaining three years of the term of the options, exercisable until June 30, 2028.

(10) Does not include vested stock options to purchase up to 400,000 shares of the Company’s common stock at an exercise price of $0.60 per share, exercisable until May 2, 2026.

(11) Reflects 10,000 shares of Series A Preferred Stock owned by Matthew Mills conferring on him the right to vote 51% of the total outstanding shareholder voting power, plus 13,288,863 shares of outstanding voting common stock owned by him before the offering, and 12,629,140 shares owned by him after the offering, assuming 1,000,000 shares offered by him in this offering are sold. Mr. Mills is our Chairman and Chief Executive Officer.  Matthew Mills and Jennifer Mills are husband and wife.

(12) Mr. Kuntz and Mr. Kemmesat were granted 50,000 options to purchase the Company’s common stock at an exercise price of $0.80 per share in October 2021 when they accepted a position on the Board. These options vest 25% on the first anniversary of his Board appointment and 25% annually on his anniversary date over the remaining three years of the term of the options, exercisable until October 30, 2031.

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DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of the material terms of our articles of incorporation and bylaws.

General

Our authorized capital stock consists of 300,000,000 shares of common stock, par value $0.001 per share, of which approximately 137,208,464 shares are issued and outstanding as of January 31, 2022. Our authorized capital stock also includes 10,000,000 shares of Preferred Stock, par value $0.001, 10,000 of which are issued and outstanding as Series A (super voting) Preferred Stock, effective April 16, 2018, issued to Matthew Mills, our Chairman and President, in connection with the closing of the Merger. See “Capitalization.” Under Nevada law and generally under state corporation laws, the holders of our common and preferred stock will have limited liability pursuant to which their liability is limited to the amount of their investment in us.

Common Stock

Holders of common stock are entitled to one vote per share held of record on all matters submitted to a vote of stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the outstanding shares of voting capital stock entitled to vote in any election of directors may elect all of the directors standing for election. Currently, Matthew Mills, our Chairman and Chief Executive Officer, has 51% voting power over all matters subject to a vote of the shareholders of the Company, including without limitation the election of directors, by virtue of his ownership of 10,000 shares of Series A (super voting) Preferred Stock of Med-X, Inc. Subject to preferential rights with respect to any series of preferred stock that may be issued, holders of the common stock are entitled to receive ratably such dividends as may be declared by the Board on the common stock out of funds legally available therefore and, in the event of a liquidation, dissolution or winding-up of our affairs, are entitled to share equally and ratably in all of our remaining assets and funds.

Preferred Stock

We are authorized to issue 10,000,000 shares of Preferred Stock, par value $0.001 per share, having such rights, preferences and privileges, and issued in such series, as are determined by our Board. We currently have 10,000 shares of Series A super voting Preferred Stock outstanding, held by our Chairman and President, effectively conferring on Mr. Mills 51% voting control over all matters subject to a shareholder vote, including the election of directors.

Amendment of Certificate of Incorporation and Bylaws

Under the Nevada law, a corporation’s certificate of incorporation can be amended by the affirmative vote of the holders of a majority of the outstanding shares entitled to vote, and a majority of the outstanding stock of each class entitled to vote as a class, unless the certificate requires the vote of a larger portion of the stock. Our Certificate of Incorporation, as amended, does not require a larger percentage affirmative vote. As is permitted by Nevada law, our bylaws give our Board the power to adopt, amend or repeal our bylaws. Our shareholders entitled to vote have concurrent power to adopt, amend or repeal our bylaws.

Stock Options

As of  September 30, 2021, there were stock options outstanding to purchase 3,680,000  shares of common stock pursuant to the Company’s 2016 Stock Incentive Plan.

Registration Rights

Pursuant to the Registration Rights Agreement between us, GEM and GYBL , no later than the Filing Deadline, we are obligated to file a registration statement with the SEC to register the shares of common stock issuable pursuant to the SPA. Pursuant  to the Registration Rights Agreement, we are obligated to have the registration statement declared effective by the SEC on the earlier of (A) the 60th calendar day after the earlier of (1) the Filing Deadline and (2) the date on which the registration statement is filed with the SEC and (B) the fifth business day after the date the Company is notified by the SEC that the registration statement will not be reviewed.

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Limitation of Liability and Indemnification of Officers and Directors

Our Certificate of Incorporation limits the liability of directors to the maximum extent permitted by Nevada law. Nevada law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

Our Articles of Incorporation provide that we will indemnify our directors and officers to the fullest extent permitted by law. We believe that indemnification under our Articles of Incorporation covers at least negligence and gross negligence on the part of indemnified parties. Our Articles of Incorporation also permit us to secure insurance on behalf of any officer, director, employee for any liability arising out of his or her actions in connection with their services to us, regardless of whether our bylaws permit such indemnification.

We intend to enter into separate indemnification agreements with our directors and officers, in addition to the indemnification provided for in our Articles of Incorporation. These agreements, among other things, will provide that we will indemnify our directors and officers for certain expenses (including attorneys’ fees), judgments, fines and settlement amounts incurred by a director or executive officer in any action or proceeding arising out of such person’s services as one of our directors or officers, or rendering services at our request, to any of its subsidiaries or any other company or enterprise. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and officers.

There is currently no pending litigation or proceeding involving any of our directors or officers as to which indemnification is required or permitted, and we are not aware of any threatened litigation or preceding that may result in a claim for indemnification.

Reverse Stock Split

We expect to effect a 1-for-8 reverse stock split of our outstanding common stock following the effective time of the registration statement of which this prospectus forms a part but prior to the closing of this offering. We intend for the Board to effect such reverse stock split in connection with the consummation of this offering and our intended listing of our common stock on Nasdaq, however we cannot guarantee that such reverse stock split will occur within the range stated above, that such reverse stock split will be necessary or will occur in connection with the listing of our common stock on Nasdaq, or that Nasdaq will approve our initial listing application for our common stock upon such reverse stock split.

The reverse stock split will not impact the number of authorized shares of common stock which will remain at 300,000,000 shares. Unless otherwise noted, the share and per share information in this prospectus reflects, other than in our financial statements and the notes thereto, a proposed reverse stock split of the outstanding common stock at a 1-for-8 ratio to occur immediately following the effective time of the registration statement of which this prospectus forms a part but prior to the closing of this offering.

Exchange Listing

We intend to apply to list our common stock on Nasdaq under the symbol “MXRX”. We believe that upon completion of the offering contemplated by this prospectus, we will meet the standards for listing on Nasdaq, however, we cannot guarantee that we will be successful in listing our common Nasdaq. We will not consummate this offering unless our common stock will be listed on Nasdaq.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock will be V-Stock Transfer, Inc. The transfer agent and registrar’s address is 18 Lafayette Place, Woodmere, New York 11598.

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SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our shares. Future sales of our common stock in the public market, or the availability of such shares for sale in the public market, could adversely affect market prices prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after such restrictions lapse, or the perception that those sales may occur, could adversely affect the prevailing market price at such time and our ability to raise equity capital in the future.

Based on the number of shares outstanding as of the date of this prospectus, upon the completion of this offering,                        shares of our common stock will be outstanding, assuming no exercise of the underwriters’ over-allotment option to purchase additional shares. Of the outstanding shares, all of the shares sold in this offering will be freely tradable, except that any shares held by our affiliates, as that term is defined in Rule 144 under the Securities Act, may only be sold in compliance with the limitations described below.

Rule 144

In general, a person who has beneficially owned restricted stock for at least six months would be entitled to sell his securities provided that (i) such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale and (ii) we are subject to the Exchange Act, periodic reporting requirements for at least 90 days before the sale. Persons who have beneficially owned restricted shares for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares then outstanding, which will equal approximately 250,000 shares immediately after this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares outstanding as of the date of this prospectus; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Provided, in each case, that we are subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Rule 701 under the Securities Act, as in effect on the date of this prospectus, permits resales of shares in reliance upon Rule 144 but without compliance with certain restrictions of Rule 144, including the holding period requirement. Most of our employees, executive officers or directors who purchased shares under a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701, but all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling their shares. However, substantially all Rule 701 shares are subject to lock-up agreements as described below and under “Underwriting” included elsewhere in this prospectus and will become eligible for sale upon the expiration of the restrictions set forth in those agreements.

Lock-up Agreements

In connection with this offering, our officers and directors have signed lock-up agreements which prevent them from selling any of our common stock or any securities convertible into or exercisable or exchangeable for common stock for a period of 180 days , from the closing of this offering without the prior written consent of the Representative. The Representative may in its sole discretion and at any time without notice release some or all of the shares subject to the lock-up agreements prior to the expiration of the 180-day period. When determining whether or not to release shares from the lock-up agreements, the Representative will consider, among other factors, the stockholder’s reasons for requesting the release, the number of shares for which the release is being requested and market conditions at the time.

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UNDERWRITING

We are offering the shares described in this prospectus through EF Hutton, division of Benchmark Investments, LLC, who is acting as the representative of the underwriters of this offering. The underwriting agreement that we intend to enter into with the Representative (the “Underwriting Agreement”) will provide that the obligations of the underwriters are subject to representations, warranties and conditions contained therein. The underwriters will agree to buy, subject to the terms of the Underwriting Agreement, the number of shares of common stock listed opposite their names below. Pursuant to the Underwriting Agreement, the underwriters will be committed to purchase and pay for all of the shares if any are purchased, other than those shares covered by the over-allotment option described below.

Underwriters	Number of Shares
EF Hutton, division of Benchmark Investments, LLC

Total

The underwriters are committed to purchase all the shares of common stock offered by the Company, other than those covered by the over-allotment option to purchase additional shares described below. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the Underwriting Agreement. Furthermore, the Underwriting Agreement provides that the obligations of the underwriters to pay for and accept delivery of the shares offered by us in this prospectus are subject to various representations and warranties and other customary conditions specified in the Underwriting Agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act relating to losses or claims resulting from material misstatements in or omissions from this prospectus, the registration statement of which this prospectus is a part, certain free writing prospectuses that may be used in the offering and in certain marketing materials used in connection with this offering and to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions contained in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

We have been advised by the Representative that the underwriters intend to make a market in our shares of common stock, but that they are not obligated to do so and may discontinue making a market at any time without notice.

Over-Allotment Option

                We have granted to the Representative an over-allotment option.  This option, which is exercisable for up to 45 days from the date of this prospectus, permits the Representative to purchase up to an additional _______ shares of common stock (fifteen (15%) of the share of common stock sold in this offering) at the public offering price listed on the cover page of this prospectus, less the underwriting discount.  The Representative may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus.  If the Representative exercises the option in whole or in part, then the underwriters will be severally committed, subject to the conditions described in the Underwriting Agreement, to purchase the additional shares of common stock in proportion to their respective commitments set forth in the prior table.

Discount, Commissions and Expenses

        The Representative has advised us that the underwriters propose to offer the shares to the public at the initial public offering price per share set forth on the cover page of this prospectus. The underwriters may offer shares to securities dealers at that price less a concession of not more than $     per share of which up to $   per share may be reallowed to other dealers. After the initial offering to the public, the public offering price and other selling terms may be changed by the Representative.

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The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the Representative of its overallotment option.

	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discount and commissions (7.5%)
Nonaccountable expense allowance (1%)
Proceeds, before expenses, to Med-X, Inc.

We have paid an expense deposit of $50,000 to (or on behalf of) the Representative, which will be applied against the actual out-of-pocket accountable expenses that will be paid by us to the underwriters in connection with this offering, and will be reimbursed to us to the extent not incurred.

In addition, we have also agreed to pay the following expenses of the underwriters relating to the offering: (a) all fees, expenses and disbursements relating to background checks of our officers and directors in an amount not to exceed $15,000 in the aggregate; (b) all filing fees and communication expenses associated with the review of this offering by FINRA; (c) all fees, expenses and disbursements relating to the registration, qualification or exemption of securities offered under the securities laws of foreign jurisdictions designated by the underwriters, including the reasonable fees and expenses of the underwriters’ blue sky counsel; (d) $29,500 for the underwriters’ use of Ipreo’s book-building, prospectus tracking and compliance software for this offering; (e) the costs associated with bound volumes of the public offering materials as well as commemorative mementos and lucite tombstones not to exceed $5,000; (f) the fees and expenses of the Representatives’ legal counsel incurred in connection with this offering in an amount up to $150,000; and (g) up to $20,000 of the Representative’s actual accountable road show expenses for the offering.

We have also agreed to pay the Representative a non-accountable expense allowance equal to one percent (1.0%) of the gross proceeds received from the sale of shares of common stock. The non-accountable expense allowance will be paid through a deduction from the net proceeds of the offering.

 We estimate the expenses of this offering payable by us, not including underwriting discounts and commissions, will be approximately $               .

Representative’s Warrants

Upon closing of this offering and each closing of the over-allotment option described above (if any), we have agreed to issue to the Representative the Representative’s Warrants to purchase a number of shares of common stock equal to four percent (4%) of the aggregate number of shares of common stock sold in this offering. The Representative’s Warrants and the shares of common stock underlying the Representative’s Warrants are also being registered pursuant to the registration statement of which this prospectus forms a part.  The Representative’s Warrants will be exercisable at a per share exercise price equal to 120% of the public offering price per share of common stock sold in this offering. The Representative’s Warrants are exercisable at any time and from time to time, in whole or in part, during the four and one half year period commencing 180 days from the effective date of the registration statement to which this prospectus forms a part.  The Representative’s Warrants also provide for one demand registration right of the shares underlying the Representative’s Warrants, and unlimited “piggyback” registration rights with respect to the registration of the shares of common stock underlying the Representative’s Warrants and customary antidilution provisions. The demand registration right provided will not be greater than five years from the date of the Underwriting Agreement related to this offering in compliance with FINRA Rule 5110(f)(2)(G). The piggyback registration right provided will not be greater than seven years from the date of the Underwriting Agreement related to this offering in compliance with FINRA Rule 5110(f)(2)(G). The Representative’s Warrants will provide for adjustment in the number and price of the Representative’s Warrants and the shares of common stock underlying such Representative’s Warrants in the event of recapitalization, merger, stock split or other structural transaction, or a future financing undertaken by us.

The Representative’s Warrants and the shares of common stock underlying the Representative’s Warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(e) of FINRA. The Representative (or permitted assignees under Rule 5110(e)) will not sell, transfer, assign, pledge, or hypothecate the Representative’s Warrants or the securities underlying the Representative’s Warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the Representative’s Warrants or the underlying shares for a period of 180 days from the effective date of the registration statement to which this prospectus forms a part. Additionally, the Representative’s Warrants may not be sold, transferred, assigned, pledged, or hypothecated for a 180-day period following the effective date of the registration statement except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners.

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Pricing of the Offering

               Prior to this offering, there has been no established public market for our common stock. The initial public offering price was determined by negotiations among us and the Representative. In addition to prevailing market conditions, among the factors considered in determining the initial public offering price of our common stock were:

•	the information included in this prospectus and otherwise available to the Representative;

•	our historical performance;

•	estimates of our business potential and our earnings prospect;

•	an assessment of our management; and

•	the consideration of the above factors in relation to market valuation of companies in related businesses.

               An active trading market for the shares of our common stock may not develop. It is also possible that the shares will not trade in the public market at or above the initial public offering price following the closing of this offering.

               We have applied to list our shares of common stock on Nasdaq under the symbol “MXRX”.  We will not proceed with this offering in the event our common stock is not approved for listing. In order to meet one of the requirements for listing the common stock, the underwriters will undertake to sell to a minimum of 300 round lot stockholders.

Tail Financing

We have granted the Representative the right, for a period of twelve (12) months after the termination of the Representative’s engagement with us,  to receive a cash fee equal to seven and one-half percent (7.5%) of the gross proceeds received by us from the sale of any equity, debt and/or equity derivative instruments to any investor actually introduced by the Representative to the Company in connection with any public or private financing or capital raise, provided that such transaction is by a party actually introduced to us in an offering in which we have direct knowledge of such party’s participation.

Right of First Refusal

Until                          (twelve (12) months after the closing date of this offering), the Representative shall have an irrevocable right of first refusal to act as sole investment banker, sole book-runner, and/or sole placement agent, at the Representative’s sole discretion, for each and every future public and private equity debt offering, including all equity linked financings, on terms customary to the Representative.  The Representative will have the sole right to determine whether or not any other broker dealer will have the right to participate in such offering and the economic terms of such participation.  The Company will not retain, engage or solicit any additional investment banker, book-runner, financial advisor, underwriter and/or placement agent in connection with such transactions without the written consent of the Representative.

Lock-Up Agreements

Other than with respect to certain issuances, without the prior consent of the underwriter we, our officers and directors and any other holder(s) of our outstanding shares of common stock as of the date of this prospectus (including holders of securities exercisable for or convertible into shares of our common stock), will not, for a period of 180 days after the date of offering, other than with respect to the offering:

(i)

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company;

(ii)

file or cause to be filed any registration statement with the SEC relating to the offering of any shares of capital stock of the Company or any securities convertible into or exercisable or exchangeable for shares of capital stock of the Company;

(iii)	complete any offering of debt securities of the Company, other than entering into a line of credit with a traditional bank; or

(iv)

enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of capital stock of the Company, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of shares, without the prior written consent of the Representative.

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Electronic Offer, Sale and Distribution of Securities

A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters or selling group members. The Representative may agree to allocate a number of securities to underwriters and selling group members for sale to its online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations. Other than the prospectus in electronic format, the information on these websites is not part of, nor incorporated by reference into, this prospectus or the registration statement of which this prospectus forms a part, has not been approved or endorsed by us, and should not be relied upon by investors.

Price Stabilization, Short Positions and Penalty Bids

               In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate-covering transactions, penalty bids and purchases to cover positions created by short sales.

               Stabilizing transactions permit bids to purchase shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the shares while the offering is in progress.

               Over-allotment transactions involve sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position which may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

               Syndicate covering transactions involve purchases of shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in the offering.

Penalty bids permit the representative to reclaim a selling concession from a syndicate member when the shares originally sold by that syndicate member are purchased in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our shares of common stock or preventing or retarding a decline in the market price of our shares of common stock. As a result, the price of our common stock in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common stock. These transactions may be effected on Nasdaq, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.

Other Relationships

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. The underwriters and certain of their affiliates may, in the future, provide investment and commercial banking and financial advisory services to us and our affiliates in the ordinary course of business, for which they may receive customary fees and commissions. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of ours. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

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Selling Restrictions Outside the United States

Other than in the United States, no action has been taken by us or the underwriters that would permit a public offering of the securities offered by this prospectus in any jurisdiction where action for that purpose is required. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities offered by this prospectus in any jurisdiction in which such an offer or a solicitation is unlawful.

Australia

This prospectus is not a disclosure document under Chapter 6D of the Australian Corporations Act, has not been lodged with the Australian Securities and Investments Commission and does not purport to include the information required of a disclosure document under Chapter 6D of the Australian Corporations Act. Accordingly, (i) the offer of the securities under this prospectus is only made to persons to whom it is lawful to offer the securities without disclosure under Chapter 6D of the Australian Corporations Act under one or more exemptions set out in section 708 of the Australian Corporations Act, (ii) this prospectus is made available in Australia only to those persons as set forth in clause (i) above, and (iii) the offeree must be sent a notice stating in substance that by accepting this offer, the offeree represents that the offeree is such a person as set forth in clause (i) above, and, unless permitted under the Australian Corporations Act, agrees not to sell or offer for sale within Australia any of the securities sold to the offeree within 12 months after its transfer to the offeree under this prospectus.

China

The information in this document does not constitute a public offer of the securities, whether by way of sale or subscription, in the People’s Republic of China (excluding, for purposes of this paragraph, Hong Kong Special Administrative Region, Macau Special Administrative Region and Taiwan). The securities may not be offered or sold directly or indirectly in the PRC to legal or natural persons other than directly to “qualified domestic institutional investors.”

European Economic Area—Belgium, Germany, Luxembourg and Netherlands

The information in this document has been prepared on the basis that all offers of securities will be made pursuant to an exemption under the Directive 2003/71/EC (“Prospectus Directive”), as implemented in Member States of the European Economic Area (each, a “Relevant Member State”), from the requirement to produce a prospectus for offers of securities.

An offer to the public of securities has not been made, and may not be made, in a Relevant Member State except pursuant to one of the following exemptions under the Prospectus Directive as implemented in that Relevant Member State:

•	to legal entities that are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
•

to any legal entity that has two or more of (i) an average of at least 250 employees during its last fiscal year; (ii) a total balance sheet of more than €43,000,000 (as shown on its last annual unconsolidated or consolidated financial statements) and (iii) an annual net turnover of more than €50,000,000 (as shown on its last annual unconsolidated or consolidated financial statements);

•

to fewer than 100 natural or legal persons (other than qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive) subject to obtaining the prior consent of the Company or any underwriter for any such offer; or

•

in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of securities shall result in a requirement for the publication by the Company of a prospectus pursuant to Article 3 of the Prospectus Directive.

57

France

This document is not being distributed in the context of a public offering of financial securities (offre au public de titres financiers) in France within the meaning of Article L.411-1 of the French Monetary and Financial Code (Code Monétaire et Financier) and Articles 211-1 et seq. of the General Regulation of the French Autorité des marchés financiers (“AMF”). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France.

This document and any other offering material relating to the securities have not been, and will not be, submitted to the AMF for approval in France and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in France.

Such offers, sales and distributions have been and shall only be made in France to (i) qualified investors (investisseurs qualifiés) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2 and D.411-1 to D.411-3, D.744-1, D.754-1 ;and D.764-1 of the French Monetary and Financial Code and any implementing regulation and/or (ii) a restricted number of non-qualified investors (cercle restreint d’investisseurs) acting for their own account, as defined in and in accordance with Articles L.411-2-II-2° and D.411-4, D.744-1, D.754-1; and D.764-1 of the French Monetary and Financial Code and any implementing regulation.

Pursuant to Article 211-3 of the General Regulation of the AMF, investors in France are informed that the securities cannot be distributed (directly or indirectly) to the public by the investors otherwise than in accordance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 to L.621-8-3 of the French Monetary and Financial Code.

Ireland

The information in this document does not constitute a prospectus under any Irish laws or regulations and this document has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The securities have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The securities offered by this prospectus have not been approved or disapproved by the Israeli Securities Authority (the ISA), or ISA, nor have such securities been registered for sale in Israel. The shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the offering or publishing the prospectus; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the securities being offered. Any resale in Israel, directly or indirectly, to the public of the securities offered by this prospectus is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the securities in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Societ—$$—Aga e la Borsa, “CONSOB” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the securities may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•

to Italian qualified investors, as defined in Article 100 of Decree no.58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation no. 1197l”) as amended (“Qualified Investors”); and

•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the securities or distribution of any offer document relating to the securities in Italy (excluding placements where a Qualified Investor solicits an offer from the issuer) under the paragraphs above must be:

•

made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

58

Japan

The securities have not been and will not be registered under Article 4, paragraph 1 of the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948), as amended (the “FIEL”) pursuant to an exemption from the registration requirements applicable to a private placement of securities to Qualified Institutional Investors (as defined in and in accordance with Article 2, paragraph 3 of the FIEL and the regulations promulgated thereunder). Accordingly, the securities may not be offered or sold, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan other than Qualified Institutional Investors. Any Qualified Institutional Investor who acquires securities may not resell them to any person in Japan that is not a Qualified Institutional Investor, and acquisition by any such person of securities is conditional upon the execution of an agreement to that effect.

Portugal

This document is not being distributed in the context of a public offer of financial securities (oferta pública de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This document and any other offering material relating to the securities have not been, and will not be, submitted to the Portuguese Securities Market Commission (Comissăo do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of securities in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Sweden

This document has not been, and will not be, registered with or approved by Finansinspektionen (the Swedish Financial Supervisory Authority). Accordingly, this document may not be made available, nor may the securities be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980) (Sw. lag (1991:980) om handel med finansiella instrument). Any offering of securities in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this document and they may not distribute it or the information contained in it to any other person.

Switzerland

The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (“SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering material relating to the securities may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering material relating to the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of securities will not be supervised by, the Swiss Financial Market Supervisory Authority (FINMA).

This document is personal to the recipient only and not for general circulation in Switzerland.

United Arab Emirates

Neither this document nor the securities have been approved, disapproved or passed on in any way by the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates, nor has the Company received authorization or licensing from the Central Bank of the United Arab Emirates or any other governmental authority in the United Arab Emirates to market or sell the securities within the United Arab Emirates. This document does not constitute and may not be used for the purpose of an offer or invitation. No services relating to the securities, including the receipt of applications and/or the allotment or redemption of such shares, may be rendered within the United Arab Emirates by the Company.

No offer or invitation to subscribe for securities is valid or permitted in the Dubai International Financial Centre.

59

United Kingdom

Neither the information in this document nor any other document relating to the offer has been delivered for approval to the Financial Services Authority in the United Kingdom and no prospectus (within the meaning of section 85 of the Financial Services and Markets Act 2000, as amended (“FSMA”) has been published or is intended to be published in respect of the securities. This document is issued on a confidential basis to “qualified investors” (within the meaning of section 86(7) of FSMA) in the United Kingdom, and the securities may not be offered or sold in the United Kingdom by means of this document, any accompanying letter or any other document, except in circumstances which do not require the publication of a prospectus pursuant to section 86(1) FSMA. This document should not be distributed, published or reproduced, in whole or in part, nor may its contents be disclosed by recipients to any other person in the United Kingdom.

Any invitation or inducement to engage in investment activity (within the meaning of section 21 of FSMA) received in connection with the issue or sale of the securities has only been communicated or caused to be communicated and will only be communicated or caused to be communicated in the United Kingdom in circumstances in which section 21(1) of FSMA does not apply to the Company.

In the United Kingdom, this document is being distributed only to, and is directed at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (“FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this document relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

Canada

The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws. Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor. Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI33-105 regarding underwriter conflicts of interest in connection with this offering.

60

LEGAL MATTERS

The validity of the securities being offered by this prospectus will be passed upon for us by Sichenzia Ross Ference LLP, New York, New York. The underwriter is represented by Sullivan & Worcester LLP, New York, New York.

EXPERTS

The financial statements as of December 31, 2020 and 2019 and for each of the two years in the periods ended December 31, 2019 and 2020 included in this prospectus have been audited by Prager Metis CPAs LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

You may retrieve any of our filings with the SEC by visiting the website maintained by the SEC at www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us at: 8236 Remmet Avenue, Canoga Park, California 91304, (818) 349-2870.

This prospectus, which constitutes a part of the registration statement on Form S-1 that we have filed with the SEC under the Securities Act, does not contain all of the information in the registration statement and its exhibits. For further information with respect to us and the securities offered by this prospectus, you should refer to the registration statement and the exhibits filed as part of that document. Statements contained in this prospectus as to the contents of any contract or any other document referred to are not necessarily complete, and in each instance, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference.

You may retrieve any of our filings with the SEC by visiting the website maintained by the SEC at www.sec.gov. You may also request a copy of these filings, at no cost, by writing or telephoning us at 8236 Remmet Avenue, Canoga Park, California 91304, (818) 349-2870.

61

MED-X, INC.

CONSOLIDATED FINANCIAL STATEMENTS

F-1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Med-X, Inc.

Opinion on the financial statements

We audited the accompanying consolidated balance sheets of Med-X, Inc. and its subsidiaries (“the Company”) as of December 31, 2020 and 2019 and the related consolidated statements of operations and stockholders’ equity, and cash flows for years then ended and the related notes (collectively referred to as “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Restatement of Financial Statements

As discussed in Note 16 to the financial statements, the financial statements have been restated to correct certain misstatements.

Going Concern

The accompanying consolidated financial statements were prepared assuming the Company will continue as a going concern. As discussed in Note 11 to the financial statements, as of December 31, 2020, the Company had recurring losses from operations and an accumulated deficit. These conditions, among others, raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. See Critical Audit Matters below.

Basis of Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters (CAMs)communicated below are matters arising from the 2020 audit of the Company’s financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of CAMs does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the CAMs below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Going concern- Refer to Note 11 to the financial statements, as well as Going Concern explanatory paragraph above

Critical Audit Matter Description:

The Company incurred recurring losses from operations and has accumulated deficit as of December 31, 2020.

How the critical audit matter was addressed in the audit

Our principal procedures to address this matter were:

Obtained cash flow forecast from the Company, performed audit procedures to evaluate the reasonableness of the forecast by comparing to historical financial statements. In addition, we tested cash raised by subsequent sale of shares under the current offering documents.

Obtained subsequent sales information and agreed to shipping records.

/s/ Prager Metis CPAs, LLP

El Segundo, California

April 28, 2021, (February 10, 2022, as to the effects of the errors discussed in Note 16 to the consolidated financial statements)

F-2

MED-X, INC.
CONSOLIDATED BALANCE SHEETS
DECEMBER 31, 2020 AND 2019

	2020 (Restated)	2019 (Restated)
ASSETS
Current Assets
Cash and equivalents	$752,823	$219,983
Restricted cash	-	5,000
Trade receivables	150,929	53,502
Inventory	625,473	603,198
Advance to suppliers	30,000	90,335
Right of use asset, net	-	148,437
Lease deposit	56,324	56,324
Prepaid rent	9,430	9,430
Prepaid expenses	6,392	-
Total Current Assets	1,631,371	1,186,209

Property and Equipment, Net	81,971	189,645

Right of use asset, net	1,315,147	-
Other Assets
Trademark, net	10,161	11,590
TOTAL ASSETS	$3,038,650	$1,387,444

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	$352,317	$496,659
Lease liability	189,523	165,697
Accrued employee related payables	97,998	169,545
Payroll tax liability	38,868	13,640
Short-term loan payable	-	26,130
PPP Loan	305,000	-
Promissory note	85,210	23,104
Current portion of long term note payable	8,053	31,040
Total Current Liabilities	1,076,969	925,815
Long Term Liabilities
Long term lease liability, net of current portion	1,145,135	-
Long term note payable, net of current portion	11,438	22,715
Total Long Term Liabilities	1,156,573	22,715

Total Liabilities	2,233,542	948,530

Stockholders' Equity

Preferred stock (no par value; 10,000,000 shares authorized; (10,000 shares issued and outstanding)	-	-
Common stock (no par value; 300,000,000 shares authorized; (120,280,140 and 110,690,966 shares issued and outstanding as of December 31, 2020 and 2019)	120,280	110,691
Additional paid in capital	12,970,845	9,086,828
Accumulated deficit	(12,286,017)	(8,758,605)
Total Stockholders' Equity	805,108	438,914

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$3,038,650	$1,387,444

The accompanying notes are an integral part of these consolidated financial statements.

F-3

MED-X, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
YEARS ENDED DECEMBER 31, 2020 AND 2019

	2020 (Restated)	2019 (Restated)

Sales	$1,033,750	$801,874
Cost of Goods Sold	711,820	551,141
Gross Profit	321,930	250,733

Operating Expenses

Selling & Marketing	790,557	702,285
Personnel & Outside Services	2,113,886	2,039,622
Non-cash Compensation	180	180
General and Administrative	934,988	1,994,482
Total Operating Expenses	3,839,611	4,736,569

(Loss) from Operations	(3,517,681)	(4,485,836)

Other Income/(Expense)
Debt Extinguishment	-	428,044
Interest Expense	(9,731)	(2,237)
Total Other Income (Expense)	(9,731)	425,807

(Loss) Before Income Taxes	(3,527,412)	(4,060,029)

Net (Loss)	$(3,527,412)	$(4,060,029)

Net (Loss) per Share - basic and diluted	$(0.03)	$(0.04)

Basic Weighted Average Shares Outstanding – basic and diluted	114,203,280	107,094,054

The accompanying notes are an integral part of these consolidated financial statements.

F-4

MED-X, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31, 2020 AND 2019

	Common	Common	Additional Paid	Accumulated	Total
	Shares	Stock	in Capital	(Deficit)	Equity

Balance at December 31, 2018 as previously reported	102,969,086	$102,969	$5,936,962	(5,319,431)	$720,500

Restatement Adjustment (unaudited)	-	-	(620,855)	620,855	$-

Restated Equity (unaudited) December 31, 2018	102,969,086	102,969	5,316,107	(4,698,576)	720,500

Shares issued for cash (net of offering costs)	7,657,877	7,658	3,765,708	-	3,773,366

Shares repurchased	(70,163)	(70)	(56,060)	-	(56,130)

Compensation for shares repurchased as restated	-	-	51,570	-	51,570

Consulting services for equity raise as restated	134,166	134	8,587	-	8,721

Stock Option Non-Cash Compensation as restated	-	-	180	-	180

Contribution from shareholder	-	-	736	-	736

Net Loss as restated	-	-	-	(4,060,029)	(4,060,029)

Balance at December 31, 2019 "as restated"	110,690,966	110,691	9,086,828	(8,758,605)	438,914

Shares issued for cash (net of offering costs)	6,678,606	6,679	3,536,742	-	3,543,421

Shares repurchased	(140,264)	(140)	(112,071)	-	(112,211)

Compensation for shares repurchased as restated	-	-	95,380	-	95,380

Consulting services for equity raise as restated	2,988,332	2,988	355,612	-	358,600

Stock Option Non-Cash Compensation as restated	-	-	180	-	180

Fair value of prepaid rent to landlord as restated	62,500	60	7,440		7,500

Contribution from shareholder	-	-	736	-	736

Net Loss as restated	-	-	-	(3,527,412)	(3,527,412)

Balance at December 31, 2020 "as restated"	120,280,140	$120,280	$12,970,845	$(12,286,017)	$805,108

The accompanying notes are an integral part of these consolidated financial statements.

F-5

MED-X, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31, 2020 AND 2019

	December 31, 2020 (Restated)	December 31, 2019 (Restated)

Cash flows (used in) operating activities:
Net (loss)	$(3,527,412)	$(4,060,029)
Adjustments to reconcile net (loss)
to net cash (used in) operating activities:
Stock issued for consulting services	358,600	8,721
Stock option grant	180	180
Depreciation and amortization	115,398	136,598
Contribution from shareholder	736	736
Other	7,252	12,260
Changes in operating assets and liabilities:
Trade receivables	(97,427)	17,141
Other receivables	-	2,557
Prepaid expenses	(6,392)	21,000
Inventory	(22,275)	(39,771)
Advance to suppliers	60,335	(40,925)
Accounts payable	(144,431)	(281,699)
Accrued expenses	(9,284)	(25,716)
Accrued Payroll tax	25,228	13,640
Sales tax payable	942	(34)
Net cash (used in) operating activities	(3,232,484)	(4,145,257)

Cash flows from investing activities:

Cash payments for the purchase of property	(3,796)	(5,961)
Net cash (used in) investing activities	(3,796)	(5,961)

Cash flows from financing activities:
Common stock issued for cash net of offering costs	3,543,421	3,772,883
Loan payable	305,000	-
Purchase of shares	(112,211)	(56,130)
Principal payments on debt	(34,196)	(27,603)
Borrowing (repayment) of promissory note	62,106	(32,859)
Net cash provided by financing activities	3,764,120	3,656,291

Net (decrease) increase in cash and equivalents	527,840	(494,927)
	-	-
Cash and equivalents at beginning of year	224,983	714,910

Cash and equivalents at end of year	$752,823	$219,983

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid during the year for:
Income Tax	$1,600	$1,600
Interest	$-	$-
Non-cash transactions:
Issuance of shares for Prepaid rent	$7,500	$-
Right of use asset- investing activity	$1,315,147	$346,353
Lease Liability - financing activity	$1,334,658	$358,446

The accompanying notes are an integral part of these consolidated financial statements.

F-6

MED-X, INC.

DECEMBER 31, 2020 AND 2019

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - Nature of Operations

Organization and Description of Business

Med-X, Inc. (“Med-X”, “we”, “us”, “our”, or the “Company”) is a Nevada corporation formed in February 2014 and is engaged in product development, distribution, and marketing.  In April 2018, the Company through a merger acquired Pacific Shore Holdings, Inc. (“PSH” or “Pacific Shore”).

The Company and PSH developed a series of proprietary natural “green” branded products under our product names: Nature-Cide®, Thermal-Aid®, Home Spa™ and Malibu Brands. Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries, including professional pest control, Turf, janitorial, hospitality, transportation and agriculture, and the Cannabis and Hemp cultivation and products industries. Thermal-Aid®, Thermal-Aid Zoo® and the Thermal-Aid Headache Relief System® are 100% natural heating/cooling pain and physical therapy products for painful ailments affecting adults, children and animals. Nature-Cide® and Thermal-Aid® are distributed through ecommerce platforms and through national and international distribution outlets positioned around the United States (US) and Asia.

Home Spa Shower Sprays are essential oil-based products distributed through various ecommerce platforms.  Nature-Cide® products are all-natural essential oil blends of indoor and outdoor pesticide/insecticide/repellent developed for multiple industries such as professional pest control, sanitation, hospitality, transportation and agriculture, including Cannabis cultivation. Nature-Cide® and Thermal-Aid® brands are distributed through ecommerce platforms as well as by national distribution firms in the US, with international capability. Home Spa Shower Sprays are an essential oil-based product distributed through ecommerce platforms. Malibu Brands are all-natural essential oils, including Hemp and CBD oil products, designed to treat a variety of ailments and are still in the development stage. The Company also operates the MJT Network® through the Company’s online media platform, www.marijuanatimes.org, which publishes Cannabis media content to generate revenue from advertisers and traffic optimizing venues. The network includes smart phone and tablet applications and publishes a daily news video through social and news applications. Med-X also plans to cultivate custom-bred Cannabis primarily for sale for medicinal use to treat aliments or their symptoms such as pain, sleep deprivation, appetite disorders, and neurological conditions. As these core businesses evolve, we will seek to develop and monetize techniques for the recognition and extraction of Cannabis compounds for the medical industry, and (ii) a cost effective pharmacy automation system for the pharmaceutical and cannabis industries.

NOTE 2 - Summary of Significant Accounting Policies

Principles of Consolidation

This summary of significant accounting policies of Med-X, Inc. is presented to assist in understanding the consolidated financial statements.  The financial statements and notes are representations of the Company's management which is responsible for the integrity and objectivity of the financial statements.  These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Principles of Reporting

This summary of significant accounting policies of Med-X, Inc. is presented to assist in understanding the consolidated financial statements.  The financial statements and notes are representations of the Company's management which is responsible for the integrity and objectivity of the financial statements.  These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

F-7

Use of Estimates

The preparation of financial statements in conformity with US generally accepted accounting principles (“US GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions related to allowance for doubtful accounts, inventory valuation, the useful lives and recoverability of long-lived assets, stock-based compensation and deferred income tax asset valuation allowances. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The Company’s actual results may differ materially and adversely from the Company’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected.

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606 “Revenue Recognition in Financial Statements”

Revenue from sale of goods under Topic 606 in a manner that reasonably reflects the delivery of its services to customers in return for expected consideration and includes the following elements:

•	executed contract(s) with our customers that we believe is legally enforceable;

•	identification of performance obligation in the respective contract;

•	determination of the transaction price for each performance obligation in the respective contract;

•	allocation the transaction price to each performance obligation; and

•	recognition of revenue only when the Company satisfies each performance obligation.
•

Revenue from sale of goods is recognized when the customer obtains control of the goods, which happens when the goods are shipped to the customer and no other obligation exits. Web based sales are recognized when the customer receives the goods. The Company does not provide unconditional return or other concessions to the customer. The Company’s sales policy allows for the return of unopened products for cash after deducting certain service and transaction fees. As alternatives for the product return option, the customers have options of asking an exchange of the products with same value

Cash and Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be considered cash equivalents. The carrying value of these investments approximates fair value. The Company had $752,823 and $219,983 in cash at December 31, 2020 and 2019, respectively.

Inventory

Inventory consists mainly of finished goods which are to be valued at the lower of cost or market method.

Property and Equipment

At December 31, 2020 and 2019, property and equipment consists of software, laboratory building improvements on leased land and related furniture and equipment and are stated at cost.  The Company depreciates the cost of property and equipment using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Years
Software and Website	5
Furniture and Equipment	3
Building Improvements	Lease term
Capital Leases – Vehicle	Lease term

F-8

Expenditures for maintenance and repairs are expensed as incurred.

Income Taxes

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Offering Costs

Costs incurred in connection with raising capital by the issuance of common stock are recorded as contra equity and deducted from the capital raised.

Impairment of Long Lived Assets

FASB ASC Topic 360, “Property, Plant, and Equipment,” requires long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value (“FV”). The Company did not record any impairment to long-lived assets as of December 31, 2020 or 2019.

Fair Value of Financial Instruments

The Company follows FASB ASC Topic 820, “Fair Value Measurements and Disclosures” for the accounting for financial assets and financial liabilities and items that are recognized or disclosed at FV in the financial statements on a recurring basis, at least annually. This standard provides a single definition of FV and a common framework for measuring FV as well as new disclosure requirements for FV measurements used in financial statements. FV measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs and are determined by either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability. Absent a principal market to measure FV, the Company would use the most advantageous market, which is the market that the Company would receive the highest selling price for the asset or pay the lowest price to settle the liability, after considering transaction costs. However, when using the most advantageous market, transaction costs are only considered to determine which market is the most advantageous and these costs are then excluded when applying a FV measurement.

The Company follows the FASB issued amendments to the accounting standards related to the measurement of liabilities that are routinely recognized or disclosed at FV. This standard clarifies how a company should measure the FV of liabilities, and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. The FV accounting standard creates a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for FV measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

F-9

Stock Based Compensation

The Company records stock-based compensation as an expense based upon grant date fair value of the award. The Company recognizes the effect of forfeitures in compensation cost when they occur. Previously recognized compensation cost for employee and nonemployee share-based payment awards are reversed in the period that the award is forfeited. Stock based compensation as restated for 2020 and 2019 was $180 and $180, respectively.

Accounts Receivable

All accounts receivable are trade related. The Company’s management believes there was no need for an allowance for doubtful accounts as of December 31, 2020 or 2019.

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded on management’s best estimate of collection.

Restricted Cash

The Company has funds held in escrow by an Escrow Agent received from the Company’s Regulation A+ Offering. As of December 31, 2020, the Company had $0 and $5,000 as of December 31, 2019. These funds were held by the Escrow Agent and fluctuate based upon investment disbursements received from the Regulation A+ Offering.

Basic and Diluted Net Loss Per Share

Basic and diluted earnings or loss per share ("EPS") amounts in the consolidated financial statements are computed in accordance ASC 260- 10 "Earnings per Share", which establishes the requirements for presenting EPS. Basic EPS is based on the weighted average number of common shares outstanding. Diluted EPS is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net income or loss available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Potentially dilutive securities were excluded from the calculation of diluted loss per share because their effect would be anti-dilutive. During the years ended December 31, 2020 and 2019, there were no dilutive securities.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact this standard will have on its CFS.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistent application among reporting entities. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. Upon adoption, the Company must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Company is evaluating the impact this update will have on its CFS. Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission (“SEC”) did not or are not believed by management to have a material impact on the Company’s present or future CFS.

F-10

NOTE 3 – Property and Equipment

Property and equipment are summarized by major classifications as follows as of December 31, 2020 and 2019:

	2020	2019
Buildings & improvements	$337,806	$334,010
Furniture & equipment	318,553	313,553
Software	166,513	166,513
Vehicles	152,574	152,574
Total Assets	975,446	966,650
Less: Accumulated depreciation	893,473	782,005
	$81,971	$189,645

NOTE 4 – Income Taxes

The provision (benefit) for income taxes consists of the following components for 2020 and 2019:

	2020	2019
Current	$-0-	$-0-
Deferred	-0-	-0-
	$-0-	$-0-

The effective income tax rate for the years ended December 31, 2020 and 2019 consisted of the following:

	2020	2019
Federal statutory income tax rate	(21.00)%	(21.00)%
State income taxes-net	(6.90)%	(6.90)%
Valuation allowance	27.90%	27.90%
Permanent difference	0.00%	0.00%
Net effective income tax rate	0.00%	0.00%

The Company’s total deferred tax asset, deferred tax liabilities, and deferred tax asset valuation allowance as of December 31, 2020 and 2019 were as follows:

	2020	2019
Net operating loss carryforward	$9,340,140	$8,248,798
Less: valuation allowance	(9,340,140)	(8,248,798)

Net Deferred tax assets	-	-

F-11

The deferred tax asset was based upon a net operating loss (NOL) carryforward of approximately $26,722,000 as of December 31, 2020 as we will file a consolidated return for 2020. The consolidated return for 2019 has been filed. These NOLs are subject to separate return limitations. Realization of the future tax benefits related to the deferred tax asset is dependent upon many factors, including the Company’s ability to generate future taxable income. Due to the uncertainty of future earnings, management is unable to predict whether the deferred tax asset will be realized and, accordingly, has recorded a full valuation allowance against this asset. The Company can utilize its NOL carryforward in the future. The NOL carryforward indefinitely.

The federal and state income tax returns of the Company for 2020 and 2019 are subject to examination by the Internal Revenue Service, generally for three years and California Franchise Tax Board for four years after they were filed. The Company's tax returns for the period from December 31, 2017 to December 31, 2019 are open for assessment.

The Company took no uncertain tax positions at December 31, 2020 or 2019.

NOTE 5 – Lease

The Company conducts its operations from facilities in Canoga Park, California that initially leased under a five-year lease which expired September 14, 2020. The Company renewed its lease for an additional five-year term which expires October 14, 2025. The lease is subject to an annual adjustment based upon an increase in the Consumer Price Index in the Los Angeles Area.

The following is a schedule of future annual minimum rental payments required under the above operating lease as of December 31, 2020:

Year	Amount

2021	$273,933
2022	$296,386
2023	$332,312
2024	$372,728
2025	$309,858

Rent expense in 2020 and 2019 was $268,902 and $267,052.

The Company also entered into a five-year lease for approximately 600 square feet of land from one of its Executives on which the Company constructed its test facility. The Company is currently leasing 600 square feet of land on a month-to-month basis under the same terms as the original lease. The Company’s cost for the use of the land is that it pays the utilities for to the property. The Company accounted for the FV of the rent separately in these CES (See Note 6 below).

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which establishes a Right of Use (“ROU”) model that requires a lessee to record a ROU asset and a lease liability, measured on a discounted basis, on the balance sheet for all leases with terms longer than 12 months. Effective January 1, 2019, the Company adopted the provisions of Topic 842 using the alternative modified transition method, with a cumulative effect adjustment to the opening balance of accumulated deficit on the date of adoption, and prior periods not restated, as allowed under the provisions of Topic 842. The Company also elected to use the practical expedients permitted under the transition guidance of Topic 842, which provides for the following: the carryforward of the Company’s historical lease classification, no requirement for reassessment of whether an expired or existing contract contains an embedded lease, no reassessment of initial direct costs for any leases that exist prior to the adoption of the new standard, and the election to consolidate lease and non-lease components. The Company also elected to keep all leases with an initial term of 12 months or less off the balance sheet.

As of December 31, 2020, the Company recorded $1,357,647 of ROU assets and $1,334,658 of lease liabilities primarily relating to rentals of space for our corporate offices under operating lease. In addition, the Company recorded a cumulative adjustment of rent expense of $24,511. As part of the Company’s lease renewal the Company issued 62,500 shares of its common stock to the landlord at $.80 per share for a Fair Value of $50,000. This amount is being amortized over the life of the lease renewal which is 5 years.

F-12

The weighted average remaining lease term for the Company’s operating leases was 4.75 years as of December 31, 2020 and the discount rate for those leases was 6.75%, which is the Company’s incremental borrowing rate. The Company’s operating lease expenses are recorded within general and administrative expenses.

As of December 31, 2019, the Company recorded $346,353 of ROU assets and $358,446 of lease liabilities upon adoption, primarily relating to rentals of space for our corporate office lease under operating lease. In addition, the Company recorded a cumulative adjustment of rent expense of $17,260.

The weighted average remaining lease term for the Company’s operating leases was 0.75 years as of December 31, 2019 and the discount rate for those leases was 6.6%, which is the Company’s incremental borrowing rate. The Company’s operating lease expenses are recorded within general and administrative expenses.

As of December 31, 2020, the ROU asset was $ 1,315,147 and lease liability net of deposit of $ 37,722 was $ 1,296,936.

As of December 31, 2019, the ROU asset was $ 148,437 and lease liability net of deposit of $ 37,722 was $ 127,975.

NOTE 6 – Related Party Transactions

The Company, as disclosed in Note 5 – Leases and Commitments, leases approximately 600 square feet of land from one of its Executives at a cost of $736 per year which was expensed.

Mark Richardson of the law firm Richardson & Associates, a director and shareholder of the Company, provides legal services for SEC activities. Richardson & Associates provides specific SEC activities to the Company. In 2020 and 2019 the Company incurred other legal expenses to Richardson & Associates of $10,870 and $28,108 respectively. In addition, Mr. Richardson received Founder’s shares in the Company.

NOTE 7 – Concentration of Credit Risks

Concentration of Major Customers

As of December 31, 2020, the Company’s trade accounts receivable was $150,929 from 66 customers. For the year ended December 31, 2020 the Company received 85% of its revenue from four customers and for the year ended December 31, 2019 the Company received 54% of its revenue from two customers. For 2020, the specific concentration was Customer A at 26%, Customer B at 22%, Customer C at 19% and Customer D at 18%. For 2019, the specific concentration was Customer A at 30% and Customer B at 24%.

Concentration of Supplier Risk

The Company uses single supplier relationships for its raw materials purchases and filling capacity due to the unique formulation and components of each product line, which potentially subjects the Company to a concentration of business risk. If these suppliers had operational problems or ceased making product available to the Company, operations could be adversely affected. The Company had two vendors that accounted for 68% of purchases during the year ended December 31, 2020. Specific concentrations were Vendor A at 34% and Vendor B at 34%. The Company had two vendors that accounted for 56% of purchases during the year ended December 31, 2019. Specific concentrations were Vendor A at 39% and Vendor B at 17%.  If significant suppliers become unable or unwilling to provide inventory in a timely manner, the Company believes that other suppliers are available to provide similar inventory at comparable prices.

NOTE 8 – Common Stock

During 2020 the Company issued 6,678,606 shares of which, 1,763,774 shares of common stock at $.80 per share under its second Regulation A+ Offering of which 140,264 shares of common stock sold by one of its Executive Officers.

F-13

The Company also sold 4,914,832 shares of common stock at $.60 per share under a private placement.

The Company also issued 2,988,332 shares of common stock for consideration associated with consulting support of Company raising equity and 62,500 shares for prepaid rent associated with the lease renewal of its corporate offices. The FV of the 2,988,332 was $358,600 at $0.12 and was expensed. The 62,500 shares issued to the lessor was recorded as part of the right of use asset of $7,500.

The Company received gross proceeds of $4,353,700 from these offerings offset by $816,957 in offering costs applied to the above.

During 2019 the Company sold 7,657,877 shares during 2019 of which, 4,473,739 shares of common stock at $.60 per share under its first Regulation A+ Offering. The Company also sold an additional 876,976 shares of common stock at $.80 per share under a second Regulation A+ Offering of which 70,163 shares of common stock sold by one of its Executive Officers.

The Company also sold 2,307,162 shares of common stock at $.60 per share under a private placement.

The Company also issued 134,166 shares of common stock for consideration associated with consulting support of Company raising equity, the fair value of which was $8,721 at $0.065 and was expensed.

The Company received gross proceeds of $4,770,581 from these offerings offset by $997,215 in offering costs applied to the above.

NOTE 9 – Preferred Stock

Effective with the closing of the 2018 merger of PSH, the Company issued to its President 10,000 shares of newly authorized Series A Preferred Stock of the Company which allowed its President to maintain voting control. The newly authorized Series A Preferred Stock of the Company issued to the Company’s President have the rights, preferences and privileges expressed in the Certificate of Designation of the Company for the Series A Preferred Stock.

NOTE 10 – Stock Options – (Restated, see Note 16)

On May 2, 2016, the Company adopted its 2016 Stock Incentive Plan (the “Plan”). The plan allows the Company to offer an option or a share purchase right to employee, director, consultant or a member of the Board of Directors. Under the Plan, the maximum number of shares that may be issued shall not exceeded 10,000,000. The term of the option shall not exceed 10 years from the date of grant. As of grant date 37.8% of the shares shall vest on the grant date and the remaining portion 62.2% of the shares subject to the option shall vest each quarterly thereafter per individual option grants. The grants were made to 13 employees, two independent directors and three consultants.  The exercise price of the stock options is $0.60 per share for 3,030,000 of them and $0.66 per share for 1,000,000 of them. During 2018 the Company granted 50,000 options to a newly appointed Board of Directors member. These options had 12,500 shares vested during 2019.

The FV of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period.

(1)	Risk-free interest rate - Risk-free interest rate was based on the US Treasury bond yield for a similar duration, as of the day of grant.

(2)	Volatility - Volatility was based on the volatility of comparable companies, analyzed over historical weekly share prices for one year immediately prior to the day of grant.

(3)	Dividend yield - Dividend yield was estimated by the Company based on its expected dividend policy over the contractual life of the options.

(4)

FV of the ordinary shares - When estimating the FV of the ordinary shares on the grant dates, the Company considered factors we believe are material to the valuation process, including, but not limited to, actual and projected financial results, risks, economic and market conditions, and estimates of weighted average cost of capital.

The following is a summary of the Company’s stock option activity for the year ended December 31, 2020:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price

Outstanding at December 31, 2019	3,930,000	$0.61
Granted	0	$0.61
Canceled	250,000	$0.61
Exercised	-
Outstanding at December 31, 2020	3,680,000	$0.61
Exercisable at December 31, 2020	3,655,000	$0.61

F-14

The number and weighted average exercise prices of all options outstanding as of December 31, 2020, are as follows:

Options Outstanding
			Weighted
		Weighted	Average
	Number	Average	Remaining
	Outstanding	Exercise	Contractual Life
Exercise Price	Dec 31, 2020	Price	(Years)

$0.66	1,000,000	$0.66	2.3
$0.60	2,680,000	$0.60	6.3
	3,680,000	$0.62	4.9

The number and weighted average exercise prices of all options outstanding as of December 31, 2019, are as follows:

Options Outstanding
			Weighted
		Weighted	Average
	Number	Average	Remaining
	Outstanding	Exercise	Contractual Life
Exercise Price	31-Dec-19	Price	(Years)

$0.66	1,000,000	$0.66	3.3
$0.60	2,930,000	$0.60	7.3
	3,930,000	$0.62	5.9

NOTE 11 – Going Concern

The Company’s consolidated financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

As reflected in the consolidated financial statements, the Company has an accumulated deficit as of $12,286,017 as of December 31, 2020, a net loss and net cash used in operating activities for the reporting period then ended. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year from the of the date that the financial statements were available to be issued.

The Company’s cash position may not be sufficient to support the Company’s daily operations. Management plans to raise additional funds by way of a private or public offering. While the Company believes in the viability of its strategy and its ability to generate sufficient revenue and to raise additional funds, there can be no assurances to that effect. Should the Company fail to raise additional capital, it may be compelled to reduce the scope of its planned future business activities.

The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan, to generate sufficient revenue and to raise additional funds by way of public and/or private offerings.

The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally.

Because COVID-19 infections have been reported throughout the United States, certain federal, state and local governmental authorities have issued stay-at-home orders, proclamations and/or directives aimed at minimizing the spread of COVID-19. Additional, more restrictive proclamations and/or directives may be issued in the future.

The ultimate impact of the COVID-19 pandemic on the Company’s operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or the Company, may direct, which may result in an extended period of continued business disruption, reduced customer traffic and reduced operations. Any resulting financial impact cannot be reasonably estimated at this time but is anticipated to have a material adverse impact on our business, financial condition and results of operations.

The measures taken to date impacted the Company’s business for the fiscal fourth quarter and potentially beyond. Management expects that all of its business segments, across all of its geographies, will be impacted to some degree, but the significance of the impact of the COVID-19 outbreak on the Company’s business and the duration for which it may have an impact cannot be determined at this time.

F-15

NOTE 12 – Commitments

As of December 31, 2020, the Company is not involved in any legal proceeding, claims and litigation arising in the ordinary course of business.

NOTE 13 – Other Events

In December 2019, a novel strain of coronavirus, causing a disease referred to as COVID-19, was reported to have surfaced in Wuhan, China. Since then, COVID-19 has spread to multiple countries, including the United States (U.S.). In March 2020, the World Health Organization declared the COVID-19 outbreak a pandemic, and the pandemic has resulted in quarantines, travel restrictions, and the temporary closure of office buildings and facilities in the United States. The state of California, where the Company is headquartered, has been affected by COVID-19.

In April 2020 the Company applied for, approved and received a total of $305,000 in form of the Federal Payroll Protection Program (“PPP) and EIDL loan. The Company was granted the PPP Loan due COVID-19. The full amount was principal as there was no interest charged as it was to be forgiven.

In October 2020, the Company entered into an Agreement with US Capital Global (“USCGP”) whereby USCGP would act as financial advisor with the objective to raise up to $10,000,000 in debt and/or equity and a willingness to pay 4.5% cash commission and 5% warrants commission of the closing amount of the transaction. This Agreement can be terminated by either party upon written notification.

In July 2019, the Company officially terminated its Letter of Intent dated April 2019 and entered into with one of its acquisition targets and filed the required Form 1-U.

NOTE 14 – Debt Extinguishment

The Company had a dispute with a supplier regarding the quality of product delivered in 2013. While in dispute the Company did not make any payments to the supplier for inventory that was not acceptable. In 2014, the supplier’s attempt for a Writ of Attachment was rejected in Federal Court and the matter then languished in arbitration in Hong Kong. By 2017, the arbitration was abandoned by the supplier and the supplier was then put into receivership and went out of business. During 2019, the Company recorded debt extinguishment arising from reversal of accounts payable to supplier.

NOTE 15– Promissory Note

The Company entered into, with Crestmark Bank, a Loan and Security Agreement (the “Loan Agreement”) and a promissory note (the “Note”). The maximum amount that can be borrowed under the Promissory Note is $1,500,000. The Loan Agreement establishes the collateral and required terms for establishing a factoring of Accounts Receivable. Accounts Receivable are collected 87% up-front from Crestmark Bank, 13% collected upon customer payment, and deduction of fees by Crestmark Bank are paid as a deduction against factored amounts remitted to the Company. Interest on the outstanding balance is calculated at two (2%) percent above Prime Rate. At no time will the rate be lower than five and one quarter (5.25%) percent per annum. As of December 31, 2020 and 2019 the outstanding balance was $85,210 and $23,104 respectively.

The Loan Agreement calls for a security interest in the assets of the Company such as Accounts, Goods, Inventory, Equipment, Chattel Paper, Instruments, Investment Property, specifically identified Commercial Tort Claims, Documents, Deposit Accounts, Letter of Credit Rights, General Intangibles, Contract Rights, customer lists, furniture and fixtures, books and records and supporting obligations for any of the foregoing.

The Company also agreed to certain fees such as loan fees, late reporting fees, lockbox fees, documentation fees, maintenance fees and an exit fee.

NOTE 16 – Restatement

Subsequent to the issuance of its 2020 financial statements, the Company (1) incorrectly did not record expense for the issuance of shares provided for services and (2) did not appropriately determine the fair value of shares issued to employees and for services provided. As a result, the consolidated financial statements as of December 31, 2020, and for the years ended December 31, 2020 and December 31, 2019, have been restated from amounts previously reported to correct the error. In addition, an opening adjusting entry for the year ended December 31, 2018 in the amount of $620,855 was made as a reduction to Additional Paid in Capital and a reduction in Accumulated Deficit.

The Company realized it had previously recorded the Fair Value of shares issued for consulting services as well as stock option expense incorrectly as an adjustment to Additional Paid in Capital. Initially the Company based the Fair Value on the stock option exercise price of $.60 per share and the consulting services Fair Value based upon $.60 per share which is what the Company is offering equity through its Reg D 506(c) Offering. To determine the restatement reflected in the above, the Company estimated the grant-date fair-value of awards through use of an income approach with the assistance of a valuation specialist.

F-16

The following summarizes the effects of these restatement adjustments.

	December 31, 2020 Consolidated Statement of Operations Impact
	As Previously Reported	Adjustment for Correction		As Revised

Sales	$1,033,750	$-		$1,033,750
Cost of Goods Sold	711,820	-		711,820
Selling & Marketing	790,557	-		790,557
Personnel & Outside Services	1,634,678	479,208	(1)	2,113,886
Non-cash Compensation	1,985	(1,805	)(2)	180
General and Administrative	934,988	-		934,988
Other Income (Expense)	(9,731)	-		(9,731)
Net Loss	$(3,050,009)	$(477,403)		$3,527,412

	December 31, 2020 Consolidated Balance Sheet Impact

Current Asset
Right of use asset, net	$1,357,647	$(42,500	)(3)	1,315,147
Total Assets	$1,357,647	$(42,500)		$1,315,147

Current Liabilities
Payroll tax liability	$-	$38,868		38,868
Total Current liabilities	$-	$38,868		$38,868

Stockholders' Equity
Common stock	$120,280	-		$120,280
Additional paid in capital	13,165,374	(194,529	)(1)(2)(3)(4)	12,970,845
Accumulated deficit	(12,399,178)	113,161	(1)(2)(4)	(12,286,017)
Total Stockholders' Equity	$886,476	$(81,368)		$805,108

	December 31, 2020 Consolidated Cash Flow Statement Impact

Cash flow from operating activities:
Net (loss)	$(3,050,009)	$(477,403	)(1)(2)(4)	$(3,527,412)
Shares issued for consulting services	-	358,600	(1)	358,600
Payroll tax	-	25,228	(4)	25,228
Stock option grant	1,985	(1,805	)(2)	180
Depreciation and amortization	115,398	-		115,398
Other operating balances	(299,858)	-		(299,858)
Total cash from operating activities	$(3,232,484)	$-		$(3,232,484)

F-17

The following summarizes the effects of these restatement adjustments.

	December 31, 2019 Consolidated Statement of Operations Impact
	As Previously Reported	Adjustment for Correction		As Revised

Sales	$801,874	$-		$801,874
Cost of Goods Sold	551,141	-		551,141
Selling & Marketing	702,285	-		702,285
Personnel & Outside Services	1,965,691	73,931	(1)(4)	2,039,622
Non-cash Compensation	43,820	(43,640	)(2)	180
General and Administrative	1,994,482	-		1,994,482
Other Income (Expense)	425,807			425,807
Net Loss	$4,029,738	$30,291		$4,060,029

Current Liabilities
Payroll tax liability	$-	$13,640	13,640
Total Current liabilities	$-	$13,640	$13,640

	December 31, 2019 Consolidated Balance Sheet Impact

Stockholders' Equity
Common stock	$110,691	-		$110,691
Additional paid in capital	9,691,032	(604,204	)(1)(2)(4)	9,086,828
Accumulated deficit	(9,349,169)	590,564	(1)(2)(4)	(8,758,605)
Total Stockholders' Equity	$452,554	$(13,640)		$438,914

	December 31, 2019 Consolidated Cash Flow Statement Impact

Cash flow from operating activities:
Net (loss)	$(4,029,738)	$(30,291	)(1)(2)	(4,060,029)
Shares issued for consulting services	-	8,721	(1)	8,721
Payroll tax	-	13,640	(4)	13,640
Stock option grant	43,820	(43,640	)(2)	180
Depreciation and amortization	136,598	-		136,598
Other operating balances	(290,937)	46,570		(244,367)
Total cash from operating activities	$(4,140,257)	$(5,000)		$(4,145,257)

F-18

	December 31, 2020 Consolidated Statement of Changes in Shareholder Equity
	Common	Common	Additional Paid	Accumulated	Total
	Shares	Stock	in Capital	(Deficit)	Equity

As Previously Reported
Balance December 31, 2019, as restated	110,690,966	$110,691	$9,086,828	$(8,758,605)	$438,914
Shares issued for cash (net of offering costs)	6,678,606	6,679	3,536,743	-	3,543,422
Shares repurchased	(140,264)	(140)	(112,071)	-	(112,211)
Compensation for shares repurchased	-	-	-	-	-
Consulting services for equity raise	2,988,332	2,988	(2,988)	-	-
Stock Option Non-Cash Compensation	-	-	1,985	-	1,985
Fair value of prepaid rent to landlord	62,500	60	49,940		50,000
Fair value of rental from shareholder	-	-	736	-	736
Net Loss	-	-	-	(3,050,009)	(3,050,009)
Balance at December 31, 2020	120,280,140	120,280	12,561,170	(11,808,614)	$872,836

Restatement Impacts
Balance December 31, 2019	-	$-	$-	$-	$-
Shares issued for cash (net of offering costs)	-	-	-	-	-
Shares repurchased	-	-	-	-	-
Compensation for shares repurchased	-	-	95,380	-	95,380
Consulting services for equity raise	-	-	358,600	-	358,600
Stock Option Non-Cash Compensation	-	-	(1,805)	-	(1,805)
Fair value of prepaid rent to landlord	-	-	(42,500)		(42,500)
Fair value of rental from shareholder	-	-	-	-	-
Net Loss	-	-	-	(477,403)	(477,403)
Balance at December 31, 2020	-	-	409,675	(477,403)	$(67,728)

As Restated
Balance December 31, 2019, as restated	110,690,966	110,691	9,086,828	(8,758,605)	438,914
Shares issued for cash (net of offering costs)	6,678,606	6,679	3,536,743	-	3,543,422
Shares repurchased	(140,264)	(140)	(112,071)	-	(112,211)
Compensation for shares repurchased	-	-	95,380	-	95,380
Consulting services for equity raise	2,988,332	2,988	355,612		358,600
Stock Option Non-Cash Compensation	-	-	180		180
Fair value of prepaid rent to landlord	62,500	60	7,440	-	7,500
Fair value of rental from shareholder	-	-	736	-	736
Net Loss	-	-	-	(3,527,412)	(3,527,412)
Balance at December 31, 2020	120,280,140	$120,280	$12,970,845	$(12,286,017)	$805,108

F-19

	December 31, 2019 Consolidated Statement of Changes in Shareholder Equity
	Common	Common	Additional Paid	Accumulated	Total
	Shares	Stock	in Capital	(Deficit)	Equity

As Previously Reported
Balance December 31, 2018	102,969,086	$102,969.00	$5,936,962	$(5,319,431)	$720,500
Shares issued for cash (net of offering costs)	7,657,877	7,658	3,765,708	-	3,773,366
Shares repurchased	(70,163)	(70)	(56,060)	-	(56,130)
Consulting services for equity raise	134,166	134	(134)	-	-
Stock Option Non-Cash Compensation	-	-	43,820	-	43,820
Fair value of rental from shareholder	-	-	736	-	736
Net Loss	-	-	-	(4,029,738)	(4,029,738)
Balance at December 31, 2019	110,690,966	$110,690.88	$9,691,032	$(9,349,169)	$452,554

Restatement Impacts
Balance December 31, 2018	-	$-	$-	$-	$-
Shares issued for cash (net of offering costs)	-	-	-	-	-
Shares repurchased	-	-	-	-	-
Compensation for shares repurchased	-	-	51,570	-	51,570
Consulting services for equity raise	-	-	8,721	-	8,721
Stock Option Non-Cash Compensation	-	-	(43,640)	-	(43,640)
Fair value of prepaid rent to landlord	-	-	-		-
Fair value of rental from shareholder	-	-	-	-	-
Net Loss	-	-	-	(30,291)	(30,291)
Balance at December 31, 2019	-	-	16,651	(30,291)	$(13,640)

As Restated Balance, December 31, 2018	102,969,086	$102,969.00	$5,936,962	$(5,319,431)	$720,500
Opening Balance Adjustment - Stock Options	-	-	(620,855)	620,855	-
Restated Equity (unaudited) December 31, 2018	102,969,086	$102,969	$5,316,107	$(4,698,576)	$720,500
Shares issued for cash (net of offering costs)	7,657,877	7,658	3,765,708	-	3,773,366
Shares repurchased	(70,163)	(70)	(56,060)	-	(56,130)
Compensation for shares repurchased	-	-	51,570	-	51,570
Consulting services for equity raise	134,166	134	8,587	-	8,721
Stock Option Non-Cash Compensation	-	-	180	-	180
Fair value of rental from shareholder	-	-	736	-	736
Net Loss	-	-	-	(4,060,029)	(4,060,029)
Balance at December 31, 2019	110,690,966	$110,691	$9,086,828	$(8,758,605)	$438,914

NOTE 17 – Subsequent Events

Subsequent events have been evaluated through April 28, 2021, which is the date the annual financial statements were available to be issued.

In March 2021 the Company executed a new Broker Dealer Agreement with Dalmore Group, LLC (“Dalmore”) a registered member of FINRA. Upon Dalmore receiving a No Objection Letter from FINRA, the Company will immediately give notice of termination to its current broker/dealer, HB Securities, LLC (formerly known as NMS Capital Advisors, LLC).

As of April 21, 2021, the Company sold 729,027 shares of common stock in its Regulation A+ Offering and 1,311,000 shares of common stock in its private placement. An executive officer of the Company participated by selling 58,322 shares of his shares of common stock. The Company received net proceeds of $1,369,822 from these offerings.

In May 2021 the Company received notification that its PPP Loan was granted forgiveness.

F-20

MED-X, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(UNAUDITED)

	September 30, 2021	December 31, 2020
ASSETS
Current Assets
Cash and equivalents	1,650,742	752,823
Trade receivables	92,630	150,929
Inventory	676,090	625,473
Advance to suppliers	166,055	30,000
Lease deposit	56,324	56,324
Prepaid rent	56,930	9,430
Prepaid expenses	83,235	6,392
Total Current Assets	2,782,006	1,631,371

Property and Equipment, Net	112,886	81,971

Right of use asset, net	1,267,647	1,315,147
Other Assets
Trademark, net	10,161	10,161
Total Other Assets	10,161	10,161
TOTAL ASSETS	4,172,700	3,038,650

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Accounts payable	276,259	352,317
Lease liability	189,523	189,523
Accrued employee related payables	120,592	97,998
Accrued payroll tax	61,192	38,868
Short term loan	45,945	-
Promissory note	61,587	85,210
Current portion of long term note payable	15,045	8,053
Total Current Liabilities	770,143	1,076,969
Long Term Liabilities
Long term lease liability, net of current portion	1,173,062	1,145,135
Long term note payable, net of current portion	5,819	11,438
Total Long Term Liabilities	1,178,881	1,156,573

Total Liabilities	1,949,024	2,233,542
Commitment and contingency, see note 9	-	-
Stockholders' Equity
Preferred stock (no par value; 10,000,000 shares authorized;
(10,000 shares issued and outstanding)	-	-
Common stock (no par value; 300,000,000 shares authorized;
(133,269,085 and 120,280,140 shares issued and outstanding
as of September 30, 2021 and December 31, 2020)	133,269	120,280
Additional paid in capital	17,565,182	12,970,845
Accumulated deficit	(15,474,775)	(12,286,017)
Total Stockholders' Equity	2,223,676	805,108

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,172,700	$3,038,650

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-21

MED-X, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Nine months ended September 30, 2021	Nine months ended September 30, 2020

Sales	709,259	769,281
Cost of Goods Sold	522,233	500,770
Gross Profit	187,026	268,511

General and Administrative Expenses

Selling & Marketing	528,644	544,418
Personnel & Outside Services	2,070,414	1,079,882
Non-cash Compensation	135	135
General and Administrative	1,086,464	976,271
Total Operating Expenses	3,685,657	2,600,706

(Loss) from Operations	(3,498,631)	(2,332,195)

Other Income/(Expense)
PPP forgiveness	305,000
Gain on sale of asset	14,605	-
Interest Expense	(9,731)	(12,271)
Total Other Income (Expense)	309,874	(12,271)

(Loss) Before Income Taxes	(3,188,757)	(2,344,466)

Income Tax Expense	-	-
Net (Loss)	$(3,188,757)	$(2,344,466)

Net (Loss) per share - basic and diluted	(0.03)	(0.02)
Weighted average shares outstanding – basic and diluted	118,397,042	112,493,407

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-22

MED-X, INC.
CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDER EQUITY
NINE MONTHS ENDED SEPTEMBER 30, 2021 AND 2020
(Unaudited)

	Common	Common	Additional Paid	Accumulated	Total
	Shares	Stock	in Capital	(Deficit)	Equity

Balance at December 31, 2019, as restated	110,690,966	$110,691	$9,086,828	$(8,758,605)	$438,914

Shares issued for cash (net of Offering Costs)	4,429,805	4,430	1,856,538	-	1,860,968

Shares repurchased	(89,360)	(89)	(71,399)	-	(71,488)

Compensation for shares repurchased	-	-	60,765	-	60,765

Consulting services for equity raise	916,667	917	109,083	-	110,000

Stock Option Non-Cash Compensation	-	-	135	-	135

Fair value of prepaid rent to landlord	62,500	60	7,440	-	7,500

Fair value of rental from shareholder	-	-	736	-	736

Net Loss	-	-	-	(2,344,466)	(2,344,466)

Balance as of September 30, 2020	116,010,578	116,008	11,050,126	(11,103,071)	63,063

Balance as of December 31, 2020	120,280,140	120,280	12,970,845	(12,286,017)	805,108

Shares issued for cash (net of Offering Costs)	7,456,292	7,456	3,769,837	-	3,777,293

Shares repurchased	(129,850)	(130)	(103,750)	-	(103,880)

Compensation for shares repurchased	-	-	84,403	-	84,403

Consulting services for equity raise	5,662,503	5,663	843,712	-	849,375

Stock Option Non-Cash Compensation	-	-	135	-	135

Net Loss	-	-	-	(3,188,757)	(3,188,757)

Balance at September 30, 2021	133,269,085	133,269	17,565,182	(15,474,775)	2,223,676

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-23

MED-X, INC.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(Unaudited)
	For the Nine Months Ended
	2021	2020

Cash flows (used in) operating activities:
Net (loss)	$(3,188,757)	(2,344,466)
Adjustments to reconcile net (loss) to net cash (used in) operating activities:
Stock option grant	135	135
Shares for consulting services	849,375	110,000
Depreciation and amortization	26,502	62,775
Contribution from shareholder	736	736
PPP loan forgiveness	(305,000)	-
Gain on sale of asset	(14,605)	-
Other	-	(5,185)
Changes in operating assets and liabilities:
Trade receivables	58,299	(57,130)
Other receivables	(77,842)	(4,219)
Prepaid expenses	6,392	(6,392)
Inventory	(57,081)	(105,332)
Advance to suppliers	(136,055)	60,335
Accounts payable	(76,286)	42,376
Accrued expenses	-	(9,284)
Accrued payroll tax	22,324	29,151
Accrued employee salary and benefits	33,436	(93,655)
Sales tax payable	310	101
Net cash (used in) operating activities	(2,858,117)	(2,320,054)

Cash flows from investing activities:
Cash payments for the purchase of property	30,381	(3,796)
Net cash (used in) investing activities	30,381	(3,796)

Cash flows from financing activities:
Common stock issued for cash net of offering costs	3,673,324	1,920,106
Loan payable	(9,796)	308,504
Purchase of shares	-	-
Principal payments on debt	299	(23,621)
Borrowing (repayment) of promissory note	(23,622)	100,048
Net cash provided by financing activities	3,640,205	2,305,037

Net (decrease) increase in cash and equivalents	897,918	28,137
	-	-
Cash and equivalents at beginning of year	752,824	219,983

Cash and equivalents as of September 30, 2021	$1,650,742	$248,120

The accompanying notes are an integral part of these condensed consolidated financial statements.

F-24

NOTE 1 - Nature of Operations

Organization and Description of Business

Med-X, Inc. (“Med-X”, “we”, “us”, “our”, or the “Company”) is a Nevada corporation formed in February 2014 and is engaged in green scene product development, distribution, and marketing. Our business is expanding significantly since our merger with Pacific Shore Holdings, Inc. (“PSH” or “Pacific Shore”), our affiliate, on April 16, 2018. We have developed a series of proprietary natural “green” branded products under division names Nature-Cide®, Thermal-Aid®, and Malibu Brands.

NOTE 2 - Summary of Significant Accounting Policies

Unaudited Interim Financial Statements

These unaudited financial statements represent the condensed consolidated financial statements of Med-X, Inc. and its wholly owned subsidiaries (collectively, the "Company"). These unaudited condensed consolidated financial statements should be read in conjunction with the Company's condensed consolidated financial statements and the notes thereto as of and for the year ended December 31, 2020, which included all disclosures required by generally accepted accounting principles ("GAAP"). In the opinion of management, these unaudited condensed consolidated financial statements contain all adjustments necessary to present fairly the Company's financial position on a consolidated basis and the consolidated results of operations, equity and cash flows for the interim periods presented. The results of operations for the nine months ended September 30, 2021 and 2020 are not necessarily indicative of expected operating results for the full year. The information presented throughout the document as of and for the nine months ended September 30, 2021 and 2020 is unaudited. The consolidated balance sheet at December 31, 2020 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by generally accepted accounting principles in the U.S. for complete financial statements.

Principles of Consolidation

The consolidated financial statements include the accounts of Med-X. (a Nevada Corporation) and its wholly owned subsidiary, PSH (a Delaware Corporation). All significant intercompany balances and transactions have been eliminated. The Med-X Inc., and PSH will be collectively referred herein to as the "Company". Any reference herein to "Med-X Inc.", the "Company", "we", "our" or "us" is intended to mean The Med-X Inc., including the subsidiaries indicated above, unless otherwise indicated.

Use of Estimates

The preparation of financial statements in accordance with generally accepted accounting principles requires in the United States of America management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of financial statements and the reported amounts of revenues and expenses during the reporting period. The significant estimates and assumptions made by management include valuation allowance for deferred tax assets, depreciation of property and equipment, recoverability of long-lived assets, fair value of equity instruments and the assumptions used in Black-Scholes valuation models related to stock options and warrants. Actual results could differ from those estimates as the current economic environment has increased the degree of uncertainty inherent in these estimates and assumptions.

Revenue Recognition

Revenue includes product sales. The Company recognizes revenue from product sales in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) Topic 606 “Revenue Recognition in Financial Statements”

F-25

Revenue from sale of goods under Topic 606 in a manner that reasonably reflects the delivery of its services to customers in return for expected consideration and includes the following elements:

●	executed contract(s) with our customers that we believe is legally enforceable;

●	identification of performance obligation in the respective contract;

●	determination of the transaction price for each performance obligation in the respective contract;

●	allocation the transaction price to each performance obligation; and

●	recognition of revenue only when the Company satisfies each performance obligation. This is “point in time” recognition under Topic 606.
●

Revenue from sale of goods is recognized when the customer obtains control of the goods, which happens when the goods are shipped to the customer and no other obligation exits. Web based sales are recognized when the customer receives the goods. The Company does not provide unconditional return or other concessions to the customer. The Company’s sales policy allows for the return of unopened products for cash after deducting certain service and transaction fees. As alternatives for the product return option, the customers have options of asking an exchange of the products with same value.

Cash and Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be considered cash equivalents. The carrying value of these investments approximates fair value. The Company had $1,650,742  and $752,823 in cash at September 30, 2021 and December 31, 2020, respectively.

Inventory

Inventory represents raw material and finished goods valued at the lower of cost or market with cost determined using the weight average method which approximates first-in first-out method, and with market defined as the lower of replacement cost or realizable value.

As of September 30, 2021 the Company had finished goods of $308,791 and raw materials of $369,081

F-26

Property and Equipment

At September 30, 2021 and 2020, property and equipment consists of software, laboratory building improvements on leased land and related furniture and equipment and are stated at cost.  The Company depreciates the cost of property and equipment using the straight-line method for financial reporting purposes at rates based on the following estimated useful lives:

Years

Software and Website	5
Furniture and Equipment	3
Building Improvements	2020 - 2024
Capital Leases – Vehicle	Lease term

Expenditures for maintenance and repairs are expensed as incurred.

Impairment of Long Lived Assets

FASB ASC Topic 360, “Property, Plant, and Equipment,” requires long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value (“FV”). The Company did not record any impairment to long-lived assets as of September 30, 2021 or 2020.

Fair Value of Financial Instruments

The Company follows FASB ASC Topic 820, “Fair Value Measurements and Disclosures” for the accounting for financial assets and financial liabilities and items that are recognized or disclosed at FV in the financial statements on a recurring basis, at least annually. This standard provides a single definition of FV and a common framework for measuring FV as well as new disclosure requirements for FV measurements used in financial statements. FV measurements are based upon the exit price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants exclusive of any transaction costs and are determined by either the principal market or the most advantageous market. The principal market is the market with the greatest level of activity and volume for the asset or liability. Absent a principal market to measure FV, the Company would use the most advantageous market, which is the market that the Company would receive the highest selling price for the asset or pay the lowest price to settle the liability, after considering transaction costs. However, when using the most advantageous market, transaction costs are only considered to determine which market is the most advantageous and these costs are then excluded when applying a FV measurement.

F-27

The Company follows the FASB issued amendments to the accounting standards related to the measurement of liabilities that are routinely recognized or disclosed at FV. This standard clarifies how a company should measure the FV of liabilities, and that restrictions preventing the transfer of a liability should not be considered as a factor in the measurement of liabilities within the scope of this standard. The FV accounting standard creates a three-level hierarchy to prioritize the inputs used in the valuation techniques to derive fair values. The basis for FV measurements for each level within the hierarchy is described below with Level 1 having the highest priority and Level 3 having the lowest.

Level 1: Quoted prices in active markets for identical assets or liabilities.

Level 2: Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs are observable in active markets.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

The Company did not have any assets or liabilities to measure at FV as of September 30, 2021  and 2020.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments-Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This guidance is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022. Early application will be permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Company is currently evaluating the impact this standard will have on its CFS.

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes, which simplifies the accounting for income taxes, eliminates certain exceptions within ASC 740, Income Taxes, and clarifies certain aspects of the current guidance to promote consistent application among reporting entities. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, with early adoption permitted. Upon adoption, the Company must apply certain aspects of this standard retrospectively for all periods presented while other aspects are applied on a modified retrospective basis through a cumulative-effect adjustment to retained earnings as of the beginning of the fiscal year of adoption. The Company is evaluating the impact this update will have on its CFS. Other recent accounting pronouncements issued by the FASB, including its Emerging Issues Task Force, the American Institute of Certified Public Accountants, and the Securities and Exchange Commission (“SEC”) did not or are not believed by management to have a material impact on the Company’s present or future CFS.

Income Taxes

Income taxes are accounted for under the asset and liability method.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases, including operating loss and tax credit carry forwards.  Deferred tax assets and liabilities are measured using enacted tax rates to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.  Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

F-28

Offering Costs

Costs incurred in connection with raising capital by the issuance of common stock are recorded as contra equity and deducted from the capital raised.

Stock Based Compensation

The Company accounts for stock-based compensation in accordance with Accounting Standards Codification ("ASC") 718. Stock-based compensation is measured at the grant date, based on the fair value of the award, and is recognized as expense over the requisite service period. In estimating the fair value of the shares of common stock on the grant dates, the Company considered factors we believe are material to the valuation process, including, but not limited to, actual and projected financial results, risks, economic and market conditions, and estimates of weighted average cost of capital. During the nine months ended September 30, 2021 and 2020, the Company recognized $135 and $135 stock based compensation, respectively.

Accounts Receivable

The Company generally does not require collateral, and the majority of its trade receivables are unsecured. The carrying amount for accounts receivable approximates fair value.

Accounts receivable are periodically evaluated for collectability based on past credit history with clients. Provisions for losses on accounts receivable are determined on the basis of loss experience, known and inherent risk in the account balance and current economic conditions.

As of September 30, 2021, the Company’s trade accounts receivable was $92,630 from 78 customers. As of December 31, 2020, the Company’s trade accounts receivable was $150,929 from 66 customers.

All accounts receivable are trade related. The Company’s management believes there was no need for an allowance for doubtful accounts as of September 30, 2021 or 2020.

The Company maintains reserves for potential credit losses on accounts receivable. Management reviews the composition of accounts receivable and analyzes historical bad debts, customer concentrations, customer credit worthiness, current economic trends and changes in customer payment patterns to evaluate the adequacy of these reserves. Reserves are recorded on management’s best estimate of collection.

Concentration of Major Distributors

As of September 30, 2021, the Company’s trade accounts receivable was $92,630 from 78 distributors and customers. For the period ended September 30, 2021 the Company received 83% of its revenue from three distributors and for the period ended September 30, 2020 the Company received 88% of its revenue from four distributors. For 2021, the specific concentration for the top 3 distributors was 32%, 30%, and 21%. For 2020, the specific concentration for the top 4 distributors was 34%, 22%, 17% and 15%.

F-29

Concentration of Supplier Risk

The Company uses single supplier relationships for its raw materials purchases and filling capacity due to the unique formulation and components of each product line, which potentially subjects the Company to a concentration of business risk. If these suppliers had operational problems or ceased making product available to the Company, operations could be adversely affected. The Company had two vendors that accounted for 66% of purchases during the period ended September 30, 2021. Specific concentration for the two vendors was 56% and 10%. The Company had two vendors that accounted for 73% of purchases during the period ended September 30, 2020. Specific concentration for the two vendors was 37% and 36%.  If significant suppliers become unable or unwilling to provide inventory in a timely manner, the Company believes that other suppliers are available to provide similar inventory at comparable prices.

Basic and Diluted Net Loss Per Share

Basic and diluted earnings or loss per share ("EPS") amounts in the consolidated financial statements are computed in accordance ASC 260- 10 "Earnings per Share", which establishes the requirements for presenting EPS. Basic EPS is based on the weighted average number of common shares outstanding. Diluted EPS is based on the weighted average number of common shares outstanding and dilutive common stock equivalents. Basic EPS is computed by dividing net income or loss available to common stockholders (numerator) by the weighted average number of common shares outstanding (denominator) during the period. Potentially dilutive securities were excluded from the calculation of diluted loss per share because their effect would be anti-dilutive. During the nine months ended September 30, 2021 and 2020, there were no dilutive securities.

Going Concern

The Company’s consolidated financial statements have been prepared assuming that it will continue as a going concern, which contemplates continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

As reflected in the consolidated financial statements, the Company has an accumulated deficit as of $15,474,775 as of September 30, 2021 and a net loss and net cash used in operating activities for the reporting period then ended. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year from the of the date that the financial statements were available to be issued.

The Company’s cash position may not be sufficient to support the Company’s daily operations. Management plans to raise additional funds by way of a private or public offering. While the Company believes in the viability of its strategy and its ability to generate sufficient revenue and to raise additional funds, there can be no assurances to that effect. Should the Company fail to raise additional capital, it may be compelled to reduce the scope of its planned future business activities.

The ability of the Company to continue as a going concern is dependent upon the Company’s ability to further implement its business plan, to generate sufficient revenue and to raise additional funds by way of public and/or private offerings.

The consolidated financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

In December 2019, a novel strain of coronavirus (COVID-19) emerged in Wuhan, Hubei Province, China. While initially the outbreak was largely concentrated in China and caused significant disruptions to its economy, it has now spread to several other countries and infections have been reported globally.

Because COVID-19 infections have been reported throughout the United States, certain federal, state and local governmental authorities have issued stay-at-home orders, proclamations and/or directives aimed at minimizing the spread of COVID-19. Additional, more restrictive proclamations and/or directives may be issued in the future.

The ultimate impact of the COVID-19 pandemic on the Company’s operations is unknown and will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the duration of the COVID-19 outbreak, new information which may emerge concerning the severity of the COVID-19 pandemic, and any additional preventative and protective actions that governments, or the Company, may direct, which may result in an extended period of continued business disruption, reduced customer traffic and reduced operations. Any resulting financial impact cannot be reasonably estimated at this time but is anticipated to have a material adverse impact on our business, financial condition and results of operations.

The measures taken to date impacted the Company’s business for the fiscal fourth quarter and potentially beyond. Management expects that all of its business segments, across all of its geographies, will be impacted to some degree, but the significance of the impact of the COVID-19 outbreak on the Company’s business and the duration for which it may have an impact cannot be determined at this time.

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NOTE 3 – Property and Equipment

Property and equipment are summarized by major classifications as follows as of September 30, 2021 and 2020:

	2021	2020
Buildings & improvements	$337.806	$337,806
Furniture & equipment	318,553	318,553
Software	166,513	166,513
Vehicles	194,586	152,574
Total Assets	1,017,458	975,446
Less: Accumulated depreciation	904,572	893,474
	$112,886	$81,972

Depreciation expense for the nine months ended September 30, 2021 and 2020 was $26,502 and $62,775, respectively.

NOTE 4 – Income Taxes

Income before taxes was negative for the nine months ended September 30, 2021. Tax expense for the nine months ended September 30, 2021 and 2020 was $0. The Company reviews its filing positions for all open tax years in all U.S. federal and state jurisdictions where the Company is required to file. The tax years subject to examination include the years 2019 and forward. There are no uncertain tax positions that would require recognition in the consolidated financial statements. If the Company incurs an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Company’s conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors.

F-31

NOTE 5 – Lease

The Company conducts its operations from facilities in Canoga Park, California that were initially leased under a five-year lease which expired on September 14, 2020. The Company renewed its lease for an additional five-year term which expires October 14, 2025. The lease is subject to an annual adjustment based upon an increase in the Consumer Price Index in the Los Angeles Area.

The following is a schedule of future annual minimum rental payments required under the above operating lease as of September 30, 2021:

Year	Amount
2021	$71,850
2022	$296,386
2023	$332,312
2024	$372,728
2025	$309,858

Rent expense in 2021 and 2020 was $202,082 and $191,054, respectively.

The Company also entered into a five-year lease for approximately 600 square feet of land from one of its executive officers on which the Company constructed its test facility (the “Original Lease”), which has expired and is currently on a month-to-month basis under the same terms as the Original Lease. The Company’s cost for the use of the land is that it pays the utilities for to the property.

NOTE 6 – Related Party Transactions

The Company, as disclosed in Note 5 – Leases and Commitments, leases approximately 600 square feet of land from one of its executive officers. The fair value of the lease was $552 for the nine months ended September 30, 2021.

One of the Company’s executive officers sold shares of common stock under the Company’s second Regulation A+ Offering. The Company had advanced $31,897 to the executive officer as of September 30, 2021 against future sale of common stock. There was no advance provided to the executive officer as of September 30, 2020.

Mark Richardson of the law firm Richardson & Associates, a director and shareholder of the Company, provides legal services for SEC activities. Richardson & Associates provides specific SEC activities to the Company. In 2021 and 2020 the Company incurred other legal expenses to Richardson & Associates of $50,488 and $10,870 respectively. In addition, in 2014, Mr. Richardson received 5,000,000 Founder’s shares in the Company.

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NOTE 7 – Shareholders Equity

As of September 30, 2021 the Company had 133,269,085 shares issued and outstanding and 300,000,000 shares authorized. The Company had 10,000 Preferred Series A Super Voting shares issued and outstanding and 10,000,000 authorized. The Preferred shares have no conversion rights.

During the nine months ended September 30, 2021, 7,326,442 shares of common stock were sold for cash of $4,590,640.

During the nine months ended September 30, 2021, the Company issued 5,662,503 shares of common stock for consulting services which was expensed for $849,375.

NOTE 8 – Stock Options

The FV of each option granted was estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for each applicable period.

(1) Risk-free interest rate - Risk-free interest rate was based on the U.S. Treasury bond yield for a similar duration, as of the day of grant.

(2) Volatility - Volatility was based on the volatility of comparable companies, analyzed over historical weekly share prices for one year immediately prior to the day of grant.

(3) Dividend yield - Dividend yield was estimated by the Company based on its expected dividend policy over the contractual life of the options.

(4) FV of the ordinary shares - When estimating the FV of the ordinary shares on the grant dates, the Company considered factors we believe are material to the valuation process, including, but not limited to, actual and projected financial results, risks, economic and market conditions, and estimates of weighted average cost of capital.

NOTE 9 – Commitments and Contingencies

As of September 30, 2021, the Company is not involved in any legal proceedings, claims and litigation arising in the ordinary course of business.

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Commitments and Contingencies

In March 2021, the Company executed a new Broker Dealer Agreement with Dalmore Group, LLC (“Dalmore”) a registered member of FINRA. Upon Dalmore receiving a No Objection Letter from FINRA, the Company will immediately give notice of termination to its current broker/dealer, HB Securities, LLC (formerly known as NMS Capital Advisors, LLC.

On April 5, 2021 (the “Effective Date”), the Company entered into Share Purchase Agreement with Gem Global Yield LLC SCS (“Purchaser”) and Gem Yield Bahamas Limited.  Pursuant to the Agreement, we may sell to the Purchaser from time to time up to $100,000,000 (the “Aggregate Limit”) of our common stock.  Pursuant to the Agreement, the Company may issue a draw down notice pursuant to which the Company may sell the Purchaser an amount of shares that shall not exceed 400% of the average daily trading volume for the 30 days immediately preceding the Draw Down Exercise Date. The per share price shall equal 90% of the average applicable Daily Closing Price of the Company’s common stock during the applicable draw down pricing period.  Following the listing of the Company’s common stock on the Nasdaq Capital Market, the Company may issue a Draw Down Notice for up to $10,000,000 of the Aggregate Limit. Unless earlier terminated as provided hereunder, the Agreement shall terminate automatically on the earliest of (i) thirty-six (36) consecutive months from when we list on the Nasdaq Capital Market (the “Investment Period”); (ii) five (5) years from the Effective Date (as may be extended as provided in the Agreement, and (iii) the date the Purchaser shall have purchased the Aggregate Limit.

NOTE 10 – Promissory Note

The Company entered into, with Crestmark Bank, a Promissory Note which was provided in connection with a Loan and Security Agreement. The maximum amount that can be borrowed under the Promissory Note is $1,500,000. The Loan and Security Agreement establishes the collateral and required terms for establishing a factoring of Accounts Receivable. Accounts Receivable are collected 87% up-front from Crestmark Bank, 13% collected upon customer payment, and deduction of fees by Crestmark Bank are paid as a deduction against factored amounts remitted to the Company. Interest on the outstanding balance will be calculated at two (2%) percent above Prime Rate. At no time will the rate be lower than five and one quarter (5.25%) percent per annum. As of September 30, 2021 and 2020 the outstanding balance was $61,587 and $68,152 respectively.

The Agreement calls for a security interest in the assets of the Company such as Accounts, Goods, Inventory, Equipment, Chattel Paper, Instruments, Investment Property, specifically identified Commercial Tort Claims, Documents, Deposit Accounts, Letter of Credit Rights, General Intangibles, Contract Rights, customer lists, furniture and fixtures, books and records and supporting obligations for any of the foregoing.

The Company also agrees to certain fees such as loan fees, late reporting fees, lockbox fees, documentation fees, maintenance fees and an exit fee.

NOTE 11– Subsequent Events

Subsequent events have been evaluated through February 10, 2022, which is the date the financial statements were available to be issued.

During the period October 1, 2021 through February 10, 2022, the Company sold 2,671,997 shares of common stock in its private placement at $.60 per share, 588,450 shares in its Regulation A+ Offering at $.80 per share. An executive officer of the Company participated by selling 47,034 shares of his common stock as part of the Regulation A+ Offering. In addition, the Company issued 1,883,332 shares for consulting services.

Matthew Mills had received an advance from the Company in the amount of $57,711 which was to be paid back by him to the Company. This amount has been repaid on various dates during the period October 1, 2021 and  December 31, 2021.

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Shares of Common Stock

MED-X, INC.

PRELIMINARY PROSPECTUS

EF HUTTON,

division of Benchmark Investments, LLC

          , 2022

Through and including              , 2022 (25 days after the date of this prospectus), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

The following table sets forth the costs and expenses, payable by the Company in connection with the registration and sale of the common stock being registered other than estimated fees and commissions in connection with our public offering. All amounts are estimates except the SEC registration fee and the Financial Industry Regulatory Authority, Inc. (“FINRA”) filing fee.

Amount
SEC registration fee	$
FINRA filing fee		*
Accounting fees and expenses		*
Legal fees and expenses		*
Transfer agent fees and expenses		*
Printing and mailing expenses		*
Miscellaneous fees and expenses		*

Total expenses	$	*

*To be filed by amendment

ITEM 14. Indemnification of Directors and Officers.

The Company’s amended and restated certificate of incorporation eliminates the personal liability of directors to the fullest extent permitted by the Nevada Business Corporation Act and, together with the Company’s bylaws, provides that the Company shall indemnify and hold harmless, to the fullest extent permitted by applicable law as it may be amended or supplemented, any person who was or is made or is threatened to be made a party or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person, or a person for whom such person is the legal representative, is or was a director or officer of the Company or, while a director or officer of the Company, is or was serving at the request of the Company as a director, officer, employee of another corporation or of a partnership, joint venture, trust, enterprise or nonprofit entity, including service with respect to employee benefit plans, against all liability and loss suffered and expenses (including attorneys’ fees) reasonably incurred by such person.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

ITEM 15. Recent Sales of Unregistered Securities.

The Company has issued a total of 34,265,258 shares of its common stock, of which 24,155,425 were sold and 10,109,833 issued for services provided, within the past three years which were not registered under the Securities Act. All of the sales were made pursuant to an exemption from registration afforded by Section 4(a)(2) of the Securities Act or Rule 506 under Regulation D under the Securities Act.

We currently have a total of 281,388 warrants outstanding, all of which were issued in 2017 and 2018 under an agreement with a third-party platform owner as part of its compensation for handling the Regulation A+ investor activity. The number of warrants was calculated based upon the number of investors during each period. The exercise price of the warrants is $.60 per share. Since the warrants were issued in connection with raising equity, there was no income statement impact caused by the issuance of the warrants. The entry to record the warrants at their fair value of $126,322, was a debit to Additional Paid in Capital with the credit offset to Additional Paid in Capital.

The fair value of the warrants was computed using the same assumptions described in the discussion of Stock Based Compensation Expense. These warrants are classified as equity as there is no reset or other provisions to affect their classifications. The warrants are exercisable for a period of 10 years from the date of this issuance. The warrants issued were 71,944 in 2017 and 209,444 in 2018.

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ITEM 16. Exhibits and Financial Statement Schedules.

(a) The exhibits listed under the caption “Exhibit Index” following the signature page are filed herewith or incorporated by reference herein.

(b) Financial Statement Schedules

No financial statement schedules are provided because the information required to be set forth therein is not applicable or is shown in the consolidated financial statements or notes thereto.

ITEM 17. Undertakings.

(a) The undersigned Registrant hereby undertakes:

(1) to file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) that, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

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(4) That, for the purpose of determining liability of the registrant under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this Registration Statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

(i) any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424;

(ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned registrant; and

(iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned Registrant hereby undertakes that:

(1) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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Exhibit Number	Description
1.1*	Form of Underwriting Agreement between Med-X, Inc. and EF Hutton, a division of Benchmark Investments, LLC
3.1	Bylaws of the Registrant
3.2	Articles of Incorporation
3.3	Certificate of Designation of Series A Preferred Stock
4.1	Form of Common Stock Certificate of the Registrant
4.2*	Form of Representative’s Warrant
4.3	Form of Warrants to Purchase Common Shares of Med-X, Inc.
5.1*	Opinion of Sichenzia Ross Ference LLP
10.1	Form of Subscription Documents
10.2	Share Purchase Agreement between Med-X, Inc., Gem Global Yield LLC SCS and Gem Yield Bahamas Limited
10.3	Registration Rights Agreement between MED-X, Inc., GEM GLOBAL YIELD LLC SCS, and GEM Yield Bahamas Limited
10.4	Broker-Dealer Agreement between Med-X, Inc. and the Dalmore Group.
10.5	Lease between S&R Properties, Corp. and Pacific Shore Holdings, Inc. dated August 1, 20215
10.6	Amendment to Lease with S&R Properties dated July 21, 2020
10.7	Loan and Security Agreement between Crestmark Bank and Pacific Shore Holdings, Inc. dated November 27, 2012
10.8	Security Agreement Crestmark Bank and Pacific Shore Holdings, Inc.
10.9	Promissory Note issued to Crestmark Bank dated November 27, 2021
21.1	List of Subsidiaries
23.1	Consent of Prager Metis, CPA’s LLP
23.2*	Consent of Sichenzia Ross Ference LLP (Included in Exhibit 5.1)
24.1	Power of Attorney (Included on Signature Page)
107	Filing Fee Table.

* to be filed by amendment.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Canoga, California, on the        day of                  , 2022.

MED-X, INC.

By:	/s/
Matthew Mills
Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Matthew Mills, his/her true and lawful attorney-in-fact and agent with full power of substitution and re-substitution, for him/her and in his/her name, place and stead, in any and all capacities to sign any or all amendments (including, without limitation, post-effective amendments) to this Registration Statement, any related Registration Statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all pre- or post-effective amendments thereto, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully for all intents and purposes as he or she might or could do in person, hereby ratifying and confirming that said attorney-in-fact and agent, or any substitute or substitutes for him, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, the following persons in the capacities and on the dates indicated have signed this Registration Statement below.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/	Chief Science Officer and Director	, 2022
Dr. David E. Toomey

/s/	Chief Financial Officer and Director	, 2022
Ronald J. Tchorzewski	(Principal Financial and Accounting Officer)

/s/
Matthew A. Mills	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	, 2022

/s/
Nick Phillips	Chief Media Officer	, 2022

/s/
Jennifer J. Mills	President, Corporate Secretary, and Director	, 2022

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